EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

 OPERATIONS AND FINANCIAL CONDITION

 FOR THE YEAR ENDED DECEMBER 31, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

(All figures are in United States Dollars ("US Dollars") unless otherwise specified and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  This Management’s Discussion and Analysis of Operations and Financial Condition ("MD&A") should be read in conjunction with the Company’s most recently issued annual consolidated financial statements for the year ended December 31, 2016 ("Consolidated Financial Statements").

The Company has included certain non-GAAP financial measures, which the Company believes that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial measures included in this management discussion and analysis include:

•co-product cash costs per ounce of gold produced;
•co-product cash costs per ounce of silver produced;
•co-product cash costs per pound of copper produced;
•all-in sustaining co-product costs per ounce of gold produced;
•all-in sustaining co-product costs per ounce of silver produced;
•all-in sustaining co-product costs per pound of copper produced;
•adjusted earnings or loss from continuing operations;
•adjusted earnings or loss per share from continuing operations;
•adjusted operating cash flows;
•net debt;
•net free cash flow;
•average realized price per ounce of gold sold;
•average realized price per ounce of silver sold; and
•average realized price per pound of copper sold.

Definitions and reconciliations associated with the above metrics, can be found in Section 14, Non-GAAP Measures and Additional Line Items or Subtotals in Financial Statements.

Cautionary statements regarding forward-looking information and mineral reserves and mineral resources are included in this MD&A.

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1.    CORE BUSINESS

Yamana Gold Inc. (TSX:YRI and NYSE:AUY) (the “Company” or “Yamana”) is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

Note 3(a): Significant Accounting Policies - Basis of Consolidation to the most recently audited Consolidated Annual Financial Statements lists Yamana’s significant subsidiaries with majority equity interest and its joint operation of the Canadian Malartic mine.  The Company does not have any material off-balance sheet arrangements, except as noted in Note 33: Contractual Commitments to the Consolidated Annual Financial Statements.

2.    HIGHLIGHTS

For the year ended December 31, 2016 (unless otherwise specified)

Financial

•	Revenue from continuing operations of $1.79 billion, compared to $1.72 billion in the same period of 2015, broken down as follows:

For the years ended December 31,	2016	2015
Revenue per ounce of gold	$1,240	$1,133	9%
Revenue per pound of copper	$1.92	$2.14	(10)%
Revenue per ounce of silver	$17.06	$15.74	8%
Average realized gold price per ounce (i)(ii)	$1,251	$1,157	8%
Average realized copper price per pound (i)(ii)	$2.24	$2.69	(17)%
Average realized silver price per ounce (i)(ii)	$17.04	$15.68	9%
Gold (ounces sold)	1,188,267	1,162,963	2%
Chapada payable copper contained in concentrate (millions of lbs sold)	104.9	126.0	(17)%
Silver (ounces sold)	6,604,212	8,517,174	(22)%

•	Financial highlights in the Company's earnings, adjusted earnings and on a per share basis are as follows:

For the years ended December 31, (In millions of US Dollars; unless otherwise noted)	2016	2015
Net loss from continuing operations	$(290.8)	$(1,686.7)
Net loss per share from continuing operations - basic and diluted	$(0.31)	$(1.80)
Adjusted earnings/(loss) from continuing operations (ii)	$43.3	$(64.5)
Adjusted earnings/(loss) per share from continuing operations - basic and diluted (ii)	$0.05	$(0.08)

•	Net loss from continuing operations reflects an after tax non-cash net impairment of mineral properties of $379.9 million.

•	Other key financial highlights during the period are as follows:

For the years ended December 31, (In millions of US Dollars)	2016	2015
Mine operating losses	$(414.9)	$(1,267.4)
General and administrative expenses (iii)	$100.2	$110.1
Cash flows from operating activities from continuing operations	$651.9	$514.0
Cash flows from operating activities before net change in working capital from continuing operations (ii)	$626.6	$654.8

(i)
Realized prices based on gross sales compared to market prices for metals may vary due to the timing of the sales. Refer to Section 5.1: Overview of Financial Results of this Management’s Discussion and Analysis for the revenue reconciliation.

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(ii)
A cautionary note regarding non-GAAP measures and additional line items or subtotals in financial statements is included in Section 14 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period. Amounts reflected the results from continuing operations.

(iii)	General and administrative expenses are 10% lower than the comparative period in 2015, continuing to reflect the Company's commitment to cost containment and cost reductions.

•
Total debt of $1.59 billion as at December 31, 2016, compared to $1.77 billion as at December 31, 2015 and $2.06 billion as at December 31, 2014, representing a reduction of $470 million since the end of 2014. Net debt (a non-GAAP financial measure, see Section 14) as at December 31, 2016 of $1.50 billion, a decrease of 10%, compared to $1.65 billion as at December 31, 2015. Since 2014, the Company has been able to reduce net debt by $370 million. The Company continues pursuing net debt reduction to further strengthen and sustain a robust financial position, sourced from operating cash flows and from monetization initiatives pursued by the Company in line with the previously stated objective of debt reduction.

•	Completed debt reduction and balance sheet improvement initiatives, which enhanced the Company's financial position and flexibility, as follows:

•	The Brio Gold Inc. ("Brio Gold") purchase rights offering generated proceeds of $40.7 million.

•
Sale of the Mercedes mine for $122.5 million in cash plus equity securities and NSR for an additional value of approximately $23.2 million on close of the transaction. Only cash proceeds are reflected in debt reduction levels as non-cash considerations has not yet been monetized.

•	Monetization of the share purchase warrants to purchase 15 million shares of Sandstorm Gold Ltd for proceeds of $33.6 million.

•	Early repayment of senior debt notes of $17.8 million.

•	Scheduled repayment of senior debt notes of $73.5 million.

•	Repayment of revolver debt, net of draw, of $70.0 million

Operational

•
The Company exceeded consolidated production guidance for all metals, and met consolidated cost guidance. Production guidance was in the range of 1.26 to 1.33 million ounces of gold (before any adjustments for the sale of Mercedes), 6.9 million to 7.2 million ounces of silver and 110 million pounds of copper. Total production (including Mercedes for the first nine months of the year) was 1,269,015 ounces of gold, compared to 1,250,360 ounces of gold for 2015.

•
Total production from continuing operations of 1,198,741 ounces of gold, compared to 1,166,223 ounces of gold in 2015. Production excluding Brio Gold of 1,009,079 ounces of gold, compared to 1,022,125 ounces of gold in 2015.

•	Production increases compared to 2015 include 25% at Jacobina, 2% at Canadian Malartic and 31% at the Brio Gold mines.

•
At Chapada, the gold and copper recovery rates achieved in the fourth quarter of 2016 were the highest for the year. In particular, the retrofit of the flotation circuit completed in the second quarter of 2016 continue to perform as expected with a significant improvement in recoveries.

•
Consolidation of the Minera Florida mine concessions surrounding the core mine area, including Mila, Volga, Irina and others provides the Company control of the majority of the Florida mineral district. In addition to this, and with the successful results of exploration in the Pataguas zone, the mine will resume the development of the Hornitos tunnel which is a production ready exploration tunnel extending across the aforementioned recently acquired land adjacent to the core mine. The Company will pursue the development of these newly discovered zones and advancement of the engineering of the whole ore leaching project to the next stage, in order to maximize the value and upside potential of the recently consolidated grounds at Minera Florida.

•
Jacobina had a strong year, with higher production and lower costs than in 2015. While 2016 was a successful year where the focus was on increased sustainable gold production, 2017 will be focused on cost saving initiatives and efficiency improvements.

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•	Key operational highlights by metal are as follows:

For the years ended December 31,
Gold	2016	2015
Total ounces produced from continuing operations, excluding Brio	1,009,079	1,022,125	(1)%
Total ounces produced from continuing operations	1,198,741	1,166,223	3%
Cost of sales excluding depreciation, depletion and amortization per gold ounce sold, excluding Brio	$664	$645	3%
Cost of sales excluding depreciation, depletion and amortization ("DDA") per gold ounce sold	$677	$657	3%
Depreciation, depletion and amortization per gold ounce sold, excluding Brio	$327	$355	(8)%
Depreciation, depletion and amortization per gold ounce sold	$331	$360	(8)%
Total cost of sales per gold ounce sold, excluding Brio Gold (ii)	$991	$1,000	(1)%
Total cost of sales per gold ounce sold (ii)	$1,008	$1,018	(1)%
Co-product cash costs per gold ounce produced, excluding Brio Gold (i)	$650	$644	1%
Co-product cash costs per gold ounce produced (i)	$665	$653	2%
All-in sustaining co-product costs per gold ounce produced, excluding Brio Gold (i)	$897	$846	6%
All-in sustaining co-product costs per gold ounce produced (i)	$911	$855	7%
Silver
Total ounces produced	6,709,250	8,628,341	(22)%
Cost of sales excluding depreciation, depletion and amortization per silver ounce sold	$9.07	$8.54	6%
Depreciation, depletion and amortization per silver ounce sold	$4.72	$5.59	(16)%
Total cost of sales per silver ounce sold (ii)	$13.79	$14.13	(2)%
Co-product cash costs per silver ounce produced (i)	$8.96	$8.40	7%
All-in sustaining co-product costs per silver ounce produced (i)	$12.65	$11.51	10%
Copper
Chapada copper contained in concentrate production (millions of lbs)	115.5	131.0	(12)%
Cost of sales excluding depreciation, depletion and amortization per copper pound sold	$1.57	$1.41	11%
Depreciation, depletion and amortization per copper pound sold	$0.36	$0.29	24%
Total cost of sales per copper pound sold (ii)	$1.93	$1.71	13%
Chapada co-product cash costs per copper pound produced (i)	$1.58	$1.47	7%
Chapada all-in sustaining co-product costs per copper pound produced (i)	$2.03	$1.77	15%

(i)
A cautionary note regarding non-GAAP measures and additional line items or subtotals in financial statements is included in Section 14 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period. Amounts reflected the results from continuing operations.

(ii)	Total cost of sales consists of the sum of cost of sales excluding DDA plus DDA.

•	Total production from continuing operations of 1.20 million ounces of gold in line with expectations.

•	Annual gold production from continuing operations 3% higher than 2015 with individual mine highlights as follows:

◦	Record production from Canadian Malartic of 292,514 ounces of gold.

◦	Production from Jacobina of 120,478 ounces of gold, representing a 25% increase in production over 2015.

◦	Production from the Brio Gold mines of 188,765 ounces of gold with production from the new Riacho Dos Machados mine ("RDM"), representing a 31% increase in production over 2015.

•	Total cost of sales per gold ounce sold of $991 per gold ounce sold, excluding Brio Gold, and $1,008 per gold ounce sold, including Brio Gold.

•	Cash costs(i)of $650 per ounce of gold produced on a co-product basis, excluding Brio Gold, and $665 per ounce of gold on a co-product basis, including Brio Gold.

•	All-in sustaining costs(i) ("AISC") of $897 per ounce of gold produced on a co-product basis, excluding Brio Gold, and $911 per ounce of gold on a co-product basis, including Brio Gold.

•
Silver production of 6.7 million ounces at total cost of sales per silver ounce sold of $13.79, co-product cash costs(i) of $8.96 per ounce produced and AISC(i) of $12.65 per ounce produced on a co-product basis.

•
Copper production from Chapada of 115.5 million pounds at total cost of sales per copper pound sold of $1.93, co-product cash costs(i) of $1.58 per pound of copper produced, and AISC(i) of $2.03 per pound produced on a co-product basis.

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Strategic Developments and Updates

•
On December 23, 2016, the Company completed the purchase rights offering related to the sale of its shares in Brio Gold, which entitled Yamana shareholders to receive purchase rights, allowing them on exercise of such rights to acquire shares of Brio Gold. A total of 17.3 million Brio Gold Shares owned by the Company were transferred pursuant to the transactions at a price of C$3.25 per Brio Gold Share for aggregate proceeds of $40.7 million (C$54.1 million) to the Company. As a result of the completion of these transactions, Brio Gold is now a standalone public company. Yamana continues to be a significant shareholder of Brio Gold, holding approximately 85% of the issued and outstanding Brio Gold Shares.

•
In September 2016, the Company completed the sale of its Mercedes mine to Premier Gold Mines Limited. The sale proceeds for the transaction includes $122.5 million in cash, and additional value attributed to shares, warrants and a net smelter return royalty for a total value of approximately $23.2 million on close of the transaction. Furthermore, there was additional cash consideration received from the transaction by means of VAT recoveries in excess of $15.5 million gross, or $12.4 million net of tax on proceeds.

•
At Chapada, after improvements in gold and copper recovery rates in the fourth quarter, which were the highest for the year, the Company continued to pursue efforts to further improve operational performance, with targets to increase throughput with minimal capital expenditures, in addition to the implementation of cost improvement initiatives. In particular, the retrofit of the flotation circuit, which was completed in the second quarter of 2016, continued to perform as expected with significant improvement on recovery. The processing optimization undertaken during the fourth quarter is showing good results supporting additional recovery increases and stability in mill throughput. The project is expected to be completed during the first quarter of 2017 with the commissioning of a fully integrated processing control system.

•
At Minera Florida, with the consolidation of the mine concessions surrounding the core mine area, totalling over 3,100 hectares, the Company acquired the new ground immediately adjacent to the Agua Fria concessions as it believes the land contains Florida-like mineralization and is highly prospective. Several improvement opportunities will continue to be developed into 2017 including the advancement of a whole ore leach project aimed to significantly increase recoveries and the improvement of the crushing and grinding circuits. In addition to this and given the successful results of exploration in the Pataguas zone and the planned resumption of the development of the Hornitos tunnel , the Company will pursue the development of these newly discovered zones and advancement of the engineering of the whole ore leaching project to the next stage, in order to maximize the value and upside potential of the recently consolidated grounds at Minera Florida.

•
At the El Peñón mine, the Company has recently completed a plan aimed at delivering a sustainable, longer term optimal production level, taking into account existing mineral reserves, conversion of mineral resources, current production levels and the recent narrow vein discoveries. Considerable amounts were spent on exploration and development at the mine and near mine and, among the objectives of revised mine plan initiatives, the Company sought to determine how to leverage such expenditures on exploration and development per year, allowing maximization of cash flow. The Company believes this approach is conducive to sustainable production over a longer period. The outcome of the evaluation envisages a mine with a production expectation of 140,000 ounces of gold and 4,150,000 ounces of silver, per year beginning in 2017.

•
At Canadian Malartic, the Company has published its maiden inferred mineral resource at Odyssey with 714,000 ounces of gold contained in 10 million tonnes of ore at 2.15 g/t gold, calculated at a cut-off grade of 1.0 g/t of gold.

•
The Company will continue pursuing internal initiatives to surface value from dormant assets including Agua Rica, Jeronimo, La Pepa, Suyai and Don Sixto, all of which have well-defined delineated mineral reserves and/or mineral resources.

Construction and Development

•
Construction and development of Cerro Moro, a high-grade gold and silver deposit, is in progress with production planned to commence in early 2018. The updated mine plan shows partial production in 2018 of gold and silver at feed grades of 11 g/t, and 650 g/t respectively, and reflects the impact of the 3-month ramp-up during Q2 2018.  The 2019 gold production is estimated to be approximately 130,000 ounces at an average feed grade of 11 g/t, and the silver production to be approximately 9,900,000 ounces at an average feed grade of 920 g/t.  The average AISC for the period from 2018 to 2019 is expected to be below $600 per ounce of gold produced and below $9.00 per ounce of silver produced, with co-product cash costs for the same period expected to be below $500 per ounce of gold produced and below $7.50 per ounce of silver produced. Bringing forward metal production into the two first years of operation has resulted in a marginal

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drop-off in average metal production over the remaining mine life which is anticipated to be recovered through further optimization initiatives and a targeted expansion of the mineral reserves from an increased exploration drilling campaign.

◦
During the last quarter of 2016, an opportunity was identified to better exploit the very high silver grades at the project (average LOM silver grade of approximately 540g/t). This was achieved through the relaxation of the maximum silver feed grade to the processing plant following a minor change in operating practices and without incurring additional capital.

◦
Underground mine development of 617 metres was completed in 2016, and the 2017 work-plan includes an increase in the rate of underground mining such that during the last quarter of the year ore will be mined to feed the stockpile ahead of the plant start-up in the first quarter of 2018.

◦	Ramp-up of site construction continued ahead of schedule with bulk earthworks being completed and over 40% of the concrete work having been completed in 2016.

◦
Consistent with the baseline plan, detailed engineering progress advanced slightly beyond the target of 85% completion by the end of the year. This advanced level of engineering design completion prior to the start of large scale construction activities in early 2017 serves to de-risk the project schedule and increase the confidence in the total project cost.

◦	Contracts for structural steel erection, mechanical erection, and tailings dam construction have been awarded which will allow mobilization to take place in the first quarter of 2017 as planned.

◦
Procurement progress is also tracking according to plan with a total of $145 million of the $314 million initial capital committed to date, representing 46% of the total anticipated spend all within the expected budget.

◦	The Cerro Moro management and operations team will be recruited and trained during the course of 2017.

◦	Mechanical completion of the process plant and mine infrastructure is scheduled for the fourth quarter of 2017 in preparation for the start of commissioning in early 2018.

•
At Canadian Malartic, following the Quebec Bureau des Audiences Publiques sur l’Environnement (“BAPE”) public hearings in June and July 2016, permitting of the Barnat Extension and Highway 117 deviation reached an important milestone with the issue of the BAPE report on October 5, 2016.  The report concluded that the project is acceptable and provided several recommendations to improve environmental impact on citizens and enhance social acceptability.  Since the filing of the BAPE report, the Ministre du Développement durable, de l’Environnement et de la Lutte contre les changements climatiques (“MDDLECC”) has been drafting an environmental analysis report and recommendation, which it will submit to the provincial Cabinet for approval.  No firm date for the approval has been set but the Partnership anticipates that this may occur in the first half of 2017.

Exploration

•
El Peñón, Chile - The Company has successfully developed narrow-vein mining techniques during the third and fourth quarters of 2016 that will allow for economic extraction of many of the narrower yet high-grade intervals being generated through careful and well-planned exploration of the core mine vein systems. One area of promising success was the identification of existing high-grade moderate-width intercepts beneath the Quebrada Colorada and Providencia structures that are open to depth and along strike. During the late and fourth quarter of 2016, similar high-grade extensions were identified on the northern extents of the Bonanza system as well.

•
Chapada, Brazil - Drilling has focused on the Formiga target located 15 kilometres northeast of the mine and the Suruca NE target, 11 kilometres northeast of the mine. At Formiga, the Company is targeting copper-gold mineralization that occurs within similar meta-diorite and meta-sedimentary sequences found at the Chapada complex.

•
Gualcamayo, Argentina - Results for Cerro Condor, Potenciales and Las Vacas near surface continue to support mineral resource growth of these near mine target areas. The district mapping and sampling program collected 2,699 samples during 2016. These results will be compiled along with geophysical and remote sensing data to identify and rank targets for additional ground work and eventual drill programs in 2017 and 2018. An updated mineral resource and mineral reserve calculation from the new discoveries will be completed in the first quarter of 2017.

•
Minera Florida, Chile - The aforementioned consolidation of land gives the Company control of the majority of the Florida mineral district and provides access to previously unexplored ground immediately south and southeast of the productive mine area where geologists worked during the quarter to map, sample and identify targets for drill testing. The Las Pataguas target developed near the core mine deposits as part of the district exploration program was drill tested mid-quarter and returned very encouraging results. The first hole in the Las Pataguas target returned 16 metres of 7.77 g/t Au including 6.6 metres of 13.4 g/t. Follow-up drill testing is on-going and expected to confirm and extend this new target. Geologists are continuing to map, sample and identify further targets for drill testing in 2017. A detailed exploration update has been provided in the previously issued press release on February 14, 2017.

•
Cerro Moro, Argentina - A substantial infill drilling program was conducted in 2016 to confirm previously determined indicated mineral resources with tighter spaced drilling. The infill program was successful in confirming those mineral resources and has the impact of de-risking the project and the startup risk of the mine. The fourth quarter program focused on infill drilling at Zoe and exploration drilling at

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the Tres Lomas target, 2 kilometres to the south of Zoe. Results to date are positive, and are expected to lead to the addition to mineral resource ounces at Zoe, Escondida Far West, West and Central, and at the Gabriela deposit in the future. Drilling results show that several ore shoots in the Escondida and Zoe systems remain open to depth providing areas to test in 2017 and beyond, to provide further mineral resource and future mineral reserve growth opportunities.

•	Canadian Malartic Properties, Canada -

◦
Odyssey - Drilling continued to focus on mineral resource upgrade of the North and South mineral bodies and added a program to specifically test the proposed north to south trending higher grade cross structures, which resulted in the inferred mineral resource classification.

◦	Kirkland Lake - The updated Amalgamated Kirkland geologic and mineral models have identified opportunities for growth both along strike and down dip of the currently identified mineral bodies.

◦	Pandora - Encouraging results from the underground program received during November supported drilling of two additional holes during December to establish mineral continuity.

•
Monument Bay, Canada - The summer drill program focused on the central portions of the Twin Lakes deposit with the objective of defining and extending the high-grade mineral bodies and conversion of uncategorized mineral bodies. Assay results for both objectives are in line with expectations, establishing continuity to the high-grade mineral shoots and providing important data to model the bulk lower-grade zones that envelop the high-grade shoots.

(i)	A cautionary note regarding non-GAAP measures and additional line items or subtotals in financial statements is included in Section 14 of this Management's Discussion and Analysis.

3.    OUTLOOK AND STRATEGY

Over the years, the Company has grown through alternating phases of strategic acquisitions to upgrade its portfolio and pursuing organic growth within its portfolio to increase production and cash flow. The Company is currently in an organic growth phase, whereby it is focusing on the numerous internal opportunities under evaluation.

The key operational objectives in the next two years include:
•Focus on operational execution including advancing near-term and ongoing optimizations at Yamana’s six producing mines;
•Advance Cerro Moro to production in early 2018;
•Advance the Company’s organic pipeline through exploration targeted on the most prospective properties, including

◦	The significant potential at Minera Florida, Chapada and Gualcamayo as a result of new discoveries at site, and

◦
Further delineation and infill drilling at Minera Florida, Gualcamayo, Chapada, and Jacobina with the objective to increase mine life and, in the case of Chapada, Minera Florida and Jacobina, to deliver potential production increases;

•	Improve the efficiency of mining narrower veins at El Peñón while advancing exploration of ore bodies with wider veins and higher grades; and

•	Evaluate monetization initiatives, which may include dormant assets or other optionality within the portfolio, to further strengthen the Company’s balance sheet.

The key operational objectives in the next five years include:

•	Focus on operational execution and advancing medium-term optimization and possible expansion opportunities at Yamana’s producing mines;

•	Mature the most prospective exploration discoveries and projects for inclusion in and/or upgrading of mineral reserve and mineral resource status;

•	Advance such exploration discoveries or projects to a construction decision and/or production contribution, in particular

◦	Bring one prospective property, potentially Agua de la Falda or one or more deposits at Kirkland Lake, to a development stage; and

•	Re-evaluate portfolio of producing mines and projects to consider possible upgrades.

Consistent with the above objectives, the Company foresees a hiatus in significant expansionary capital spending after the completion of Cerro Moro and the Barnat extension at Canadian Malartic in late 2018. Given the technical nature of the projects in Yamana’s pipeline, the Company is not expecting to begin development of any major projects in the next five years. With the expected reduction in capital spending and increase in production over the guidance period, the Company expects to generate significant increases in cash flow and free cash flow beginning in 2018.

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Yamana remains a growth focused company and, in particular, is focused on incremental growth from existing producing mines or from the prudent development of high quality projects. The objective is to have a manageable number of mines in a select number of jurisdictions. More specifically, the Company has established an optimal portfolio size of between six and ten producing mines, all in jurisdictions where Yamana currently operates. By focusing on disciplined growth in Canada, Brazil, Chile and Argentina, the Company is better able to lever existing infrastructure and jurisdictional expertise.

Further, the Company is targeting mines that have the potential to produce at least 130,000 ounces of gold per year (approximately 10% of total attributable metal production on a gold equivalent basis), and this will be a key criterion for evaluating any mine or project in future years. The Company has not set a specific long term objective for consolidated gold production as it continues to believe that prudent growth, which balances increasing production and decreasing costs, is a better driver to create value.

Yamana predominantly produces gold. However, it also produces a significant level of silver and copper. While copper production is expected to be relatively consistent over the guidance period, silver production is expected to increase significantly. The production of silver and copper reflects a greater scale to the Company’s operations and potential to generate cash flow than is suggested by headline gold production taken on its own. The Company envisages an increase in the relative percentage of precious metals production as part of its plan to increase cash flow while continuing to benefit from steady state non-precious metals production.

The Company's ownership of Brio Gold is held for investment purposes. Yamana believes there is considerable value yet to be surfaced from this portfolio of assets and that this value will be better realized with Brio Gold operating as a standalone public company. Yamana takes a long-term view of its ownership of Brio Gold; however, the Company will evaluate various monetization opportunities for its holding from time to time. Brio Gold offers a compelling growth opportunity with a portfolio of three producing mines with expected increasing production and one development project that could add significantly to the production platform.

2017 - 2019 Production Guidance

Gold production is expected to increase in the guidance period in each of 2018 and 2019 mostly as a result of increases in production at Chapada (with the addition of production from Suruca in 2019), at Canadian Malartic, and with new production from Cerro Moro. Silver production is expected to increase more significantly, in percentage terms, than gold production almost entirely as a result of the ramp up of Cerro Moro production. Copper production, all of which is from Chapada, is expected to remain constant throughout the guidance period.

The Company concentrates its efforts on six producing mines which beginning in early 2018 will increase to seven with the start of production from Cerro Moro. The following table presents mine by mine production expectations for 2017.

Production Expectation by Mine	Gold (ounces)		Silver (ounces)
	2016 Actual	2017 Guidance	2016 Actual	2017 Guidance
Chapada	107,301	110,000	259,444	260,000
El Peñón	220,209	140,000	6,020,758	4,150,000
Canadian Malartic (50%)	292,514	300,000	—	—
Gualcamayo	164,265	145,000	—	—
Minera Florida	104,312	105,000	429,048	330,000
Jacobina	120,478	120,000	—	—

The following table presents the Company's total production expectations for its mines for 2017, 2018 and 2019.

	2016 Actual	2017 Guidance	2018 Guidance	2019 Guidance
Total Gold Production (ounces)	1,009,079	920,000	1,030,000	1,100,000
Total Silver Production (ounces)	6,709,250	4,740,000	10,000,000	14,500,000
Total Copper Production (lbs.) - Chapada	115,548,437	120,000,000	120,000,000	120,000,000

The Company expects that certain mines, based on historical performance and potential, may achieve higher levels of production that would increase the overall production level. Total gold production as shown in the table below includes attributable production from Brio Gold based

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on their production guidance, and assuming Yamana’s 84.6% ownership of Brio Gold remains unchanged for the guidance period. Potential production increases from the commissioning of C1 Santa Luz have not been included in these expectations.

The following table presents the Company's total attributable production expectations for 2017, 2018 and 2019.

	2016 Actual	2017 Guidance	2018 Guidance	2019 Guidance
Total Gold Production (ounces)	1,198,741	1,140,000	1,250,000	1,320,000

For comparison purposes, 2016 total production in the table above excludes 70,274 ounces of gold and 326,876 ounces of silver from Mercedes, the sale of which closed on September 30, 2016. Total 2016 production including Mercedes was 1,269,015 ounces of gold and 7,036,126 ounces of silver. Production of all metals in 2016 met or exceeded guidance expectations (refer to the Company’s press release issued on January 11, 2017 for information comparing 2016 production to guidance expectations).

With improvements in productivity and/or increasing grades at several operations, most notably El Peñón, Chapada, Jacobina, Canadian Malartic and Cerro Moro, the Company’s costs are expected to decrease from 2017 levels into 2018 and 2019. Over this period, Yamana expects significant increases in cash flow overall driven by increases in production and improvements in costs with disproportionate cost improvements coming from El Peñón, Canadian Malartic, Chapada and Cerro Moro, the Company’s most significant cash flow contributing assets.

Costs should improve throughout the guidance period as recent oxide discoveries are developed and as the costs related to underground sub-level stoping improve after initial one-time upfront costs.

The Company refers to an announcement made on February 14, 2017 which provided an exploration update relating to significant discoveries at its Minera Florida, Gualcamayo, El Peñón and Chapada mines. These discoveries will be evaluated this year to determine further contributions to mineral resources and mineral reserves, and possible increases in production. Production in the guidance period does not include possible further production contributions from these discoveries.

Among other efforts this year, Yamana will evaluate generative opportunities in its portfolio mostly related to advancing exploration assets in its Kirkland Lake camp and to dormant assets such as La Pepa, Suyai and Jeronimo.

Agua de la Falda which is a joint venture (“JV”) with CODELCO and covers a broader area that includes Jeronimo, provides exceptional gold and copper exploration opportunities which will be evaluated this year.  Yamana and its partner have been evaluating the possibility of re-processing historical heaps and other known near to surface oxide ore through the existing plant and facilities on site at Agua de la Falda, which could provide medium term production opportunities with minimum investment and serve as a platform for further increase in value of the JV. Subject to further detailed review, preliminary production estimates from this initiative are upwards of 40,000 ounces of gold per year for an initial five years. This could more than fund all exploration and possible development efforts at Agua de la Falda.

In respect of El Peñón, as previously indicated, the Company has reflected on the impact of new narrower vein discoveries and more recent discoveries of extensions of larger, higher grade ore bodies. In light of this, and given the already long life of El Peñón, which began producing in 1999, a more deliberate and reflective approach has been taken at El Peñón in relation to production. The objective has been to create a steady state operation with a more achievable production platform that is less dependent on very high levels of exploration and development spending. Exploration and development spending per year has been reduced significantly with a corresponding decrease in work force.

The following table compares exploration and development spending at El Peñón for 2016 and estimated amounts for 2017. A more complete description of the exploration strategy for El Peñón is provided in the previously referred to exploration update announcement.

(In millions of US Dollars)	2016 Actual	2017 Estimated
Exploration	$30	$14
Development	$60	$35

Overall, the objective has been to allow El Peñón to contribute meaningful levels of gold and silver production over a longer period, and to remain a very significant cash flow contributing mine. The revised plan for El Peñón establishes a platform that is more sustainable and that will deliver more consistent production going forward.

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2017 Cost Guidance
The following table presents consolidated cost expectations for 2017:

2016 Actuals, excluding Brio	Gold	Silver	Copper (Chapada)
Consolidated total cost of sales per ounce or pound sold	$991	$13.79	$1.92
Consolidated co-product cash costs per ounce or pound produced (i)	$650	$8.96	$1.58
Consolidated co-product AISC per ounce or pound produced (i)	$897	$12.65	$2.03

2017 Guidance, excluding Brio
Consolidated total cost of sales per ounce or pound sold	$945 - $965	$14.20	$1.70
Consolidated co-product cash costs per ounce or pound produced (i)	$665 - $675	$10.55	$1.60
Consolidated co-product AISC costs per ounce or pound produced (i)	$890 - $910	$14.30	$2.00

(i)	A cautionary note regarding non-GAAP measures and additional line items or subtotals in financial statements is included in Section 14 of this Management’s Discussion and Analysis.

The following table presents cost of sales, cash costs and AISC guidance by mine for gold and silver for 2017:

	Total cost of sales per ounce sold		Co-product cash costs per ounce produced (i)		Co-product AISC per ounce produced (i)
	2016 Actual	2017E	2016 Actual	2017E	2016 Actual	2017E
Gold
Chapada	$489	$395	$359	$340	$478	$445
El Peñón	$1,019	$985	$678	$740	$893	$915
Canadian Malartic (50%)	$1,025	$945	$606	$560	$795	$730
Gualcamayo	$1,038	$1,240	$796	$960	$847	$1,010
Minera Florida	$1,046	$1,040	$735	$705	$955	$935
Jacobina	$1,072	$1,035	$692	$785	$988	$985

Silver
Chapada	$7.05	$4.00	$3.20	$3.20	$4.20	$4.10
El Peñón	$13.84	$14.60	$9.14	$11.00	$12.04	$13.60
Minera Florida	$13.81	$15.45	$9.90	$10.60	$12.73	$13.90

(i)    A cautionary note regarding non-GAAP measures and additional line items or subtotals in financial statements is included in Section 14 of this Management’s Discussion and Analysis.

The following table presents other consolidated expenditure expectations, excluding any attribution from Brio Gold:

(In millions of US Dollars)	2016 Sustaining Capital Actual	2017 Sustaining Capital Guidance	2016 Total Exploration Actual	2017 Total Exploration Guidance
Chapada	$61	$58	$5	$8
El Peñón	$60	$35	$30	$14
Canadian Malartic (50%)	$51	$51	$8	$11
Gualcamayo	$7	$7	$12	$8
Minera Florida	$23	$24	$7	$10
Jacobina	$35	$23	$5	$6
Cerro Moro	$—	$—	$5	$8
Other	$5	$6	$12	$12
Total	$242	$204	$84	$77

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The Company expects approximately 75% of exploration expenditures will be capitalized in 2017. For 2017, there is an additional discretionary exploration and generative exploration budget of approximately $21 million that is available and expected to be allocated based on results at the Company’s various mines and assets. This would bring spending on exploration to $98 million for 2017.

The following table presents other consolidated expenditure expectations for 2017, excluding any attribution from Brio Gold:

(In millions of US Dollars, unless otherwise noted)	2016 Actual	2017E
Total sustaining capital	$242	$204
Total expansionary capital	$117	$270
Total exploration (capitalized and expensed)	$84	$98
Total depreciation, depletion and amortization ("DDA")	$395	$339
Total general and administrative expenses ("G&A")	$86	$91
Cash based G&A	$82	$82
Stock-based G&A	$4	$9

The preceding cost expectations relate to the Company's mines and exclude any attribution from Yamana's interest in Brio Gold.

A significant portion of the expansionary capital budgets for 2017 and 2018 relates to Cerro Moro which, as previously noted, will begin operations in 2018, and to the Barnat extension at Canadian Malartic which will also begin to contribute to production in late-2018. Yamana’s expansionary capital will decline significantly after completion of Cerro Moro and the Barnat extension beginning in late-2018.

In 2016, expansionary capital not including Cerro Moro was $58 million. Going forward, by 2019 as these projects are completed, Yamana expects its annual expansionary capital to decline significantly for several years to levels in the range of $50 to $75 million, absent any new projects moving into the development stage.

In early 2016, the Company stated the objective of reducing debt by at least $300 million between 2016 and 2017. Over the course of 2016, the Company reduced its net debt by approximately $160 million through various initiatives, including a going public event for Brio Gold, the sale of its Mercedes mine, the monetization of share purchase warrants of Sandstorm Gold Ltd., the early repayment of senior debt notes, the scheduled repayment of senior debt notes and a net repayment on its revolving credit facility. Only cash proceeds are reflected in debt reduction levels as non-cash consideration raised through the sale of Mercedes has not been monetized. As a longer term objective, the Company continues to target a Net Debt/EBITDA ratio of 1.5 or better, which it believes to be consistent with its prudent financial policy and planning.

Key 2017 foreign exchange rate assumptions, in relation to the above guidance, are presented in the table below.

	2016 Actual	2017 Assumptions	Spot (As of February 15, 2017 from Bloomberg)
Canadian Dollar/US Dollar	1.32	1.32	1.31
Brazilian Reais/US Dollar	3.48	3.25	3.10
Argentinean Peso/US Dollar	14.77	16.50	15.40
Chilean Peso/US Dollar	675.95	675.00	640.00

As at December 31, 2016 the Company had zero-cost collar contracts totaling 170.0 million Reais equally split by month covering January 2017 to April 2017 with Brazilian Real to United States Dollar average call and put strikes of 3.40 and 4.13, respectively. In October 2016, the Company entered into zero-cost collar contracts totaling 400.0 million Reais with Brazilian Real to United States Dollar average call and put strike prices of 3.25 and 3.79 respectively, allowing the Company to participate in exchange rate movements between those two strikes. These contracts are evenly split by month covering May 2017 to December 2017. All contracts have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates.

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The following table provides a summary of Net Free Cash Flow (a non-GAAP financial measure, see Section 14) during the period:

	For the three months ended December 31,		For the years ended December 31,
(In millions of US Dollars)	2016	2015	2016	2015
Cash flows from operating activities of continuing operations	$163.0	$296.9	$651.9	$514.0
Less: Advance payments on metal purchase agreement	—	(148.0)	(64.0)	(148.0)
Less: Non-discretionary items related to the current period
Sustaining capital expenditures	(77.7)	(53.7)	(280.5)	(214.0)
Interest and finance expenses paid	(30.1)	(38.5)	(96.2)	(114.6)
Net free cash flow (i)	$55.2	$56.7	$211.2	$37.4

(i)
A cautionary note regarding non-GAAP measures and additional line items or subtotals in financial statements is included in Section 14 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Cash flows from operating activities from continuing operations for the three months ended December 31, 2016 were $163.0 million. For the same quarter of 2015, cash flows from operating activities from continuing operations were $296.9 million that included advance payments on metal purchase agreements of $148.0 million, without which cash flows from operating activities from continuing operations would have been $148.9 million. Net Free Cash Flow (a non-GAAP financial measure, see Section 14) in the fourth quarter of 2016 was impacted mainly by lower interest paid, but offset by higher sustaining capital expenditures as expected. For the year, net free cash flow increased by more than fivefold from prior year 2015, a significant increase.

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4.             SUMMARY OF FINANCIAL AND OPERATING STATISTICS

4.1    Annual Financial Statistics

For the years ended December 31, (In millions of US Dollars; unless otherwise noted)	2016	2015	2014
Net loss per share attributable to Yamana Gold Inc. equity holders - basic and diluted	$(0.33)	$(2.26)	$(1.46)
Net loss from continuing operations per share attributable to Yamana Gold Inc. equity holders - basic and diluted	$(0.31)	$(2.24)	$(1.46)
Adjusted earnings/(loss) per share (i) from continuing operations attributable to Yamana Gold Inc. equity holders - basic and diluted	$0.05	$(0.08)	$0.06
Dividends declared per share	$0.02	$0.06	$0.1275
Dividends paid per share	$0.03	$0.06	$0.1775
Weighted average number of common shares outstanding - basic (in millions)	947.4	936.6	820.8
Weighted average number of common shares outstanding - diluted (in millions)	947.4	936.6	822.5

(In millions of US Dollars; unless otherwise noted)
Net loss attributable to Yamana Gold Inc. equity holders	$(307.9)	$(2,114.8)	$(1,198.9)
Adjusted (loss)/earnings from continuing operations (i)	$43.3	$(64.5)	$48.4
Revenue	$1,787.7	$1,720.6	$1,744.5
Mine operating earnings	$(414.9)	$(1,267.4)	$252.1
Cash flows from operating activities from continuing operations	$651.9	$514.0	$472.4
Cash flows from operating activities before net change in working capital (i)	$626.6	$654.8	$561.9
Cash flows used in investing activities from continuing operations	$(367.0)	$(367.2)	$(1,039.3)
Cash flows (used in)/from financing activities from continuing operations	$(308.2)	$(204.6)	$540.1
Revenue per ounce of gold	$1,240	$1,133	$1,231
Revenue per ounce of copper	$1.92	$2.14	$2.68
Revenue per ounce of silver	$17.06	$15.74	$18.82
Average realized gold price per ounce (ii)	$1,251	$1,157	$1,256
Average realized copper price per pound (ii)	$2.24	$2.69	$3.12
Average realized silver price per ounce (ii)	$17.04	$15.68	$18.84
Average market gold price per ounce (iii)	$1,251	$1,160	$1,266
Average market copper price per pound (iii)	$2.21	$2.50	$3.11
Average market silver price per ounce (iii)	$17.14	$15.68	$19.07

As at December 31, (In millions of Dollars; unless otherwise noted)	2016	2015	2014
Total assets	$8,801.7	$9,518.1	$11,693.6
Total long-term liabilities	$3,746.6	$4,111.4	$4,829.1
Total equity	$4,580.0	$4,864.6	$6,676.0
Working capital	$77.3	$106.9	$34.2

(i)
A cautionary note regarding non-GAAP measures and additional line items or subtotals in financial statements is included in Section 14 of this Management's Discussion and Analysis including a discussion and definition of Adjusted Earnings, Adjusted Earnings per Share, and additional measures.

(ii)	Realized prices based on gross sales compared to market prices for metals may vary due to the timing of the sales.

(iii)	Source of information: Bloomberg.

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4.2    Annual Operating Statistics

For the years ended December 31,	2016	2015		2016	2015
Ounces of production	Gold			Silver
Chapada	107,301	119,059	(10)%	259,444	274,533	(5)%
El Peñón	220,209	227,288	(3)%	6,020,758	7,692,811	(22)%
Canadian Malartic (i)	292,514	285,809	2%	—	—	—%
Gualcamayo	164,265	180,674	(9)%	—	—	—%
Minera Florida	104,312	112,580	(7)%	429,048	660,997	—%
Jacobina	120,478	96,715	25%	—	—	—%
Total production from continuing operations, excluding Brio	1,009,079	1,022,125	(1)%	6,709,250	8,628,341	(22)%
Brio Gold (attributable to the Company) (ii)	188,765	144,098	31%	—	—	—%
Total production attributable to the Company from continuing operations	1,197,844	1,166,223	3%	6,709,250	8,628,341	(22)%
Brio Gold (attributable to non-controlling interest) (ii)	897	—	n/a	—	—	n/a
Total production from continuing operations (iii)	1,198,741	1,166,223	3%	6,709,250	8,628,341	(22)%
Mercedes (divested in September 2016)	70,274	84,137	(16)%	326,876	382,943	(15)%
Total production	1,269,015	1,250,360	1%	7,036,126	9,011,284	(22)%
Cost of sales excluding DD&A per ounce sold, excluding Brio Gold	$664	$645	3%	9.07	$8.54	6%
Cost of sales excluding DD&A per ounce sold	$677	$657	3%	9.07	$8.54	6%
DD&A per ounce sold, excluding Brio Gold	$327	$355	(8)%	4.72	$5.59	(16)%
DD&A per ounce sold	$331	$360	(8)%	4.72	$5.59	(16)%
Total cost of sales per ounce sold (iv)
Chapada	$489	$406	20%	$7.05	$4.52	56%
El Peñón	$1,019	$1,044	(2)%	$13.84	$13.88	—%
Canadian Malartic (i)	$1,025	$969	6%	$—	$—	—%
Gualcamayo	$1,038	$1,162	(11)%	$—	$—	—%
Minera Florida	$1,046	$1,270	(18)%	$13.81	$16.90	(18)%
Jacobina	$1,072	$1,068	—%	$—	$—	—%
Total cost of sales per ounce sold, excluding Brio Gold (iv)	$991	$1,000	(1)%	$13.79	$14.13	—%
Brio Gold (ii)	$1,098	$1,138	(4)%	$—	$—	—%
Total cost of sales per ounce sold (iv)	$1,008	$1,018	(1)%	$13.79	$14.13	(2)%
Co-product cash costs from continuing operations per ounce (v)
Chapada	$359	$333	8%	$3.20	$3.21	—%
El Peñón	$678	$626	8%	$9.14	$8.49	8%
Canadian Malartic (i)	$606	$596	2%	$—	$—	—%
Gualcamayo	$796	$821	(3)%	$—	$—	—%
Minera Florida	$735	$717	3%	$9.90	$9.59	3%
Jacobina	$692	$795	(13)%	$—	$—	—%
Co-product cash costs from continuing operations attributable to the Company per ounce produced, excluding Brio Gold (v)	$650	$644	1%	$8.96	$8.40	7%
Brio Gold (ii)	$746	$718	4%	$—	$—	—%
Co-product cash costs from continuing operations attributable to the Company per ounce produced (v)	$665	$653	2%	$8.96	$8.40	7%
All-in sustaining co-product costs from continuing operations attributable to the Company per ounce produced, excluding Brio Gold (v)	$897	$846	6%	$12.64	$11.51	10%
All-in sustaining co-product costs from continuing operations attributable to the Company per ounce produced (v)	$911	$855	7%	$12.65	$11.51	10%
Concentrate production				2016	2015
Chapada concentrate production (tonnes)				216,332	242,523	(11)%

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Chapada copper contained in concentrate production (millions of lbs)	115.5	131.0	(12)%
Cost of sales excluding depreciation, depletion and amortization per pound of copper sold	$1.57	$1.41	11%
Depreciation, depletion and amortization per pound of copper sold	$0.36	$0.29	24%
Total cost of sale per pound of copper sold (iv)	$1.93	$1.71	13%
Chapada co-product cash costs per pound of copper (v)	$1.58	$1.47	7%
Sales included in revenue	2016	2015
Gold (ounces)	1,188,267	1,162,963	2%
Silver (ounces)	6,604,212	8,517,174	(22)%
Chapada concentrate (tonnes)	217,180	240,790	(10)%
Chapada payable copper contained in concentrate (millions of lbs)	104.9	126.0	(17)%

(i)	The Company holds a 50% interest in Canadian Malartic.

(ii)
Pilar, Fazenda Brasileiro, RDM and C1 Santa Luz are held within Brio Gold. Currently, C1 Santa Luz is on care and maintenance. Gold production for the period: Pilar 87,061 ounces (2015 - 83,184 ounces), Fazenda Brasileiro 70,887 ounces (2015 - 60,914ounces), RDM 31,714 ounces (2015 - nil). RDM was acquired on April 29, 2016.

(iii)	Excludes the Company's 12.5% equity interest in Alumbrera. Gold production at Alumbrera for 2016 was 32,022 ounces (2015 - 24,555 ounces).

(iv)	Total cost of sales consists of cost of sales excluding DDA plus DDA.

(v)
A cautionary note regarding non-GAAP measures and additional line items or subtotals in financial statements is included in Section 14 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

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4.3    Fourth Quarter Financial Statistics

For the three months ended December 31, (In millions of US Dollars; unless otherwise noted)	2016	2015
Net loss per share attributable to Yamana Gold Inc. equity holders - basic and diluted	$(0.39)	$(1.95)
Net loss from continuing operations per share attributable to Yamana Gold Inc. equity holders - basic and diluted	$(0.38)	$(1.53)
Adjusted earnings/(loss) per share (i) from continuing operations attributable to Yamana Gold Inc. equity holders - basic and diluted	$0.01	$(0.01)
Dividends declared per share	$0.005	$0.015
Dividends paid per share	$0.005	$0.015
Weighted average number of common shares outstanding - basic (in millions)	947.6	946.8
Weighted average number of common shares outstanding - diluted (in millions)	947.6	946.8

(In millions of US Dollars; unless otherwise noted)
Net loss from continuing operations attributable to Yamana equity holders	$(355.4)	$(1,448.6)
Adjusted earnings/(loss) from continuing operations (i)	$6.7	$(6.4)
Revenues	$484.4	$439.1
Mine operating (loss)/earnings	$(639.3)	$(1,419.8)
Cash flows from operating activities from continuing operations	$163.0	$296.9
Cash flows from operating activities before net change in working capital (i)	$147.7	$294.3
Cash flows used in investing activities from continuing operations	$(119.5)	$(144.7)
Cash flows used in financing activities from continuing operations	$(187.7)	$(168.2)
Revenue per ounce of gold	$1,196	$1,079
Revenue per ounce of copper	$2.02	$1.71
Revenue per ounce of silver	$17.11	$14.62
Average realized gold price per ounce (ii)	$1,210	$1,102
Average realized copper price per pound (ii)	$2.48	$2.26
Average realized silver price per ounce (ii)	$17.17	$14.62
Average market gold price per ounce (iii)	$1,222	$1,106
Average market copper price per pound (iii)	$2.39	$2.22
Average market silver price per ounce (iii)	$17.19	$14.77

(i)
A cautionary note regarding non-GAAP measures and additional line items or subtotals in financial statements is included in Section 14 including a discussion and definition of Adjusted Earnings, Adjusted Earnings per Share, and additional measures.

(ii)	Realized prices based on gross sales compared to market prices for metals may vary due to the timing of the sales.

(iii)	Source of information: Bloomberg.

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4.4    Fourth Quarter Operating Statistics

For the three months ended December 31,	2016	2015		2016	2015
Ounces of production	Gold			Silver
Chapada	40,358	34,498	17%	78,020	70,547	11%
El Peñón	55,764	59,375	(6)%	1,454,293	1,584,280	(8)%
Canadian Malartic (i)	69,971	72,872	(4)%	—	—	—%
Gualcamayo	44,840	52,864	(15)%	—	—	—%
Minera Florida	25,675	29,180	(12)%	94,738	202,643	(53)%
Jacobina	32,180	28,727	12%	—	—	—%
Total production from continuing operations, excluding Brio	268,788	277,516	(3)%	1,627,051	1,857,470	(12)%
Brio Gold (attributable to the Company) (ii)	49,580	39,279	26%	—	—	—%
Total production attributable to the Company from continuing operations	318,368	316,795	1%	1,627,051	1,857,470	(12)%
Brio Gold (attributable to non-controlling interest)	897	—	n/a	—	—	n/a
Total production from continuing operations (iii)	319,265	316,795	1%	1,627,051	1,857,470	(12)%
Mercedes (divested in September 2016)	—	20,407	n/a	—	102,116	n/a
Total production	319,265	337,202	(5)%	1,627,051	1,959,586	(17)%
Cost of sales excluding DD&A per ounce sold, excluding Brio Gold	634	$593	7%	$10.42	$7.97	31%
Cost of sales excluding DD&A per ounce sold	668	$598	12%	$10.42	$7.97	31%
DD&A per ounce sold, excluding Brio Gold	301	$342	(12)%	$5.16	$5.47	(6)%
DD&A per ounce sold	336	$360	(7)%	$5.16	$5.47	(6)%
Total cost of sales per ounce sold (iv)
Chapada	$335	$312	7%	$4.79	$4.31	11%
El Peñón	$1,075	$1,019	5%	$16.08	$13.23	22%
Canadian Malartic (i)	$1,056	$966	9%	$—	$—	—%
Gualcamayo	$953	$1,096	(13)%	$—	$—	—%
Minera Florida	$924	$1,261	(27)%	$13.37	$16.88	(21)%
Jacobina	$1,123	$873	29%	$—	$—	—%
Total cost of sales per ounce sold, excluding Brio Gold (iv)	$935	$935	—%	$15.58	$13.44	16%
Brio Gold (ii)	$1,384	$1,126	23%	$—	$—	—%
Total cost of sales per ounce sold (iv)	$1,004	$959	5%	$15.58	$13.44	16%
Co-product cash costs from continuing operations per ounce (v)
Chapada	$275	$281	(2)%	$3.17	$3.08	3%
El Peñón	$714	$593	20%	$10.40	$7.79	34%
Canadian Malartic (i)	$634	$606	5%	$—	$—	—%
Gualcamayo	$734	$808	(9)%	$—	$—	—%
Minera Florida	$730	$664	10%	$10.63	$8.69	22%
Jacobina	$742	$614	21%	$—	$—	—%
Co-product cash costs from continuing operations attributable to the Company per ounce produced, excluding Brio Gold (v)	$635	$608	4%	$10.07	$7.71	31%
Brio Gold (ii)	$832	$610	36%	$—	$—	—%
Co-product cash costs from continuing operations attributable to the Company per ounce produced (v)	$667	$609	10%	$10.07	$7.71	31%
All-in sustaining co-product costs from continuing operations attributable to the Company per ounce produced, excluding Brio Gold (v)	$894	$773	16%	$14.48	$9.93	46%
All-in sustaining co-product costs from continuing operations attributable to the Company per ounce produced (v)	$928	$782	19%	$14.48	$9.93	46%
Concentrate production				2016	2015

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Chapada concentrate production (tonnes)	68,375	70,255	(3)%
Chapada copper contained in concentrate production (millions of lbs)	36.9	36.6	1%
Cost of sales excluding depreciation, depletion and amortization per pound of copper sold	$1.48	$1.19	24%
Depreciation, depletion and amortization per pound of copper sold	$0.32	$0.30	7%
Total cost of sale per pound of copper sold (iv)	$1.80	$1.48	22%
Chapada co-product cash costs per pound of copper (v)	$1.44	$1.31	10%
Sales included in revenue	2016	2015
Gold (ounces)	324,197	342,194	(5)%
Silver (ounces)	1,619,208	1,884,819	(14)%
Chapada concentrate (tonnes)	68,477	74,538	(8)%
Chapada payable copper contained in concentrate (millions of lbs)	34.2	38.6	(11)%

(i)	The Company holds a 50% interest in Canadian Malartic.

(ii)
Pilar, Fazenda Brasileiro, RDM and C1 Santa Luz are held within Brio Gold. Currently, C1 Santa Luz is on care and maintenance. Gold production for the period: Pilar 22,170 ounces (2015 - 21,326 ounces), Fazenda Brasileiro 18,279 ounces (2015 - 17,953 ounces), RDM 10,028 ounces (2015 - nil). RDM was acquired on April 29, 2016.

(iii)	Excludes the Company's 12.5% equity interest in Alumbrera. Gold production at Alumbrera for the fourth quarter of 2016 was 8,911 ounces (2015 - 8,586 ounces).

(iv)	Total cost of sales consists of cost of sales excluding DDA plus DDA.

(v)
A cautionary note regarding non-GAAP measures and additional line items or subtotals in financial statements is included in Section 14 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

5.    OVERVIEW OF RESULTS

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5.1    Annual Overview of Financial Results

For the years ended December 31, (In millions of US Dollars; unless otherwise noted)	2016	2015
Revenue	$1,787.7	$1,720.6
Cost of sales excluding depletion, depreciation and amortization	(1,029.0)	(1,015.1)
Gross margin excluding depletion, depreciation and amortization	$758.7	$705.5
Depletion, depreciation and amortization	(462.3)	(503.9)
Impairment of mining properties	(711.3)	(1,469.0)
Mine operating earnings	$(414.9)	$(1,267.4)
Other expenses and income (i)	(297.0)	(311.0)
Equity loss from associate	—	(17.5)
Impairment of non-operating mineral properties	96.2	(567.1)
Loss from operations before income taxes	$(615.7)	$(2,163.0)
Income tax recovery/(expense)	324.9	476.3
Net loss from continuing operations	$(290.8)	$(1,686.7)
Loss from discontinued operations	(17.5)	(428.1)
Net loss	$(308.3)	$(2,114.8)
Earnings adjustments (ii):
Net (loss)/earnings from continuing operations	$(290.8)	$(1,686.7)
Non-cash unrealized foreign exchange losses/(gains)	33.7	(25.1)
Impact of change in tax rates on non-cash deferred tax expense	—	(9.4)
Share-based payments/mark-to-market of deferred share units	14.2	11.2
Reorganization costs	2.9	7.5
Loss on sale of assets	3.1	4.4
Impairment of mining and non-operational mineral properties	615.1	2,036.3
Mark-to-market on investment and other assets	15.6	26.9
Other non-cash provisions and adjustments	1.4	16.1
Adjusted earnings before income tax effect	$395.2	$381.2
Non-cash tax on unrealized foreign exchange gains	(20.0)	201.5
Income tax effect of adjustments	(331.9)	(647.2)
Adjusted earnings/(loss) from continuing operations (ii)	$43.3	$(64.5)
Net loss per share from continuing operations (iii) - basic and diluted	$(0.31)	$(1.80)
Net loss per share (iii) - basic and diluted	$(0.32)	$(2.26)
Adjusted earnings/(loss) per share from continuing operations (ii)(iii) - basic and diluted	$0.05	$(0.08)
Adjusted operating cash flows (ii):
Cash flows from operating activities before changes in working capital	$626.6	$654.8
Advance payments on metal purchase agreement	(64.0)	(148.0)
Cash portion of reorganization costs	—	7.0
Adjusted operating cash flows	$562.6	$513.8

(i)
For the year ended December 31, 2016, other expenses and income represent the aggregate of the following expenses: general and administrative of $100.2 million (2015 - $110.1 million), exploration and evaluation of $14.9 million (2015 - $18.7 million), other expenses of $39.7 million (2015 - $69.6 million) and net finance expense of $142.2 million (2015 - $112.6 million).

(ii)
A cautionary note regarding non-GAAP measures and additional line items or subtotals in financial statements and their respective reconciliations are included in Section 14 of this Management's Discussion and Analysis.

(iii)	Attributable to Yamana Gold Inc. equityholders.

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Impairment of Assets

During the year ended December 31, 2016, the Company recorded non-cash impairment charges totalling $615.1 million ($379.9 million on an after-tax basis). The following chart provides a breakdown of the impairments in addition to providing the resulting book value.

	2016		2015
Cash Generating Units	Total Impairment	Net Book Value - as at Dec. 31, 2016(i)	Total Impairment	Net Book Value - as at Dec. 31, 2015
El Peñón	$(600.4)	$763.6	$(544.0)	$1,413.5
Brio Gold	(14.7)	419.7	(91.8)	440.2
Gualcamayo	—	—	(572.0)	435.7
Argentina - Exploration properties and other	—	—	(510.2)	544.8
Minera Florida	—	—	(269.0)	377.9
Alumbrera	—	—	(49.1)	—
Total mineral property impairments	$(615.1)		$(2,036.1)
Total mineral property impairments for operating mines	$(711.3)		$(1,469.0)
Total mineral property impairment reversal for non-operating mines	$96.2		$(567.1)

(i)	Net Book Values are after the impairment recorded during the period.

During the fourth quarter, the Company performed its annual assessment of indication of impairment, compiling details from external and internal sources of information and noted that with the exception of El Peñón and certain Brio Gold operations, there were no indicators of impairment or impairment reversal noted as of December 31, 2016.

For El Peñón, the Company determined a sustainable, longer term optimal production level for the mine that takes into account mineral reserves, conversion of mineral resources, recent production and capital expenditure levels, as well as the more recent narrow vein discoveries. The exploration results over the year resulted in the Company reassessing its interpretation of geological potential. The outcome of the evaluation envisages a mine with a production expectation for 2017 of 140,000 ounces of gold and 4,150,000 ounces of silver, which is expected to remain consistent through the guidance period. This mine plan would support and optimize the level of exploration drilling, mine development, capital expenditure and cash flow generation of the site, while providing a sustainable platform for potential future increases of production and extension of the mine life. In particular, the optimizations being carried out focus on the delineation drilling of narrow vein discoveries and the implementation of changes and improvements to the narrow vein mining techniques, and aim to enhance the overall margin generation of these veins. The reduced annual production compared with the historical running rate of the mine, and a modification in the interpretation of the geological potential from exploration, both reduced the overall contained modeled metal, and extended the timeline required to recover it, all of which impacted the recoverable value of the cash generating unit ("CGU") and resulted in an impairment of $600.4 million ($381.6 million after-tax).

In respect to Brio Gold, a modest net impairment of $14.7 million (recovery of $1.7 million after-tax) was taken in 2016. Modifications to the mining plans at Pilar resulted in an impairment of $110.9 million which was offset by a reversal of the previous impairment at C1 Santa Luz.  The reversal of $96.2 million was predominantly due to the decision to recommission the mine following a positive technical report, which included the reclassification of mineral resources into mineral reserves, as their ability to be mined profitably was demonstrated, as well as confirmation of improved gold recoveries. In arriving at carrying values for Brio Gold’s mines a higher discount rate was used than is used for Yamana’s mines to take into consideration Brio Gold’s higher weighted average cost of capital as a smaller standalone company.

In the context of the current metal price trends, the Company noted that prior year assumptions of long term gold price of $1,250 per ounce of gold continue to be supportable and are within the range of acceptable assumptions based on objective independent data. Macro-economic factors were supportive of the Company maintaining its metal price parameters used in the prior year. Additionally, exploration potential and land interest multiples of exploration concessions are also within the supportable range, hence, no revisions were deemed necessary.

The Company performed the impairment test for El Peñón, and Brio Gold performed an impairment test for its operations based on updated life of mine after-tax cash flow projections which were revised for production based on current estimates of recoverable mineral reserves and mineral resources, recent operating and exploration results, exploration potential, future operating costs, capital expenditures and long-term foreign

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exchange rates. The Company examined future cash flows, the intrinsic value beyond proven and probable mineral reserves and mineral resources, value of land holdings, as well as other factors, which are determinants of commercial viability of each mining property in its portfolio.

Consistent with its accounting policy, at the end of each reporting period, the Company assesses whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount and considers the reversal of the impairment loss recognized in prior periods up to the carrying amount of the CGU (net of amortization or depreciation) as if no impairment had been recognized in the past. As at December 31, 2016, the Company has determined that there is no indication that an impairment loss recognized in prior periods should be reversed in whole or in part with the exception of one of Brio Gold's operations.

The Company continues to consider, on a regular basis, whether other indicators exist that suggest that the carrying values of its assets are impaired for accounting purposes. While the market capitalization relative to the carrying value of the Company’s assets is reviewed on a regular basis, it is not considered as the sole indicator of impairment. Given recent strategic developments the Company has achieved, and the volatility of the market reflecting the current economic sentiment, using the current share price as a sole determinant of fair value is not reasonable; however the Company monitors the magnitude of the gap between the Company market capitalization and the asset carrying values. Although the Company's market capitalization as at December 31, 2016 is below the carrying value of the net assets, based on the impairment assessments, the Company has determined that only the impairments recognized in the year ended December 31, 2016 are required. The Company believes that its share price does not impact the Company’s ability to generate cash flows from its assets which support the net book values on a discounted cash flow basis.

For an additional discussion, including the assumptions used in the determination of the impairment charges, please refer to Note 11: Impairments to the Consolidated Annual Financial Statements for the year ended December 31, 2016.

Acquisitions and Dispositions

Acquisition of Mineração Riacho dos Machados Ltda.

On February 17, 2016, Brio Gold, entered into an Assignment and Assumption Agreement and a Restructuring Agreement pursuant to which it would ultimately acquire all right, title and interests in Mineração Riacho dos Machados Ltda. (MRDM), a wholly-owned subsidiary of Carpathian Gold Inc. (Carpathian), from Macquarie Bank Limited, holder of rights and interests in loan facility extended to MRDM, and Carpathian. MRDM owns and operates the Riacho Dos Machados ("RDM") mine which is an open-pit gold mine located in Minas Gerais State, Brazil. RDM increases the production profile of the Company in a mining-friendly jurisdiction and is expected to increase the sustainable production level, contribute to cash flow and provide mineral reserve growth and a mineral resource base with growth potential.

On April 29, 2016, the Company closed on the restructuring procedures and concurrently attained control of MRDM for approximately $53.9 million in total cash consideration. The financial results for the period reflect the results of operations from the closing date of the acquisition to December 31, 2016 and financial position as at December 31, 2016.

Metal Purchase Agreement

On March 31, 2016, the Company entered into a copper purchase agreements with Altius Minerals Corporation (Altius) (the Copper Purchase Agreement), pursuant to which Altius paid Yamana total advance payments of $60 million in cash consideration plus 400,000 Altius warrants. The Copper Purchase Agreement provides Altius with the right to receive deliveries of copper referenced to production from the Company’s Chapada mine in Brazil.

The Copper Purchase Agreement was entered into with the objective to finance the purchase of RDM. The Copper Purchase Agreement de-leverages the Company’s exposure to copper, a secondary metal, to increase exposure to gold, the Company’s primary metal, and increases the intrinsic value of the Brio Gold division. The advanced payment and the value of the warrants were accounted as deferred revenue. The Company records a portion of the deferred revenue as sales, when substantial risks and rewards of the metal have been transferred to Altius. The transaction is unsecured and is subject to customary guarantees by the entities involved.

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Disposition of Ernesto Pau-a-Pique

On May 31, 2016, the Company completed the sale to Aura Minerals Inc. of its Ernesto Pau-a-Pique mine. Pursuant to the transaction, the Company received a total consideration of $9.6 million in shares, equity securities, loans receivable and net smelter return royalties. The equity securities received include 2 million common shares of Aura and 3.5 million common share purchase warrants that are exercisable at C$0.50 per share (200,000 common shares and 350,000 common share purchase warrants as of December 31st 2016 valued at C$5.00 per share as a result of 10 to 1 share consolidation). The Company also received a 2% net smelter return royalty on gold ounces produced from the project with respect to up to 1,000,000 collective ounces of gold, and 1% thereafter. The Company recognized a gain of $3.6 million based on the fair value of the consideration received.

Disposition of Mexican operations

On September 30, 2016, the Company completed the sale to Premier Gold Inc. of its Mexican subsidiaries through which the Mercedes mine and Mexican exploration properties were held. Pursuant to the transaction, the Company received total consideration of $122.5 million in cash plus shares, equity securities and net smelter return royalties having an additional value of $23.2 million. The equity securities received include 6 million common shares of Premier and 3 million common share purchase warrants of Premier that are exercisable at C$4.75 per common share for 24 months. The Company also received a 1.0% net smelter return royalty on the Mercedes mine, that becomes payable upon the earlier of six years from the completion of the sale and the date upon which cumulative production of 450,000 ounces of gold equivalent from Mercedes has been achieved, as well as a 2.0% net smelter return royalty on the La Silla property in Sinaloa, Mexico and the La Espera property in Sonora, Mexico. Operating results have been presented as discontinued operations for 2016 and 2015. The Company has recognized a loss of $29.4 million on the sale associated with the net book value of the properties sold exceeding the proceeds on sale by that amount. Premier Gold Inc. is a North American-focused exploration and development company with multiple gold projects.

Disposition of 15% interest in Brio Gold

On December 23, 2016, the Company completed its offering of purchase rights (the "Purchase Rights") and related transactions pursuant to which the Company has sold some of its common shares of Brio Gold. A total of 17,324,507 Brio Gold Shares owned by the Company were transferred pursuant to the transactions at a price of C$3.25 per Brio Gold Share for aggregate proceeds of $40.7 million (C$54.1 million) to the Company. As a result of the completion of these transactions, Brio Gold is now a standalone public company. The Company continues to be a significant shareholder of Brio Gold, holding approximately 85% of the issued and outstanding Brio Gold Shares.

For the year ended December 31, 2016

Net loss from continuing operations attributable to Yamana equityholders for the year ended December 31, 2016 was $290.8 million or $0.31 per share basic and diluted, compared to net loss from continuing operations of $1.7 billion or $1.80 per share basic and diluted for the year ended December 31, 2015.

Adjusted earnings from continuing operations were $43.3 million or $0.05 per share (non-GAAP measures, see Section 14) for the year ended December, 31, 2016, compared to adjusted loss from continuing operations of $64.5 million or $0.08 per share. Mine operating losses for the year ended December 31, 2016 were $414.9 million, compared to a loss of $1,267.4 million in 2015. Adjusted earnings and mine operating earnings for the period was higher due to lower impairment of mining properties, higher realized gold and silver prices, partially offset by lower copper price and lower sales.

Revenue for the year ended December 31, 2016 was $1.8 billion, compared to $1.7 billion for the year ended December 31, 2015 resulting from higher average realized price for gold and silver, offset by lower metal sales for silver and copper, and a lower price for copper. Revenue for the year was generated from the sale of 1,188,267 ounces of gold, 6.6 million ounces of silver and 105 million pounds of copper. This compares to sales of 1,162,963 ounces of gold, 8.5 million ounces of silver and 126 million pounds of copper for the year ended December 31, 2015.

Revenue per ounce of gold was $1,240 per ounce of gold, $17.06 per ounce of silver and $1.92 per pound of copper for the year ended December 31, 2016, compared to revenue per ounce of gold of $1,124, per ounce of silver $15.68 and $2.15 per pound of copper for the year ended December 31, 2015. The average realized price was $1,251 per ounce of gold, $17.04 per ounce of silver and $2.24 per pound of copper for the year ended December 31, 2016, compared to $1,156 per ounce of gold, $15.68 per ounce of silver and $2.15 per pound of copper for the year ended December 31, 2015. It should be noted that revenue per ounce of gold and revenue per pound of copper are net of treatment and refining charges and sales taxes, therefore are lower than the corresponding average realized prices of these metals.

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Revenue for the year ended comprised the following:

For the years ended December 31,	2016				2015
(In millions of US Dollars; unless otherwise noted)	Quantity Sold (ii)		Revenue per ounce/pound	Revenue	Revenue
Gold (i)	$1,188,267	oz	$1,240	$1,473.5	$1,316.5
Silver	6,604,212	oz	17.06	112.7	134.0
Copper (i)	104,923,875	lbs	1.92	201.5	270.1
Revenue (ii)				$1,787.7	$1,720.6

For the years ended December 31,	2016				2015
(In millions of US Dollars; unless otherwise noted)	Quantity Sold (ii)		Average Realized Price	Revenue	Revenue
Gold (i)	1,188,267	oz	$1,251	$1,486.2	$1,344.2

Silver	6,448,522	oz	$17.14	110.6	133.8
Silver subject to metal sales agreement (iii)	155,690	oz	$12.91	2.0	—
	6,604,212	oz	$17.04

Copper (i)	100,703,297	lbs	$2.26	227.1	339.2
Copper subject to metal sales agreement (iii)	4,220,578	lbs	$1.93	8.2	—
	104,923,875	lbs	$2.24
Gross revenue				$1,834.1	$1,817.2
(Deduct)/add:
- Treatment and refining charges of gold and copper concentrate				(32.9)	(41.0)
- Sales taxes				(16.5)	(25.9)
- Metal price adjustments related to concentrate revenue				3.0	(30.6)
- Other adjustments				—	0.9
Revenue (ii)				$1,787.7	$1,720.6

(i)	Includes payable copper and gold contained in concentrate.

(ii)	Excludes Mercedes which is a discontinued operation.

(iii)	Balances represent the metals sold under the metal sales agreement with Sandstorm Gold Inc. and Altius Minerals Corp. in respect of the period including deferred revenue amortized of $6.8 million

Cost of sales excluding DDA for the year ended December 31, 2016 was $1.03 billion, compared to $1.02 billion in 2015. Cost of sales excluding DDA for the year was higher than 2015 reflecting increased cash costs and the foreign exchange effect of the appreciation of the Brazilian Real, Chilean Peso and Canadian Dollar.

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The following table provides a reconciliation of the cost of sales per ounce of gold/ silver, pound of copper sold to the total cost of sales for the year:

For the years ended December 31,	2016				2015
(In millions of US Dollars; unless otherwise noted)	Commercial gold/silver ounces, pounds of copper sold		Cost of sales per gold/silver ounce, pound of copper sold	Total cost of sales	Total cost of sales
Chapada — Gold	$92,807	oz	$517	$48.0	$49.4
Chapada — Silver	131,339	oz	7.02	0.9	0.9
Chapada — Copper	104,923,875	lbs	1.89	198.3	211.0
El Peñón — Gold	221,908	oz	1,014	225.0	234.6
El Peñón — Silver	6,043,380	oz	14.02	84.7	106.3
Gualcamayo — Gold	169,347	oz	1,038	175.8	205.5
Canadian Malartic — Gold (50% interest)	292,972	oz	1,025	300.3	278.7
Minera Florida — Gold	102,204	oz	1,045	106.8	142.0
Minera Florida — Silver	429,494	oz	14.05	6.0	11.0
Jacobina — Gold	118,142	oz	1,072	126.6	103.0
Brio Gold - Gold	190,887	oz	1,098	209.6	163.7
Corporate office & other				9.3	12.9
Total cost of sales (ii)				$1,491.3	$1,519.0
Cost of sales excluding depletion, depreciation and amortization (ii)				$1,029.0	$1,015.1
Depletion, depreciation and amortization (ii)				462.3	503.9
Total cost of sales (ii) (iii)				$1,491.3	$1,519.0

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The following table provides a reconciliation of the co-product cash cost (a non-GAAP financial measure, see Section 14) to the cost of sales excluding DDA for the year:

For the years ended December 31,	2016			2015
(In millions of US Dollars; unless otherwise noted)	Gold/Silver ounces or pounds of Copper Produced (ii)	Co-Product Cash Cost per Unit Produced	Total costs	Total costs
Chapada — Gold	107,301	$359	$38.5	$39.7
Chapada — Silver	259,444	$3.20	0.8	0.9
Chapada — Copper	115,548,437	$1.58	182.6	192.0
El Peñón — Gold	220,209	$678	149.3	142.2
El Peñón — Silver	6,020,758	$9.14	55.0	65.3
Gualcamayo — Gold	164,265	$796	130.8	148.4
Canadian Malartic — Gold (50% interest)	292,514	$606	177.3	170.4
Minera Florida — Gold	104,312	$735	76.7	80.7
Minera Florida — Silver	429,048	$9.90	4.2	6.3
Jacobina — Gold	120,478	$692	83.4	76.9
Brio Gold - Gold	189,661	$746	141.5	103.5
Co-product cash cost of metal produced (i)			$1,040.1	$1,026.3
Add (deduct):
- Inventory movements and adjustments			5.8	13.1
- Treatment and refining charges of gold and copper concentrate			(32.9)	(40.3)
- Commercial and other costs			6.9	5.2
- Overseas freight for Chapada concentrate			9.1	10.8
Cost of sales excluding depletion, depreciation and amortization (ii)			$1,029.0	$1,015.1
Depreciation, depletion and amortization (ii)			$462.3	$503.9
Total cost of sales (ii) (iii)			$1,491.3	$1,519.0

(i)	A cautionary note regarding non-GAAP measures and additional line items or subtotals in financial statements is included in Section 14 of this Management’s Discussion and Analysis.

(ii)	Excludes Mercedes which is a discontinued operation.

(iii)	Total cost of sales consists of cost of sales excluding DDA plus DDA.

Gross margin excluding depletion, depreciation and amortization for the year ended 2016 was $758.7 million, compared to $705.5 million in 2015, which resulted from a revenue increase of $67.1 million, partially offset by an increase in cost of sales excluding DDA of $15 million.

DDA expense for the year ended December 31, 2016 was $462.3 million, compared to $503.9 million for the same period of 2015. DDA expense was lower than prior year mainly due to lower asset book values due to the impairment charges recorded in the fourth quarter of 2015, a portion of which related to producing properties. This was partly offset by the addition of DDA expense associated with the RDM mine acquired in April 2016.

Other expenses and income include general and administrative, exploration and evaluation, other expenses and net finance expense totalling $297.0 million for the year ended December 31, 2016, compared to $311 million in 2015:

•
General and administrative expenses were $100.2 million, compared to $110.1 million in 2015. Results reflect the cost containment initiatives undertaken by the Company to respond to the current economic environment, offset by some additional expenses in relation to the formation of Brio Gold.

•	Exploration and evaluation expenses were $14.9 million, compared to $18.7 million in 2015. Lower exploration and evaluation expenses, relative to 2015, are the result of lower district exploration.

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•
Other expenses were $39.7 million, compared to $69.6 million in 2015. Other expenses in 2015 include an equity loss from associate of $17.5 million with no current period comparative balance. The current year expenses reflect a gain on Sandstorm warrants of $16.3 million with no prior year comparative balance.

•	Net finance expense was $142.2 million, compared to net finance expense of $112.6 million for the same period in 2015. Higher net finance expense is mainly due to:

◦	an increase in expense of $58.9 million resulting from non-cash unrealized foreign exchange loss of $33.7 million in the current year, compared to a gain of $25.2 million in 2015,

◦	lower interest expense of $8.4 million on long-term debt in the current year due to the repayment of revolving debt,

◦	decrease in finance expense as the 2015 finance expense includes realized loss on derivatives for $19.8 million with no current period comparative balance.

Income tax recovery for the year ended December 31, 2016 was $324.9 million, compared to a recovery of $476.3 million in 2015.  Income tax expense for the period includes a $20.0 million unrealized foreign exchange gain in tax, compared to a $201.5 million unrealized foreign exchange loss in tax in 2015.

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5.2    Annual Overview of Operating Results

For the twelve months ended December 31, 2016

Gold production for 2016 was higher than the comparative period in 2015. Production at most mines was generally in line with or above target. Notably, Canadian Malartic achieved a record level of annual production of gold since the inception of the mine.

Gold

Production from continuing operations in 2016 was 1,198,741 ounces of gold, higher by 3%, compared to 1,166,223 ounces of gold produced in 2015. Production increases over 2015 includes an increase of 25% at Jacobina, 2% at Canadian Malartic and 31% at the Brio Gold mines. These increases were partly offset by decreases at Chapada of 10% due to the second quarter in-pit crusher failure, at Gualcamayo of 9% due to lower feed grade and recovery rate, and 7% at Minera Florida as the result of lower throughput. As a whole, gold production was in line with expectations.

The following summarizes the total ounces of gold production by mine for the year 2016, relative to 2015:

-
50,000
100,000
150,000
200,000
250,000
300,000
Chapada
El Peñón
Canadian Malartic
Gualcamayo
Minera Florida
Jacobina
Brio Gold
2016
2015
Q1
Q2
Q3
Q4

Total cost of sales per ounce of gold in 2016, excluding Brio Gold, was $991 per ounce sold, compared to $1,000 per ounce sold in 2015. Including Brio Gold, total cost of sales per ounce of gold in 2016 was $1,008 per ounce sold, compared to $1,018 per ounce sold in 2015.

Co-product cash costs (a non-GAAP financial measure, see Section 14) from continuing operations, excluding Brio Gold, for 2016 were $650 per ounce of gold produced, compared to $644 per ounce of gold produced for 2015. Including Brio Gold, co-product cash costs (a non-GAAP financial measure, see Section 14) were $665 per ounce of gold produced, compared to $653 per ounce of gold produced for 2015, representing a slight 2% year-over-year increase.

On a co-product basis, AISC (a non-GAAP financial measure, see Section 14) from continuing operations, excluding Brio Gold, were $897 per ounce of gold produced for 2016, compared to $846 per ounce of gold produced for 2015. Including Brio Gold, AISC were $911 per ounce of gold produced for 2016, compared to $855 per ounce of gold produced for 2015, representing a 7% increase.

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Total cost of sales per ounce sold, co-product cash costs per ounce produced and co-product AISC per ounce produced were negatively impacted by higher operating costs and lower production at several operating mines, offset by several ongoing cost containment initiatives. Total cost of sales per gold ounce was positively impacted from lower DDA resulting from the impairment taken in the fourth quarter of 2015.

The following summarizes total cost of sales per ounce of gold sold by mine from continuing operations for 2016, relative to 2015:

$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Chapada
El Peñón
Canadian Malartic
Gualcamayo
Minera Florida
Jacobina
Brio
2016
2015

The following summarizes co-product AISC and the respective cash costs per ounce of gold produced component by mine for 2016, relative to 2015:

1,200
1,000
800
600
400
200
-
AISC in excess of Cash Costs
Cash Costs
2016
2015
Chapada
El Peñón
Canadian Malartic
Gualcamayo
Minera Florida
Jacobina
Brio Gold

Silver

Silver production from continuing operations for 2016 was 6.7 million ounces, compared to the 8.6 million ounces in 2015. Mine sequence at certain locations continues to extract from areas with lower silver grades. Production was in line with expectations for silver.

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Total cost of sales for silver in 2016 was $13.79 per ounce sold, compared to $14.13 per ounce sold in 2015. Co-product cash costs (a non-GAAP financial measure, see Section 14) for 2016 were $8.96 per ounce of silver produced, compared to $8.40 per ounce of silver produced in 2015. On a co-product basis, AISC (a non-GAAP financial measure, see Section 14) was $12.65 per ounce of silver produced, compared to $11.51 per ounce of silver produced in 2015.

Copper

Total copper production for 2016 was 115.5 million pounds, compared to 131.0 million pounds for 2015 impacted by the operating challenges experienced at Chapada in the second quarter as discussed in the 2016 second quarter MD&A relative to the operational issues that impacted production including a mechanical failure with its in-pit gyratory crusher and weather related issues which made access to high-grade ore more difficult.

Total cost of sales for copper in 2016 was $1.93 per pound sold, compared to $1.71 per pound sold in 2015. Co-product cash costs (a non-GAAP financial measure, see Section 14) for 2016 were $1.58 per pound of copper produced from the Chapada mine, compared to $1.47 per pound of copper produced in the same period of 2015, representing a 7% increase.

On a co-product basis, AISC (a non-GAAP financial measure, see Section 14) was $2.03 per pound of copper produced at Chapada, compared to $1.77 per pound of copper produced at Chapada in 2015.

The increase in cost on a per ounce basis are related to lower copper production at Chapada associated to the mechanical failure that occurred late in the second quarter and was remediated in the third quarter.

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5.3    Fourth Quarter Overview of Financial Results

For the three months ended December 31, (In millions of US Dollars; unless otherwise noted)	2016	2015
Revenues	484.4	439.1
Cost of sales excluding depletion, depreciation and amortization	(284.1)	(252.5)
Gross margin	200.3	186.6
Depletion, depreciation and amortization	(128.3)	(137.4)
Impairment of mining properties	(711.3)	(1,469.0)
Mine operating loss	(639.3)	(1,419.8)
Other expenses (i)	(81.5)	(131.3)
Equity loss from associate	—	(0.2)
Impairment of non-operating mineral properties	96.2	(567.1)
Loss from operations before income taxes	(624.6)	(2,118.4)
Income tax recovery/(expense)	269.2	669.8
Loss from continuing operations	(355.4)	(1,448.6)
Loss from discontinuing operations	(12.6)	(393.5)
Net loss	(368.0)	(1,842.1)
Earnings adjustments (ii):
Net loss from continuing operations	(355.4)	(1,448.6)
Non-cash unrealized foreign exchange (gains)/losses	8.8	16.3
Share-based payments/mark-to-market of deferred share units	(2.3)	7.6
Demobilization and reorganization costs	0.9	0.8
Loss on sale of assets	2.6	5.0
Impairment of mining and non-operational mineral properties	615.1	2,036.1
Impairment of investment in available-for-sale securities and other assets	4.2	35.7
Other non-cash provisions and adjustments	7.0	(2.2)
Adjusted earnings before income tax effect	280.9	650.7
Non-cash tax on unrealized foreign exchange gains	50.8	0.2
Income tax effect of adjustments	(325.0)	(657.3)
Adjusted earnings/(loss) from continuing operations (ii)	6.7	(6.4)
Net loss per share from continuing operations (iii) - basic and diluted	$(0.38)	$(1.53)
Net loss per share (iii) - basic and diluted	$(0.39)	$(1.95)
Adjusted earnings/(loss) per share from continuing operations attributable to Yamana Gold Inc. equity holders (ii)(iii) - basic and diluted	$0.01	$(0.01)
Adjusted Operating Cash Flows (ii):
Cash flows from operating activities before changes in working capital	$147.7	$294.3
Cash portion of deferred revenue	—	(148.0)
Cash portion of reorganization costs	—	0.9
Adjusted Operating Cash Flows	$147.7	$147.2

(i)
For the three-months ended December 31, 2016, other expenses represent the aggregate of the following expenses: general and administrative of $29.9 million (2015 - $26.8 million), exploration and evaluation of $3.0 million (2015 - $6.2 million), other operating expense of $19.0 million (2015 - $36.2 million) and net finance expense of $29.6 million (2015 - $62.2 million).

(ii)
A cautionary note regarding non-GAAP measures and additional line items or subtotals in financial statements and their respective reconciliations are included in Section 14 including a discussion and definition of Adjusted Earnings, Adjusted Earnings per Share and Adjusted Operating Cash Flows.

(iii)	Attributable to Yamana Gold Inc. equityholders.

For the three months ended December 31, 2016

Net loss from continuing operations attributable to Yamana equity holders for the three months ended December 31, 2016 was $355.44 million or $0.38 per share basic and diluted, compared to net loss from continuing operations attributable to Yamana equity holders of $1.45 billion or

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$1.53 per share basic and diluted for the three months ended December 31, 2015. Net loss from continuing operations for 2016 includes the non-cash impairment charges totalling $615.1 million, or $379.9 million after tax.

Adjusted earnings (a non-GAAP measure, see Section 14) from continuing operations was $6.7 million or $0.01 per share for the three months ended December 31, 2016, compared to adjusted loss of $6.4 million or $0.01 per share for the same period of 2015. Mine operating loss for the three months ended December 31, 2016 were $639.3 million, compared to $1,419.8 million for the same period in 2015. Adjusted loss and mine operating loss for the period were better than the previous year due to lower impairment of mining properties, higher realized metal prices and partially offset by lower sales.

Income tax recovery for the three months ended December 31, 2016 was $269.2 million, compared to an income tax recovery of $669.8 million for the same period in 2015.

Revenue for the three months ended December 31, 2016 was $484.4 million, compared to the $439.1 million for the same period of 2015, as a result of higher metal prices, partly offset by lower copper sales. Revenue for the fourth quarter was generated from the sale of 324,197 ounces of gold, 1.6 million ounces of silver and 34.2 million pounds of copper. This compares to sales, of 342,194 ounces of gold, 1.9 million ounces of silver and 38.6 million pounds of copper for the three months ended December 31, 2015. It should be noted that revenue per ounce of gold and revenue per pound of copper are net of treatment and refining charges and sales taxes, therefore are lower than the corresponding average realized prices of these metals.

Revenue per ounce of gold was $1,196 per ounce of gold, $17.11 per ounce of silver, and $2.02 per pound of copper for three months ended December 31, 2016, compared to revenue per ounce of gold was $1,051, per ounce of silver of $14.35 and per pound of copper of $1.73 for the three months ended December 31, 2015. The average realized price was $1,210 per ounce of gold, $17.17 per ounce of silver and $2.48 per pound of copper for the three months ended December, 31, 2016, compared to $1,101 per ounce of gold, $14.67 per ounce of silver and $2.22 per pound of copper for the three months ended December 31, 2015.

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Revenue for the quarter comprised the following:

For the three months ended December 31,	2016				2015
(In millions of US Dollars; unless otherwise noted)	Quantity Sold (ii)		Revenue per ounce/pound	Revenue	Revenue
Gold (i)	324,197	oz	$1,196	$387.7	$347.1
Silver	1,619,208	oz	$17.11	27.7	26.1
Copper (i)	34,182,827	lbs	$2.02	69.0	65.9
Revenue (ii)				$484.4	$439.1

For the three months ended December 31,	2016				2015
(In millions of US Dollars; unless otherwise noted)	Quantity Sold (ii)		Realized Price	Revenue	Revenue
Gold (i)	324,197	oz	$1,210	$392.4	$354.4

Silver	1,567,916	oz	$17.30	27.1	26.1
Silver subject to metal sales agreement (iii)	51,292	oz	13.02	0.7	—
	1,619,208	oz	$17.17

Copper (i)	32,198,185		$2.52	81.0	87.4
Copper subject to metal sales agreement (iii)	1,984,642	lbs	$1.87	3.7	—
	34,182,827	lbs	$2.48
Gross revenue				$504.9	$467.9
(Deduct)/add:
- Treatment and refining charges of gold and copper concentrate				(11.0)	(13.9)
- Sales taxes				(4.9)	(6.4)
- Metal price adjustments related to concentrate revenue				(4.6)	(9.3)
- Other adjustments				0.0	0.8
Revenue (ii)				$484.4	$439.1

(i)	Includes payable copper and gold contained in concentrate.

(ii)	Excludes Mercedes which is a discontinued operation.

(iii)	Balances represent the metals sold under the metal sales agreement with Sandstorm Gold Inc. and Altius Minerals Corp. in respect of the period including deferred revenue amortized of $2.8 million.

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Cost of sales excluding depletion, depreciation and amortization for the three months ended December 31, 2016 was $284.1 million compared to $252.5 million for the same period in 2015. Cost of sales excluding depletion, depreciation and amortization for the fourth quarter was higher than that of the same period in 2015 as a result of higher operating costs, resulting partially from the stronger Brazilian Real and Chilean Peso in the fourth quarter of 2016.

The following table provides a reconciliation of the cost of sales per ounce of gold/ silver, pound of copper sold to the total cost of sales for the quarter:

For the three months ended December 31,	2016				2015
(In millions of US Dollars; unless otherwise noted)	Commercial Gold/Silver ounces, pounds of Copper Sold		Cost of Sales per Gold/Silver ounce, pound of Copper Sold	Total Cost of Sales	Total Cost of Sales
Chapada — Gold	41,048	oz	$335	$13.8	$15.7
Chapada — Silver	58,688	oz	$4.79	0.3	0.3
Chapada — Copper	34,182,827	lbs	$1.79	61.2	54.4
El Peñón — Gold	57,144	oz	$1,075	61.4	58.6
El Peñón — Silver	1,466,650	oz	$16.08	23.6	19.4
Gualcamayo — Gold	47,615	oz	$953	45.4	57.0
Canadian Malartic — Gold (50% interest)	73,007	oz	$1,056	77.1	73.5
Minera Florida — Gold	25,325	oz	$924	23.4	36.5
Minera Florida — Silver	93,870	oz	$13.37	1.3	3.2
Jacobina — Gold	30,058	oz	$1,123	33.8	24.4
Brio Gold - Gold	50,000	oz	$1,384	69.2	43.9
Corporate office & other				1.9	3.0
Total cost of sales (ii)				$412.4	$389.9
Cost of sales excluding depletion, depreciation and amortization (ii)				$284.1	$252.5
Depletion, depreciation and amortization (ii)				$128.3	$137.4
Total cost of sales (ii) (iii)				$412.4	$389.9

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The following table provides a reconciliation of the co-product cash cost (a non-GAAP measure, see Section 14) to the cost of sales excluding depletion, depreciation and amortization for the quarter:

For the three months ended December 31,	2016				2015
(In millions of US Dollars; unless otherwise noted)	Gold/Silver ounces or pounds of Copper Produced (iii)		Co-Product Cash Cost per Unit	Total Costs	Total Costs
Chapada — Gold	40,358	oz	$275	$11.1	$9.7
Chapada — Silver	78,020.4	oz	3.17	0.2	0.2
Chapada — Copper	36,869,468.7	lbs	1.45	53.5	47.8
El Peñón — Gold	55,763.86	oz	714	39.8	35.2
El Peñón — Silver	1,454,293	oz	10.40	15.1	12.3
Gualcamayo — Gold	44,840	oz	734	32.9	42.7
Canadian Malartic — Gold (50% interest)	69,971	oz	634	44.4	44.2
Minera Florida — Gold	25,674.94	oz	730	18.7	19.4
Minera Florida — Silver	94,738	oz	10.63	1.0	1.8
Jacobina — Gold	32,180	oz	742	23.9	17.6
Brio Gold - Gold	50,477	oz	832	42.0	23.9
Co-product cash cost of metal produced (i)				$282.6	$254.8
Add (deduct):
- Inventory movements and adjustments				5.9	7.6
- Treatment and refining charges of gold and copper concentrate				(11.0)	(13.1)
- Commercial and other costs				3.5	1.3
- Overseas freight for Chapada concentrate				3.1	1.9
Cost of sales excluding depletion, depreciation and amortization (ii)				$284.1	$252.5
Depreciation, depletion and amortization (ii)				$128.3	$137.4
Total cost of sales (ii) (iii)				$412.4	$389.9

(i)
A cautionary note regarding non-GAAP measures and additional line items or subtotals in financial statements is included in Section 14 of this Management’s Discussion and Analysis of Operations and Financial Condition.

(ii)	Excludes Mercedes which is a discontinued operations.

(iii)	Total cost of sales consists of cost of sales excluding DDA plus DDA.

Depletion, depreciation and amortization ("DDA") expense for the three months ended December 31, 2016 was $128.3 million compared to $137.4 million for the same period of 2015. DDA expense is highly impacted by the higher cost of certain capitalized development areas and the areas that were mined during the current period that may have a different cost per ounce, resulting in a variation in cost per unit from period to period. Furthermore, the DDA is lower than the same quarter of 2015 mainly due to lower asset book values due to the impairment charges recorded in the fourth quarter of 2015.

Other expenses, as discussed below, include general and administrative, exploration and evaluation, other and net finance expenses were $81.5 million for the three months ended December 31, 2016, compared to $131.3 million for the same period in 2015:

•
General and administrative expenses were $29.9 million, compared to $26.8 million for the same period in 2015. Although the expense for the period is higher than the comparative period, this is predominantly the result of timing differences on when the expenses were incurred. For 2016, the general and administrative expense decrease over the prior year reflects the cost containment initiatives undertaken by the Company to respond to the current economic environment, offset by additional expenses in relation to the formation of Brio Gold with no comparative figures in 2015.

•
Exploration and evaluation expenses were $3.0 million, compared to $6.2 million for the same period in 2015. Lower exploration and evaluation expenses, relative to 2015, are the result of lower district exploration.

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•
Other expenses were $19.0 million, compared to $36.2 million for the same period of 2015. Other expenses in current period includes a recovery of $5.3 million related to mark-to-market of deferred share units, compared to a recovery of $0.8 million in the same period 2015. Additionally, 2015 other operating expenses also includes the provision against the $6 million option payment which was subsequently reversed in the first quarter of 2016 when the monetization efforts of Brio Gold Inc resumed.

•
Net finance expense was $29.6 million compared to net finance expense of $62.2 million for the same period in 2015. Finance expense in 2015 includes foreign exchange losses of $16.3 million, compared to a loss of $8.79 million in the fourth quarter of 2016 and $18.5 million in derivative losses related to non-operating mines, with no comparatives in the current fourth quarter.

5.4    Fourth Quarter Overview of Operating Results

For the three months ended December 31, 2016

Gold production attributable to the Company from continuing operations for the fourth quarter of 2016 was lower than the fourth quarter in 2015 due to the absence of production contribution from Mercedes, which was divested in September 2016. Gold production attributable to the Company increased if Mercedes is excluded from the 2015 comparative. Fourth quarter production of both gold and copper was 1% higher than the comparative quarter of 2015, and was in line with expectations at all mines except at Gualcamayo, Minera Florida and El Peñón, where the new veins mined are narrower than previously experienced. Lower gold production at Gualcamayo and El Peñón was attributable to lower feed grade, and at Minera Florida was due to lower throughput. Lower silver production, compared to the fourth quarter of 2015, was anticipated due to lower planned feed grade. Production at both El Peñón and Mineral Florida was also impacted by the collective bargaining agreement negotiations in December. Total fourth quarter gold production attributable to the Company from continuing operations represents consecutive quarterly increases since the first quarter of 2016.

Gold

Fourth quarter gold production from continuing operations was 319,265 ounces of gold, compared to 316,795 ounces of gold produced in the fourth quarter of 2015. Individual mine quarterly results over the fourth quarter of 2015 included an increase of 17% at Chapada, 12% at Jacobina and 26% of the Brio Gold mines, mainly as a result of the production from the newly acquired RDM. These increases were partly offset by decreases of 15% at Gualcamayo, 12% at Minera Florida, 6% at El Peñón and 4% at Canadian Malartic. The decrease at Gualcamayo was the result of lower recoveries from the deep part of the open-pit, offset by the overall higher gold grades mined and higher recovery of ounces from inventory. The decrease at Minera Florida was due to lower throughput as the result of collective bargaining agreement negotiations in December, which adversely impacted productivity.

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The following summarizes the total ounces of gold production by mine from continuing operations for the fourth quarter of 2016, relative to the comparative quarter in 2015:

-
10,000
20,000
30,000
40,000
50,000
60,000
70,000
80,000
Chapada
Q4 2016
Q4 2015
El Peñón
Q4 2016
Q4 2015
Canadian Malartic
Q4 2016
Q4 2015
Gualcamayo
Q4 2016
Q4 2015
Minera Florida
Q4 2016
Q4 2015
Jacobina
Q4 2016
Q4 2015
Brio Gold
Q4 2016
Q4 2015

Total cost of sales per ounce of gold in the fourth quarter of 2016, excluding Brio Gold, was $935 per ounce sold, unchanged from the same quarter of 2015. Including Brio Gold, total cost of sales for gold in the fourth quarter of 2016 was $1,004 per ounce sold, compared to $959 per ounce sold in the same period of 2015.

Co-product cash costs (a non-GAAP financial measure, see Section 14) from continuing operations attributable to the Company for the fourth 2016 were $635 per ounce of gold produced, compared to $608 per ounce of gold produced for the same quarter of 2015. Including Brio Gold, co-product cash costs from continuing operations (a non-GAAP financial measure, see Section 14) for the fourth quarter were $667 per ounce of gold produced, compared to $609 per ounce of gold produced for the fourth quarter of 2015, representing an 10% increase.

On a co-product basis, AISC (a non-GAAP financial measure, see Section 14) from continuing operations, excluding Brio Gold, were $894 per ounce of gold produced for the fourth quarter of 2016, compared to $773 per ounce of gold produced for same quarter of 2015. Including Brio Gold, co-product AISC (a non-GAAP financial measure, see Section 14) from continuing operations were $928 per ounce of gold produced for the fourth quarter, compared to $782 per ounce of gold produced for the fourth quarter of 2015, representing a 19% increase.

Costs were higher due to the foreign exchange effect of the appreciation of the Brazilian Real and Chilean Peso. Additionally, co-product AISC increased, in part due to higher sustaining capital expenditures and mine development, in line with plans.

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The following summarizes total cost of sales per ounce of gold sold by mine from continuing operations for the fourth quarter of 2016, relative to the comparative quarter in 2015:

$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Chapada
El Peñón
Canadian Malartic
Gualcamayo
Minera Florida
Jacobina
Brio
2016
2015

The following summarizes co-product AISC and the respective cash costs per ounce of gold produced component by mine from continuing operations for the fourth quarter of 2016, relative to the comparative quarter in 2015:

1,200
1,000
800
600
400
200
-
Q4 2016
Q4 2015
Q4 2016
Q4 2015
Q4 2016
Q4 2015
Q4 2016
Q4 2015
Q4 2016
Q4 2015
Q4 2016
Q4 2015
Q4 2016
Q4 2015
Chapada
El Peñón
Canadian Malartic
Gualcamayo
Minera Florida
Jacobina
Brio
AISC in excess of Cash Costs
Cash Costs

Silver

Fourth quarter silver production from continuing operations was 1.6 million ounces, compared to the 1.9 million ounces in the same quarter of 2015. Mine sequencing at certain locations continued to extract from areas with lower silver grades in comparison to the same period of 2015. Production was in line with expectations for silver.

Total cost of sales for silver in the fourth quarter of 2016 was $15.58 per ounce sold, compared to $13.44 per ounce sold in the same period of 2015. Co-product cash costs (a non-GAAP financial measure, see Section 14) for the fourth quarter were $10.07 per ounce of silver produced, compared to $7.71 per ounce of silver produced in the fourth quarter of 2015. Co-product AISC (a non-GAAP financial measure, see Section 14) from continuing operations were $14.48 per ounce of silver produced for the fourth quarter, compared to $9.93 per ounce of silver produced for the fourth quarter of 2015.

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The increases are predominantly due to the appreciation of the Chilean Peso and lower silver production which increases the fixed charge allocation per ounce.

Copper

Total copper production for the fourth quarter of 2016 was 36.9 million pounds, compared to 36.6 million pounds for the same period of 2015 higher production was attributable to higher recovery rate and partly offset by lower feed grade at Chapada.

Total cost of sales for copper in the fourth quarter of 2016 was $1.80 per pound sold, compared to $1.48 per pound sold in the same period of 2015. Co-product cash costs per pound of copper (a non-GAAP financial measure, see Section 14) were $1.44 per pound produced from the Chapada mine, compared to $1.31 per pound of copper produced in the fourth quarter of 2015, representing a 10% increase. Co-product AISC (a non-GAAP financial measure, see Section 14) from continuing operations were $1.44 per pound of Chapada copper produced for the fourth quarter, compared to $1.31 per pound of Chapada copper produced for the fourth quarter of 2015.

The increases are predominantly due to the appreciation of the Brazilian Real.

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6.    OPERATING MINES

CHAPADA, BRAZIL

	For the three months ended December 31,			For the years ended December 31,
Operating Statistics	2016	2015		2016	2015
Production
Concentrate (tonnes)	68,375	70,255	(3)%	216,332	242,523	(11)%
Gold contained in concentrate (ounces)	40,358	34,498	17%	107,301	119,059	(10)%
Silver contained in concentrate (ounces)	78,020	70,547	11%	259,444	274,533	(5)%
Copper contained in concentrate (millions of pounds)	36.9	36.6	1%	115.5	131.0	(12)%
Total cost of sales per gold ounce sold	$335	$312	7%	$489	$406	20%
Total cost of sales per silver ounce sold	$4.79	$4.31	11%	$7.05	$4.52	56%
Total cost of sales per pound of copper sold	$1.79	$1.48	21%	$1.92	$1.71	12%
Co-product cash costs per gold ounce produced (i)	$275	$280	(2)%	$359	$333	8%
Co-product cash costs per silver ounce produced (i)	$3.17	$3.06	4%	$3.21	$3.19	1%
Co-product cash costs per pound of copper produced (i)	$1.44	$1.31	10%	$1.58	$1.47	7%
All-in sustaining co-product costs per gold ounce produced (i)	$354	$344	3%	$478	$415	15%
All-in sustaining co-product costs per silver ounce produced (i)	$3.99	$3.71	8%	$4.20	$3.93	7%
All-in sustaining co-product costs per pound of copper produced (i)	$1.80	$1.55	16%	$2.03	$1.77	15%
Ore mined (tonnes)	6,161,717	6,141,855	—%	17,223,764	19,959,943	(14)%
Waste mined (tonnes)	12,132,644	7,428,183	63%	27,751,926	24,784,951	12%
Ore processed (tonnes)	5,740,743	5,421,519	6%	19,779,013	19,896,894	(1)%
Gold feed grade (g/t)	0.36	0.36	(1)%	0.30	0.33	(9)%
Copper feed grade (%)	0.36	0.39	(7)%	0.34	0.37	(8)%
Concentrate grade - gold (g/t)	18.43	15.27	21%	15.45	15.27	1%
Concentrate grade - copper (%)	24.55	23.63	4%	24.26	24.50	(1)%
Gold recovery rate (%)	60.4	54.2	11%	56.9	56.8	—%
Copper recovery rate (%)	81.0	78.7	3%	77.2	80.0	(4)%

Sales (ii)
Concentrate (tonnes)	68,477	74,538	(8)%	217,180	240,790	(10)%
Payable ounces contained in concentrate
Payable gold contained in concentrate (ounces)	41,048	41,154	—%	92,807	121,477	(24)%
Payable silver contained in concentrate (ounces)	58,688	60,907	(4)%	131,339	205,127	(36)%
Payable copper contained in concentrate (millions of pounds)	34.2	38.6	(11)%	104.9	126.0	(17)%
Treatment and refining charges of gold and copper concentrate (millions of Dollars)	$11.0	$12.9	(15)%	$32.9	$41.0	(20)%
Metal price adjustments (credit)/charge related to concentrate revenue (millions of Dollars)	$4.6	$9.3	(51)%	$(3.0)	$30.6	(110)%

Depletion, depreciation and amortization
Per gold ounces sold	$63	$68	(7)%	$97	$71	37%
Per silver ounces sold	$1.70	$0.94	81%	$1.40	$0.86	63%
Per copper pound sold	$0.31	$0.30	3%	$0.35	$0.28	25%

(i)
A cautionary note regarding non-GAAP measures and additional line items or subtotals in financial statements is included in Section 14 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(ii)	Quantities sold include quantity adjustment on provisional and final invoice settlements.

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Chapada delivered on expectations in the fourth quarter of 2016 and following sequential quarter-over-quarter production increases, it met overall production targets for 2016. At Chapada, fourth quarter production increased for gold by 17%, silver by 11% and copper by 1%, compared to fourth quarter of 2015, mostly was the result of improved metal recovery rates and increased throughput. The recovery rates were higher as a result of initiatives undertaken by the Company in the second and third quarters to improve metallurgical recovery.

The Company continues to pursue efforts to further improve operational performance, with targets to increase recoveries and throughput with minimal capital expenditures, in addition to the implementation of cost improvement initiatives. In particular, the retrofit of the flotation circuit completed in the second quarter of 2016 continued to perform as expected with significant improvement on recovery. The processing optimization undertaken during the fourth quarter is showing good results with additional recovery increase and stability with mill throughput. The project should be completed during the first quarter of 2017 with the commissioning of a fully integrated processing control system. Following the evaluation of further processing improvement, mine management took the decision to expand the cleaning circuit by installing additional flotation cells and the retrofitting of some key components of the existing cleaner circuit. The main objective is to increase gold and copper recovery by increasing the solution residency time during the flotation process. The cleaning circuit expansion should be commissioned during the fourth quarter of 2017. Other initiatives in the crushing and grinding circuit are aimed towards improving available time and utilization in these areas. These improvements are designed with a focus to ensure that this cornerstone asset continues to deliver value and profitability in a variety of metal price environments, solidifying its status as a low cost producer.

Chapada sold 41,048 ounces of gold at total cost of sales $335 per ounce of gold sold, and 58,688 ounces of silver at total cost of sales of $4.79 per ounce of silver sold in the fourth quarter of 2016, compared to 41,154 ounces of gold sold at total cost of sales of $312 per ounce of gold sold and 60,907 ounces of silver sold at total cost of sales of $4.31 per ounce of silver sold in the fourth quarter of 2015. Production in the fourth quarter of 2016 was 40,358 ounces of gold and 78,020 ounces of silver, compared to 34,498 ounces of gold and 70,547 ounces of silver in the same period of 2015. Co-product cash costs were $275 per ounce of gold produced and $3.17 per ounce of silver in the three months ended December 31, 2016, compared to $280 per ounce of gold produced and $3.06 per ounce of silver produced in the same quarter of 2015. Co-product AISC were $354 per gold ounce produced and $3.99 per silver ounce produced, compared to $344 per gold ounce produced and $3.71 per silver ounce produced in the same quarter of 2015.

Lower total cost of sales per gold ounce sold and co-product cash costs per gold ounce produced benefited from the improved recovery rates in the fourth quarter that resulted in higher production levels. Co-product AISC per gold ounce produced was higher than the same quarter of 2015 due to an increase in sustaining capital expenditures related to the preparation of Corpo Sul for ore extraction in 2017. Total cost of sales per ounces sold, co-product cash costs per ounce produced and co-product AISC per ounce produced were all negatively affected by the strengthening of the Brazilian Real in the fourth quarter, compared to the same quarter of 2015.

Chapada sold 34.2 million pounds of copper at total cost of sales of $1.79 per pound of copper sold in the three months ended December 31, 2016, compared to the sale of 38.6 million pounds of copper at total cost of sales of $1.48 per pound of copper sold in the fourth quarter of 2015. Copper production was 36.9 million pounds in the fourth quarter of 2015, compared to production of 36.6 million pounds of copper for the same quarter of 2014. Co-product cash costs were $1.44 per pound of copper produced in the fourth quarter compared to $1.31 per pound of copper produced for the same quarter of 2014.

Cost of sales per copper pound sold, co-product cash costs per copper pound produced, and co-product AISC per copper pound produced increased due to the strengthening of the Brazilian Real, and co-product AISC was further impacted by the aforementioned Corpo Sul sustaining capital.

In the year ended December 31, 2016, Chapada sold 92,807 ounces of gold and 131,339 ounces of silver at total cost of sales of $489 per ounce of gold sold and $7.05 per ounce of silver sold, compared to 121,477 ounces of gold sold and 205,127 ounces of silver sold at total cost of sales of $406 per ounce of gold sold and $4.52 per ounce of silver sold in 2015. Chapada produced a total of 107,301 ounces of gold and 259,444 ounces of silver in the 2016, compared to 119,059 ounces of gold and 274,533 ounces of silver in 2015. Co-product cash costs were $359 per ounce of gold produced and $3.21 per ounce of silver produced in 2016, compared to $333 per ounce of gold produced and $3.19 per ounce of silver produced in 2015. Co-product AISC per ounce of gold produced were $478 in 2016, compared to $415 in 2015, and per ounce of silver produced were $4.20 in 2016, compared to $3.93 in 2015.

Chapada sold 104.9 million pounds of copper at total cost of sales of $1.92 per pound of copper sold in the 2016, compared to the sale of 126.0 million pounds of copper at total cost of sales of $1.71 per pound of copper sold in 2015. Copper production was 115.5 million pounds in 2016, compared to production of 131.0 million pounds of copper in 2015. Co-product cash costs for copper were $1.58 per pound produced in 2016, compared to $1.47 per pound produced in 2015. Co-product AISC per pound of copper produced were $2.03 in 2016, compared to $1.77 per

| 40

pound of copper produced in 2015. Co-product AISC per pound of copper produced was higher as the result of higher sustaining capital expenditures incurred in order to prepare Corpo Sul for 2017 production.

Total cost of sales per ounce or pound sold, co-product cash costs per ounce or pound produced and all-in sustaining co-product costs per ounce or pound produced were impacted by lower production, partly offset by the depreciation of the Brazilian Real, year over year. Production for the year was impacted by the mechanical failure with its in-pit crusher in the second quarter of 2016. Operations resumed at regular throughput levels in August. Furthermore, co-product AISC per ounce or pound produced was higher as the result of higher sustaining capital expenditures incurred related to the aforementioned Corpo Sul preparation.

EL PEÑÓN, CHILE

	For the three months ended December 31,			For the years ended December 31,
Operating Statistics	2016	2015		2016	2015
Production
Gold production (ounces)	55,764	59,375	(6)%	220,209	227,288	(3)%
Silver production (ounces)	1,454,293	1,584,280	(8)%	6,020,758	7,692,811	(22)%
Total cost of sales per gold ounce sold	$1,075	$1,019	5%	$1,019	$1,044	(2)%
Total cost of sales per silver ounce sold	$16.08	$13.23	22%	$13.84	$13.88	—%
Co-product cash costs per gold ounce produced (i)	$714	$544	31%	$678	$621	9%
Co-product cash costs per silver ounce produced (i)	$10.40	$9.32	12%	$9.14	$8.38	9%
All-in sustaining co-product costs per gold ounce produced (i)	$952	$710	34%	$893	$788	13%
All-in sustaining co-product costs per silver ounce produced (i)	$13.84	$9.36	48%	$12.04	$10.75	12%
Ore mined (tonnes)	332,394	296,361	12%	1,302,998	1,177,506	11%
Ore processed (tonnes)	358,833	343,081	5%	1,421,241	1,418,130	—%
Gold feed grade (g/t)	5.12	5.66	(10)%	5.11	5.32	(4)%
Silver feed grade (g/t)	149.66	165.86	(10)%	153.99	194.02	(21)%
Gold recovery rate (%)	94.3	94.7	—%	94.3	93.6	1%
Silver recovery rate (%)	84.5	85.8	(2)%	85.7	86.9	(1)%

Sales
Gold (ounces)	57,144	56,709	1%	221,908	224,753	(1)%
Silver (ounces)	1,466,650	1,528,409	(4)%	6,043,380	7,659,236	(21)%

Depletion, depreciation and amortization
Per gold ounce sold	$355	$404	(12)%	$404	$405	—%
Per silver ounce sold	$5.39	$5.24	3%	$5.24	$5.45	(4)%

(i)
A cautionary note regarding non-GAAP measures and additional line items or subtotals in financial statements is included in Section 14 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

At the El Peñón mine, the Company has recently completed a plan aimed at delivering a sustainable, longer term optimal production level, taking into account existing mineral reserves, conversion of mineral resources, current production levels and the recent narrow vein discoveries. Considerable amounts were spent on exploration and development at the mine and near mine and, among the objectives of revised mine plan initiatives, the Company sought to determine how to leverage such expenditures on exploration and development per year, allowing maximization of cash flow. The Company believes this approach is conducive to sustainable production over a longer period. The outcome of the evaluation envisages a mine with a production expectation of 140,000 ounces of gold and 4,150,000 ounces of silver, per year beginning in 2017.

Based on the exploration success near mine and in the district, as well as the mine design optimization in progress the Company could increase the production profile of the mine in the future. Generally, although recently discovered veins are narrow, the Company has begun to test for extensions of major vein structures including at Quebrada Colorada, Quebrada Orito, Bonanza and Providencia.  This program has been

| 41

successful locating extensions both above and beneath these previously mined stopes and widths and grades are consistent with historical wider veins.  This program was begun only recently and insufficient information is available to determine how much this positive result will positively impact annual production.  Construction of a two-kilometre tunnel extension to gain better access for drilling beneath these structures was approved in the fourth quarter and is now underway.  The development is being done in four exploration ramps.

While there continues to be considerable geological potential at the mine and near mine, the mine began production in 1999 and since that time produced an approximate 4.7 million ounces of gold and 116 million ounces of silver.  Further, the mine has been owned and operated by the Company since late 2007 and the mine has produced over 2.6 million gold ounces and 81 million silver ounces since that time.

Following the transition from the periphery areas of Aleste-Bonanza, where grades had been more erratic, production resumed at a normalized level into other vein structures. Full year production was below targeted levels as the Company continued to mine from narrower vein areas while evaluating the sustainable, long-term optimal production level at the mine.

At El Peñón, gold and silver production was lower by 6% and 8%, respectively, compared to fourth quarter of 2015, as the result of lower feed grades of gold and silver from the lower mining grade of the narrow veins and dilution, and was slightly impacted by the collective bargaining negotiations which modestly impacted productivity at the mine.

On January 17, 2017, the Company announced the resumption of operations at El Peñón after successfully concluding negotiations leading to collective bargaining agreements with the two unions representing underground workers after a brief suspension of operations, which started from January 7, 2017. The interruption in operations, which have now returned to normal, will not have a significant impact on mine and consolidated production in 2017.

El Peñón sold 57,144 ounces of gold and 1.47 million ounces of silver at total cost of sales $1,075 per ounce of gold sold and $16.08 per ounce of silver sold in the fourth quarter of 2016, compared to 56,709 ounces of gold sold at total cost of sales of $1,019 per ounce of gold sold and 1.53 million ounces of silver sold at total cost of sales of $13.23 per ounce of silver sold in the fourth quarter of 2015. Production in the fourth quarter of 2016 was 55,764 ounces of gold and 1.45 million ounces of silver, compared to 59,375 ounces of gold and 1.58 million ounces of silver in the same period of 2015. Co-product cash costs were $714 per ounce of gold produced and $10.40 per ounce of silver in the three months ended December 31, 2016, compared to $544 per ounce of gold produced and $9.32 per ounce of silver produced in the same quarter of 2015. Co-product AISC were $952 per gold ounce produced and $13.84 per silver ounce produced, compared to $710 per gold ounce produced and $9.36 per silver ounce produced in the same quarter of 2015.

For the fourth quarter year comparisons, gold and silver cost of sale per ounce sold, co-product cash costs per ounce produced and co-product AISC per ounce produced were higher for both metals mainly as a result of higher allocation of fixed costs per ounce due to lower production volume and the strengthening of the Chilean Peso. The aforementioned effects on cost of sale per ounce sold of gold and silver were dampened by lower DDA per ounce sold, as a result of the impairment charges recorded in 2015.

For the year ended December 31, 2016, El Peñón sold 221,908 ounces of gold and 6.04 million ounces of silver at total cost of sales of $1,019 per ounce of gold sold and $13.84, respectively, compared to 224,753 ounces of gold sold and 7.66 million ounces of silver sold at total cost of sales of $1,044 per ounce of gold sold and $13.88 per ounce of silver sold in 2015. El Peñón produced a total of 220,209 ounces of gold and 6.02 million ounces of silver in the 2016, compared to 227,288 ounces of gold and 7.69 million ounces of silver in 2015. Cash costs were $678 per ounce of gold produced and $9.14 per ounce of silver produced in 2016, compared to $621 per ounce of gold produced and $8.38 per ounce of silver produced in 2015. Co-product AISC were $893 per ounce of gold produced in 2016, compared to $788 per ounce of gold produced in 2015, and $12.04 per ounce of silver produced were in 2016, compared to $10.75 per ounce of silver produced in 2015.

For the full year comparisons, cost of sales per ounce sold, co-product cash costs per ounce produced and co-product AISC per ounce produced were generally higher for both metals, mainly as a result of higher allocation of fixed costs per ounce, in particular silver, due to lower production volume. The weakening of the average Chilean Peso for the year partially offset the increase in costs related to the lower production. The exception to this trend was total cost of sales per gold ounce sold, which was benefited from lower DDA per ounce sold, as a result of the impairment charges recorded in 2015.

| 42

CANADIAN MALARTIC (50% interest), CANADA

	For the three months ended December 31,			For the years ended December 31,
Operating Statistics	2016	2015		2016	2015
Production
Gold production (ounces)	69,971	72,872	(4)%	292,514	285,809	2%
Total cost of sales per gold ounce sold	$1,056	$966	9%	$1,025	$969	6%
Co-product cash costs per gold ounce produced (i)	$634	$606	5%	$606	$596	2%
All-in sustaining co-product costs per gold ounce produced (i)	$849	$731	16%	$795	$738	8%
Ore mined (tonnes)	2,878,234	2,673,107	8%	10,419,482	10,511,509	(1)%
Waste mined (tonnes)	5,297,978	5,005,634	6%	21,098,850	22,285,770	(5)%
Ore processed (tonnes)	2,432,542	2,427,866	—%	9,820,696	9,544,763	3%
Gold feed grade (g/t)	1.01	1.06	(5)%	1.04	1.05	(1)%
Gold recovery rate (%)	88.9	88.0	1%	89.3	88.9	—%

Sales
Gold sales (ounces)	73,007	76,017	(4)%	292,972	287,704	2%

Depletion, depreciation and amortization
Per gold ounce sold	$425	$382	11%	$414	$380	9%

(i)
A cautionary note regarding non-GAAP measures and additional line items or subtotals in financial statements is included in Section 14 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Canadian Malartic achieved record annual production in 2016, benefiting mainly from higher throughput and recovery rate.

For the fourth quarter, production was lower, compared to the same quarter of 2015 as result of lower feed grade, which was an anomaly in a record production year. Feed grade for 2017 is expected to increase from 2016 levels. In 2016, Canadian Malartic continued to pursue opportunities for operational refinement with a focus on improvements to the SAG mill and crusher liners in an attempt to reduce the scheduled shutdown periods, improvements to the crusher availability and cyanide control, acquiring additional equipment to increase production from higher grade areas, among others. In the medium to long term, the Company will pursue opportunities to further optimize efficiency and decrease operating cost. Additionally, the Odyssey zone and near pit/underground opportunities, will be further evaluated as these have the potential to provide new sources of ore for the mill.

At Canadian Malartic, 73,007 ounces of gold were sold at total cost of sales $1,056 per ounce of gold sold in the fourth quarter of 2016, compared to 76,017 ounces of gold sold at total cost of sales of $966 per ounce of gold sold in the fourth quarter of 2015. Production in the fourth quarter of 2016 was 69,971 ounces of gold, compared to 72,872 ounces in the same period of 2015. Co-product cash costs were $634 per ounce of gold produced in the three months ended December 31, 2016, compared to $606 per ounce of gold produced in the same quarter of 2015. Co-product AISC per gold ounce produced was $849, compared to $731 in the same quarter of 2015.

In the year ended December 31, 2016, Canadian Malartic sold 292,972 ounces of gold at total cost of sales of $1,025 per ounce of gold sold, compared to 287,704 ounces of gold sold at total cost of sales of $969 per ounce of gold sold in 2015. Canadian Malartic produced a record total of 292,514 ounces of gold in the 2016, compared to 285,809 ounces of gold in 2015. Cash costs per ounce produced were $606 per ounce of gold in 2016, compared to $596 per ounce of gold in 2015. Co-product AISC per ounce produced were $795 in 2016, compared to $738 in 2015.

For both the quarter and year ended on December 31, 2016, cost of sales per ounce of gold sold, co-product cash costs and co-product AISC per ounce of gold produced were higher, mainly due to lower feed grade, which in turn resulted in higher tonnage mined to offset its impact, and consequently resulted in higher mining costs. Sustaining capital expenditures for the fourth quarter of 2016 were higher, compared to the same quarter of 2015.

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GUALCAMAYO, ARGENTINA

	For the three months ended December 31,			For the years ended December 31,
Operating Statistics	2016	2015		2016	2015
Production
Gold production (ounces)	44,840	52,864	(15)%	164,265	180,674	(9)%
Total cost of sales per gold ounce sold	$953	$1,096	(13)%	$1,038	$1,162	(11)%
Co-product cash costs per gold ounce produced (i)	$734	$798	(8)%	$796	$814	(2)%
All-in sustaining co-product costs per gold ounce produced (i)	$805	$815	(1)%	$847	$850	—%
Ore mined (tonnes)	1,809,432	2,143,838	(16)%	8,387,882	7,675,814	9%
Waste mined (tonnes)	3,052,304	5,104,641	(40)%	10,650,620	25,413,935	(58)%
Ore processed (tonnes)	1,628,742	2,151,106	(24)%	7,570,007	7,536,115	—%
Gold feed grade (g/t)	1.26	1.12	13%	1.07	1.22	(12)%
Gold recovery rate (%)	51.8	68.2	(24)%	59.6	61.2	(3)%

Sales
Gold sales (ounces)	47,615	52,012	(8)%	169,347	176,852	(4)%

Depletion, depreciation and amortization
Per gold ounce sold	$234	$301	(22)%	$216	$318	(32)%

(i)
A cautionary note regarding non-GAAP measures and additional line items or subtotals in financial statements is included in Section 14 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Gualcamayo had a strong year allowing the mine to exceed expectations. At Gualcamayo, 47,615 ounces of gold were sold at total cost of sales $953 per ounce of gold sold in the fourth quarter of 2016, compared to 52,012 ounces of gold sold at total cost of sales of $1,096 per ounce of gold sold in the fourth quarter of 2015. Production in the fourth quarter of 2016 was 44,840 ounces of gold, compared to 52,864 ounces in the same period of 2015. Co-product cash costs were $734 per ounce of gold produced in the three months ended December 31, 2016, compared to $798 per ounce of gold produced in the same quarter of 2015. Co-product AISC per gold ounce produced was $805, compared to $815 in the same quarter of 2015.

In the year ended December 31, 2016, Gualcamayo sold 169,347 ounces of gold at total cost of sales of $1,038 per ounce of gold sold, compared to 176,852 ounces of gold sold at total cost of sales of $1,162 per ounce of gold sold in 2015. Gualcamayo produced a total of 164,265 ounces of gold in the 2016, compared to 180,674 ounces of gold in 2015. Co-product cash costs per ounce of gold produced were $796 per ounce of gold in 2016, compared to $814 per ounce of gold in 2015. Co-product AISC per ounce produced were $847 in 2016, compared to $850 in 2015. Overall, annual production at Gualcamayo was in line with expectations.

Cost of sales per ounce sold, co-product cash costs and co-product AISC per ounce produced decreased mainly due to the impact of a weakening Argentine Peso.  Production was lower than the fourth quarter of 2015 as the result of lower recoveries from the deep part of the open-pit, partly offset by the overall higher gold grades mined and higher recovery of ounces from inventory. Cost of sale per ounce of gold sold was lower for the quarter and the year, compared to the corresponding periods of 2015, as a result of lower DDA

The Company will continue to develop the recently discovered oxides deposits around the main pit, as well as the Oxides Distrital targets near Gualcamayo with the objective of extending the mine life of the heap leach, along with optimizing costs and productivity in the underground mine.

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MINERA FLORIDA, CHILE

	For the three months ended December 31,			For the years ended December 31,
Operating Statistics	2016	2015		2016	2015
Production
Gold production (ounces)	25,675	29,180	(12)%	104,312	112,580	(7)%
Silver production (ounces)	94,738	202,643	(53)%	429,048	660,997	(35)%
Total cost of sales per gold ounce sold	$924	$1,261	(27)%	$1,046	$1,270	(18)%
Total cost of sales per silver ounce sold	$13.37	$16.88	(21)%	$13.81	$16.90	(18)%
Co-product cash costs per gold ounce produced (i)	$730	$664	10%	$735	$717	3%
Co-product cash costs per silver ounce produced (i)	$10.63	$8.69	22%	$9.90	$9.46	5%
All-in sustaining co-product costs per gold ounce produced (i)	$1,002	$818	22%	$955	$883	8%
All-in sustaining co-product costs per silver ounce produced (i)	$14.55	$10.68	36%	$12.73	$11.80	8%
Ore mined (tonnes)	190,236	221,473	(14)%	862,132	858,666	—%
Ore processed (tonnes)	387,671	473,811	(18)%	1,662,161	1,857,010	(10)%
Gold feed grade (g/t)	2.46	2.37	4%	2.34	2.32	1%
Silver feed grade (g/t)	14.53	22.21	(35)%	14.45	19.04	(24)%
Gold recovery rate (%)	83.7	81.0	3%	82.4	81.1	2%
Silver recovery rate (%)	52.3	63.2	(17)%	54.0	58.7	(8)%

Sales
Gold (ounces)	25,325	28,845	(12)%	102,204	111,860	(9)%
Silver (ounces)	93,870	195,503	(52)%	429,494	652,812	(34)%

Depletion, depreciation and amortization
Per gold ounce sold	$193	$573	(66)%	$312	$536	(42)%
Per silver ounce sold	$3.20	$7.65	(58)%	$4.14	$7.27	(43)%

(i)
A cautionary note regarding non-GAAP measures and additional line items or subtotals in financial statements is included in Section 14 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

At Minera Florida, the strategy to consolidate the mine concessions surrounding the core mine area was achieved, and will provide a platform for developing the upside district potential. At Minera Florida, 25,325 ounces of gold and 93,870 ounces of silver were sold at total cost of sales $924 per ounce of gold sold and $13.37 per ounce of silver sold in the fourth quarter of 2016, compared to 28,845 ounces of gold sold at total cost of sales of $1,261 per ounce of gold sold and 195,503 ounces of silver sold at total cost of sales of $16.88 per ounce of silver sold in the fourth quarter of 2015. Production in the fourth quarter of 2016 was 25,675 ounces of gold and 94,738 ounces of silver, compared to 29,180 ounces of gold and 202,643 ounces of silver in the same period of 2015. Co-product cash costs were $730 per ounce of gold produced and $10.63 per ounce of silver in the three months ended December 31, 2016, compared to $664 per ounce of gold produced and $8.69 per ounce of silver produced in the same quarter of 2015. Co-product AISC per gold ounce produced and per silver ounce produced were $1,002 and $14.55, respectively, compared to $818 per gold ounce produced and $10.68 per silver ounce produced in the same quarter of 2015.

For the year ended December 31, 2016, Minera Florida sold 102,204 ounces of gold and 429,494 ounces of silver at total cost of sales of $1,046 per ounce of gold sold and $13.81 per ounce of silver sold, compared to 111,860 ounces of gold sold and 652,812 ounces of silver sold at total cost of sales of $1,270 per ounce of gold sold and $16.90 per ounce of silver sold in 2015. Minera Florida produced a total of 104,312 ounces of gold and 429,048 ounces of silver in 2016, compared to 112,580 ounces of gold and 660,997 ounces of silver in 2015. Cash costs were $735 per ounce of gold produced and $9.90 per ounce of silver produced in 2016, compared to $717 per ounce of gold produced and $9.46 per ounce of silver produced in 2015. Co-product AISC per ounce of gold produced were $955 in 2016, compared to $883 in 2015, and per ounce of silver produced were $12.73 in 2016, compared to $11.80 in 2015.

For the quarter and the year, co-product cash costs and co-product AISC per ounce of gold and silver produced were higher mainly due to higher mining and processing costs resulting from lower throughput and a higher fixed cost allocation per ounce, partially offset by higher zinc credits.

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Lower cost of sales per ounce of gold and silver sold, although impacted by the same factors as co-product cash costs, decreased due to lower DDA as a result of the impairment charges recorded in 2015. Lower production of gold and silver was due to lower throughput as the result of collective bargaining agreement negotiations in December, which adversely impacted productivity. The negotiations have subsequently been completed, and the mine and plant are now operating in full capacity. Lower planned feed grade following the mine sequencing and lower recovery of silver exacerbated the decline in silver production.

In 2017, the Company expects gold production to be in line with 2016 with lower silver production. Several improvement opportunities will continue to be developed into 2017 including the advancement of a whole ore leach project aimed to significantly improve recoveries and improvement of the crushing and grinding circuits.

In addition to this and as result of the successful results of exploration in the Pataguas zone, the mine will resume the development of the Hornitos tunnel which is a production ready exploration tunnel going across the recently acquired land adjacent to the core mine (refer to Section 7 Construction, Development and Exploration of this MD&A for discussion of the positive exploration results in this area at Minera Florida). The Company will pursue the development of these newly discovered zones and advancement of the engineering of a whole ore leaching project to the next stage, in order to maximize the value and upside potential of the recently consolidated grounds at Minera Florida.

JACOBINA, BRAZIL

	For the three months ended December 31,			For the years ended December 31,
Operating Statistics	2016	2015		2016	2015
Production
Gold production (ounces)	32,180	28,727	12%	120,478	96,715	25%
Total cost of sales per gold ounce sold	$1,123	$873	29%	$1,072	$1,068	—%
Co-product cash costs per gold ounce produced (i)	$742	$614	21%	$692	$788	(12)%
All-in sustaining co-product costs per gold ounce produced (i)	$984	$904	9%	$988	$1,071	(8)%
Ore mined (tonnes)	479,045	393,737	22%	1,803,064	1,481,461	22%
Ore processed (tonnes)	474,000	396,828	19%	1,802,914	1,469,095	23%
Gold feed grade (g/t)	2.21	2.36	(6)%	2.17	2.17	—%
Gold recovery rate (%)	95.5	95.4	—%	95.7	94.5	1%

Sales
Gold Sales (ounces)	30,058	27,901	8%	118,142	96,477	22%

Depletion, depreciation and amortization
Per gold ounce sold	$399	$254	57%	$338	$283	19%

(i)
A cautionary note regarding non-GAAP measures and additional line items or subtotals in financial statements is included in Section 14 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Jacobina had a strong year, with higher production and lower costs than in 2015. A net increase in underground development has increased 2017 opportunities associated with a production profile improvement and cost control. While 2016 was a successful year where the focus was on increased sustainable gold production, 2017 will be focused on cost saving initiatives and efficiency improvements.

At Jacobina, 30,058 ounces of gold were sold at total cost of sales $1,123 per ounce of gold sold in the fourth quarter of 2016, compared to 27,901 ounces of gold sold at total cost of sales of $873 per ounce of gold sold in the fourth quarter of 2015. Production in the fourth quarter of 2016 was 32,180 ounces of gold, compared to 28,727 ounces in the same period of 2015. Co-product cash costs were $742 per ounce of gold produced in the three months ended December 31, 2016, compared to $614 per ounce of gold produced in the same quarter of 2015. Co-product AISC per gold ounce produced was $984, compared to $904 in the same quarter of 2015.

For the quarter, higher cost of sales per ounce of gold sold, co-product cash costs and co-product AISC per ounce of gold produced were mainly due to the impact of a strengthening Brazilian Real. Increased production was attributable to higher tonnage of ore mined, which more than

| 46

offset a decline in feed grade. With a continued focus on dilution control, productivity improvements and cost control, the Company expects for production to progressively increase into 2017 and cost to decrease. Mine management is evaluating potential mining improvements that should decrease underground mine development and increase mining efficiency. This should impact positively on mining productivity and ultimately on gold production.

In the year ended December 31, 2016, Jacobina sold 118,142 ounces of gold at total cost of sales of $1,072 per ounce of gold sold, compared to 96,477 ounces of gold sold at total cost of sales of $1,068 per ounce of gold sold in 2015. Jacobina produced a total of 120,478 ounces of gold in the 2016, compared to 96,715 ounces of gold in 2015. Cash costs per ounce produced were $692 per ounce of gold in 2016, compared to $788 per ounce of gold in 2015. Co-product AISC per ounce produced were $988 in 2016, compared to $1,071 in 2015.

For the year, lower cost of sales per ounce of gold sold, co-product cash costs and co-product AISC per ounce of gold produced were mainly due to the impact of a weakening of the Brazilian Real. Increased production was attributable to higher tonnage of ore mined with a consistent feed grade.

BRIO GOLD, BRAZIL

	For the three months ended December 31,			For the years ended December 31,
Operating Statistics	2016	2015		2016	2015
Production
Total gold production from Brio Gold mines (ounces)	50,477	39,279	29%	189,661	144,098	32%
Attributable to Yamana (ounces)	49,580	39,279	26%	188,765	144,098	31%
Attributable to non-controlling interest (ounces)	897	—	n/a	897	—	n/a

Total cost of sales per gold ounce sold	$1,384	$1,126	23%	$1,098	$1,138	(4)%
Co-product cash costs per ounce of gold produced (i)	$832	$610	36%	$746	$718	4%
All-in sustaining co-product costs per gold ounce produced (i)	$1,106	$847	31%	$985	$918	7%

Sales
Gold Sales (ounces)	50,000	39,001	28%	190,887	143,840	33%

(i)
A cautionary note regarding non-GAAP measures and additional line items or subtotals in financial statements is included in Section 14 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

On December 23, 2016, the Company completed a purchase rights offering of Brio Gold’s common shares, by disposing of approximately 15% of its ownership of Brio Gold. As a result, the Company retains control of Brio Gold and will continue to fully consolidate the results of Brio Gold. All of Brio Gold's operating mines, which include Pilar, Fazenda Brasileiro and RDM, and the C1Santa Luz project, are located in Brazil. Currently, the C1 Santa Luz project is in the execution phase of moving forward to the re-start of operations.

Fourth quarter production from Brio Gold's operating mines exceeded the fourth quarter of 2015 by 29%, and year-over-year increased by 32% mainly as a result of higher throughput in all the mines, and specifically the contribution of production from the RDM mine, which was acquired in April 2016. Production of gold a Pilar recorded successive yearly increases since it has completed commissioning.

Brio Gold sold a total of 50,000 ounces of gold at total cost of sales $1,384 per ounce of gold sold in the fourth quarter of 2016, compared to 39,001 ounces of gold sold at total cost of sales of $1,126 per ounce of gold sold in the fourth quarter of 2015. Production in the fourth quarter of 2016 was a total of 50,477 ounces of gold, compared to 39,279 ounces in the same period of 2015. Co-product cash costs were $832 per ounce of gold produced in the three months ended December 31, 2016, compared to $610 per ounce of gold produced in the same quarter of 2015. Co-product AISC per gold ounce produced was $1,106, compared to $847 in the same quarter of 2015.

In the year ended December 31, 2016, Pilar sold 190,887 ounces of gold at total cost of sales of $1,098 per ounce of gold sold, compared to 143,840 ounces of gold sold at total cost of sales of $1,138 per ounce of gold sold in 2015. Pilar produced a total of 189,661 ounces of gold in the 2016, compared to 144,098 ounces of gold in 2015. Co-product cash costs per ounce of gold produced were $746 per ounce of gold in 2016, compared to $718 per ounce of gold in 2015. Co-product AISC per ounce of gold produced were $985 in 2016, compared to $918 in 2015.

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7.    CONSTRUCTION, DEVELOPMENT AND EXPLORATION

CONSTRUCTION AND DEVELOPMENT

The following summary highlights key updates from the development projects of the Company in 2016 and provides key updates during the fourth quarter of 2016.

Cerro Moro, Argentina

Cerro Moro is a high-grade gold and silver deposit currently in construction and development with first production expected in early 2018, subsequent to a formal decision to proceed in late 2015.

The Cerro Moro ore body contains a number of high-grade epithermal gold and silver deposits, some of which will be mined via open-pit and some via underground mining. The feasibility study is based on an initial 6.5-year mine life at a throughput of 1,000 tonnes per day. The concentrator will consist of a standard crushing, grinding and flotation circuit with a counter current decantation ("CCD") and a Merrill Crowe circuit included.

The 2016 work program included the ramp-up of site construction activities; the continuation of detailed engineering; and the advancement of underground mining in order to gain a better understanding of in-situ mining conditions. The expenditure for 2016 was approximately $55 million with the balance of approximately $233 million planned to be spent in 2017 and 2018. The bulk of this remaining expenditure is to be spent in 2017, supporting the previously reported execution schedule and budget. In addition to the above, a substantial infill drilling program was run in 2016 to confirm previously determined indicated mineral resources with tighter spaced drilling. The infill program was successful in confirming those mineral resources and has the impact of de-risking the project and the startup risk of the mine. The Company believes that the project offers significant opportunities for the conversion of mineral resources into mineral reserves and for further discoveries on the property, which will serve to materially improve the returns from this high-grade project.

During the fourth quarter of 2016, the Company continued to show good progress on the development objectives referred to above. The project completed the planned underground mine development of 617 metres for 2016. Ramp-up of site construction continued ahead of schedule with bulk earthworks being completed and the concrete work was advanced to over 40% complete. Consistent with the baseline plan, detailed engineering progress advanced slightly beyond the target of 85% completion by the end of the year. This advanced level of engineering design completion prior to the start of large scale construction activities in early 2017 serves to de-risk the project schedule and increase the confidence in the total project cost. Contracts for structural steel erection, mechanical erection, and tailings dam construction have been awarded which will allow mobilization to take place in the first quarter of 2017 as planned. Procurement progress is also tracking according to plan with a total of $145 million of the $314 million initial capital committed to date, representing 46% of the total anticipated spend all within the expected budget.

The updated mine plan shows partial production in 2018 of gold and silver at feed grades of 11 g/t, and 650 g/t respectively, and reflects the impact of the 3-month ramp-up during Q2 2018.  The 2019 gold production is estimated to be approximately 130,000 ounces at an average feed grade of 11 g/t, and the silver production to be approximately 9,900,000 ounces at an average feed grade of 920 g/t.  The average AISC for the period from 2018 to 2019 is expected to be below $600 per ounce of gold produced and below $9.00 per ounce of silver produced, with co-product cash costs for the same period expected to be below $500 per ounce of gold produced and below $7.50 per ounce of silver produced. Bringing forward metal production into the two first years of operation has resulted in a marginal drop-off in average metal production over the remaining mine life which is anticipated to be recovered through further optimization initiatives and a targeted expansion of the mineral reserves from an increased exploration drilling campaign.

During the last quarter of 2016, an opportunity was identified to better exploit the very high silver grades at the project (average LOM silver grade of approximately 540g/t). This was achieved through the relaxation of the maximum silver feed grade to the processing plant following a minor change in operating practices and without incurring additional capital.

The 2017 work plan includes an increase in the rate of underground mining relative to 2016 such that during the last quarter of the year ore will be mined to feed the stockpile ahead of the plant start-up in the first quarter of 2018. In support of the increased rate of mining and in preparation of full start-up, the Cerro Moro management and operations team will be recruited and trained during the course of the year. Mechanical completion of the process plant and mine infrastructure is scheduled for the fourth quarter of 2017 in preparation for the start of commissioning in early 2018.

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Agua Rica, Argentina

Agua Rica is a low cost, large scale porphyry copper, molybdenum, gold and silver deposit located in the province of Catamarca, Argentina with proven and probable mineral reserves of approximately 10 billion pounds of copper and 6.5 million ounces of gold contained in approximately 910 million tonnes of ore at copper and gold grades of 0.49% and 0.22 grams per tonne respectively.

The Company continues to take steps to evaluate potential transactions that will surface the value in Agua Rica. The Company envisages a transaction relating to Agua Rica that would involve maintaining a joint venture interest and monetizing some equity in the project for a mixture of cash and an interest in gold production.

In addition, exploration activities at the Cerro Atajo prospect, which was included in the Definitive Agreement signed with the provincial Government of Catamarca, Argentina (the "Government”), represented by the provincial mining company Catamarca Mineria y Energetica Sociedad del Estado, continued to advance in the period.

The Cerro Atajo prospect lies 10 kilometres east of Alumbrera and 25 kilometres west of Agua Rica, a region in which both the Company and the Government have interests. The property is prospective for both high-grade gold-copper-silver veins and large tonnage copper-gold porphyry mineralization. Cerro Atajo is centered on an intrusive complex within the same host rock as the nearby Alumbrera mine. The Company expects to obtain the Environmental Impact Assessment approval for the commencement of a drilling campaign in the first semester of 2017, and is working in conjunction with our stakeholders in the province to ensure sustainability of the social license towards that target.

On September 8, 2016, a municipal ordinance was passed that purports to prohibit open-pit mining in the high river basin of the town of Andalgala, a community near the Agua Rica project in the Province of Catamarca with a population of approximately 14,000. The Company is advised that the use of rivers, mining activities and environmental matters, as set out in the Constitution, are the purview of the Government of the Province of Catamarca and, as such, the municipal ordinance is not binding or legal and is mostly symbolic. In early October 2016 a legal action was presented against the ordinance before the Supreme Court of Province of Catamarca, by which Yamana requested the declaration of unconstitutionality and suspension of such regulation. On October 25th 2016, a request for the redress of the procedure was presented only for the portion of the case the Court considered necessary for the adequacy of the procedural route. Also the Province of Catamarca has commenced in parallel another legal action before the court pursuing the same goal. As of today the Supreme Court has only declared admissible the recourse presented by Province on unconstitutionality declaration and having rejected the temporary suspension. Yamana is still awaiting for the result of its legal action.

Gualcamayo, Argentina

The Deep Carbonates project is a potential large scale, bulk tonnage underground operation beneath the current QDD pit limits with recoverable gold currently estimated at more than 1.1 million ounces.  The project has advanced with the detailed review of a number of mining method alternatives to improve the capital expenditures profile as well as seeking to identify an economically viable arsenic abatement process.  The mining consultants have completed the optimization work on three throughput scenarios, and the work of the arsenic specialist has also been completed.  The results of the aforementioned work have shown that a technically and economically viable project exists at a conceptual study level of definition.  This has justified the initiation of an extensive drilling campaign to expand the mineral resource base and thereby enhance the project economics.  The drilling campaign will be, however, initiated in 2018, allowing the exploration team to focus on expanding the near term oxide mineral resources forming part of the Gualcamayo mineral endowment.  The carbonates mineralization is open in almost every direction and continued exploration is expected to improve the project economics.

EXPLORATION

The Company continues to consider exploration to be a key to unlocking and creating further value for shareholders at existing operations. The 2016 exploration program focused on finding higher quality ounces, being those ounces with the greatest potential to most quickly generate cash flow, and on infill drilling to do the work necessary to upgrade the existing inferred mineral resources.

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The following is a summary of the exploration and evaluation expenditures for the current and comparative periods.

	For the three months ended December 31,		For the years ended December 31,
(In millions of US Dollars)	2016	2015	2016	2015
Exploration and evaluation capitalized (i)	$20.3	$53.7	$80.4	$62.7
Exploration and evaluation expensed (ii)	3.0	20.0	14.9	18.7
Total exploration and evaluation expenditures	$23.3	$73.7	$95.3	$81.4

(i)
Capitalized exploration and evaluation costs are reflected in the Consolidated Balance Sheet's property, plant and equipment as part of the additions to mining property costs not subject to depreciation for near-mine exploration and tangible exploration and evaluation assets with probable future economic benefits.

(ii)	Expensed exploration and evaluation costs are reported in the Consolidated Statements of Operations.

The following summary highlights the areas of focus for the 2016 exploration program and provides key updates during the fourth quarter of 2016.

Chapada, Brazil

To sustain and grow current production levels, the Company allocated a $6.0 million exploration budget for 2016. The overall budget supported local mine infill and exploration drill programs along with district scale exploration work that includes mapping, soil sampling and drill testing of developed targets. The Company completed 23,610 metres distributed in 390 holes in the near mine exploration and core mine infill programs during the fourth quarter, and 61,972 metres distributed in 753 holes during 2016. The near mine program was focused on and successful in defining and expanding the Sucupira mineral resource immediately adjacent to the main Chapada pit, testing and developing an IP anomaly immediately beneath the pit and testing for extensions of the oxide mineral envelopes at Suruca and Hidrothermalito.

At Sucupira, 110 drill holes have been completed and have defined a mineralized body 1.85 kilometres in strike length, 80 to 180 metres in thickness and 200 to 400 metres in width. The deposit remains open to the southwest. At a 0.51% copper equivalent ("CuEq") underground cutoff grade, the mineral body has an inferred mineral resource of 490,000 ounces of gold and 426 million pounds of copper contained in 35 million tonnes at an average grade of 0.76% CuEq. This mineralization lies within 100 to 200 metres of surface and 100 metres lateral and below the currently designed final Chapada pit.

Adjacent to Sucupira and the main Chapada ore body, the core mine exploration program has identified a continuous, low to moderate grade copper and gold unclassified mineral body above and immediately north of the Sucupira mineral body, the Baru deposit, that is under review by mine geologists and engineers for further work. The core mine exploration program has identified a continuous, low to moderate grade copper and gold unclassified mineral body above and immediately north of the Sucupira mineral body that is under review by mine geologists and engineers for further work. The core mine infill program is concentrating on providing increased grade definition of the ore zones for selective mining purposes. Results are encouraging from all programs. The discovery of Sucupira and Baru provides further evidence that Chapada is a much larger mineralized system than previously thought. Additional drilling at Baru and engineering at Sucupira in 2017 will be completed to better understand how the three deposits may connect and/or be integrated into a future mine plan.

At Suruca, over 500 holes have been completed as part of an infill program to update the oxide mineral reserves and support a development plan. Suruca is an open pit heap leach operation that will process an estimated 4.3 million tonnes per annum producing an average of 40,000 ounces of gold per year over a five year life of mine.

The District exploration program at Chapada is targeting the discovery of new deposits within the extensive concession holdings surrounding the Chapada deposit and exploring holdings distal to the Chapada Mine which present similar geologic, geochemical and geophysical characteristics within the Mara Rosa Greenstone Belt. The program has completed 3,177 metres distributed in 18 holes during the fourth quarter and 9,833 metres distributed in 61 holes during 2016. During the fourth quarter, drilling was focused on the Formiga target located 15 to 18 kilometres northeast of the mine, the Suruca NE target, 11 kilometres northeast of the mine and the Bom Jesus target, 20 kilometres northeast of the mine. The Formiga copper-gold mineralization occurs as a high-grade core of copper and gold, commonly presented as massive chalcopyrite accompanied by varying amounts of disseminated bornite, pyrrhotite and pyrite, enveloped by a low grade halo of copper and gold mineralization, similar in geometry to Sucupira. The deposit occurs within similar meta-diorite and meta-sedimentary sequences found at the Chapada complex. Drilling during the second half of 2016 identified a second east to west trending disseminated copper and gold deposit with grades and alteration similar to those found within the Chapada main pit. Results to date are impressive and indicate that further drilling is

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required to define the extent of mineralization. During the fourth quarter, the exploration program continued to drill testing other targets generated within the Mara Rosa Belt, including Suruca NE, Bom Jesus Central, Taquarucu and others. Results are pending.

El Peñón, Chile

The initial 2016 exploration program’s main goal was to find another principle structure similar to Quebrada Orito, Quebrada Colorada or Bonanza. The primary targets in the northern and southern blocks of the property returned some encouraging results, with several narrow yet high-grade intercepts indicating the continuation of the mineral system at both extents of the property. One area of promising success was the identification of existing high-grade moderate-width intercepts beneath the Quebrada Colorada and Providencia structures that are open to depth and along strike.
During the late third and into the fourth quarter of 2016, similar high grade extensions on the northern extents of the Bonanza system were also identified. The Company continued to test for extensions of these and other targets with 15 drill rigs on site through mid-December.

During the fourth quarter, the Company completed 33,038 metres distributed in 133 holes for the combined infill and exploration drill programs. Separately, the Company completed 22,074 metres distributed in 63 infill holes to upgrade mineral resources at the Providencia, Carmin, Carmin Sur, Magenta, Purpura and El Valle vein systems. The Company completed 17,464 metres distributed in 55 exploration holes exploring and testing for mineral extensions at Bonanza NN2 and NN3, Cerro Martillo, Martillo Flats, El Valle, Providencia, Orito and along most segments of the Quebrada Colorada vein systems. During 2016, the Company completed 149,488 metres distributed in 474 holes for the combined exploration and infill programs at El Peñón.

Results received during the fourth quarter are impressive and will generate new mineral resources to be evaluated for economic extraction as mineral reserves in 2017 and beyond. Highlighted assay results reported during the quarter from exploration holes include SNX0750 that cut 1.8 metres of 30.36 g/t Au and 109 g/t Ag at Carmin Sur, UEB0016 that cut 2.6 metres of 7.6 g/t Au and 340 g/t Ag at Bonanza Central, and SNX0764 that cut 1.2 metres of 5.73 g/t Au and 1,579 g/t Ag at Purpura. Highlighted assay results from the infill program reported during the quarter include UIG0028 that cut 0.8 metres of 9.76 g/t Au and 79 g/t Ag and UIG0037 that cut 1.07 g/t Au and 194 g/t Ag, both from the Magenta deposit.

Also during 2016, the exploration and infill programs have tested north-south and north-west trending structures that are parallel to the main structural trends. In many cases, narrow yet high-grade gold and silver intercepts were located, but given the current mining extraction protocols, excessive excavation would over dilute the high-grade zones rendering them sub-economic. The Company has successfully developed narrow-vein mining techniques during the third and fourth quarters that will allow for economic extraction of many of the narrower yet high-grade intervals being generated through careful and well planned exploration of the core mine vein systems. Exploration during the first half of 2017 will concentrate on exploring for additional vein extensions surrounding the established and highly productive principle vein systems. This near-mine program will be augmented with a local exploration effort in the second half of the year to explore for deep extensions to the south of the Aleste, Providencia and Dorada vein systems.

The Company believes that 2017 will be a year of transition at El Peñón with the available wide and high grade veins being replaced by numerous high grade yet narrower vein systems. During this transition, production will be reduced from recent levels, although over a longer term at a more sustainable level. The Company also expects that all-in sustaining cash costs will improve to lower levels as much of the future production is near existing infrastructure requiring less development capital. Exploration will concentrate on near-mine discovery and growth, and will continue over a longer term to execute a local and district exploration program for another large vein discovery that can sustain and possibly return long-term production to pre-2017 levels.

Gualcamayo, Argentina

At Gualcamayo, the initial 2016 exploration budget of $4.0 million was earmarked primarily for mineral resource infill drilling within the QDD Main pit and the underground mine areas, infill and limited deep drilling of the Las Vacas mineral body. Exploration drilling that commenced in late 2015 to discover and develop new oxide ounces amenable to current heap leach processing technology continued into 2016. The program focused on near-mine targets and included the collection of 10-metre channel samples for geochemical analysis. Very positive results were returned from two areas immediately adjacent to the current open pit. The Cerro Condor target is located along the eastern rim of the QDD main pit wall and was defined by channel sample results including 60 metres of 2.57 g/t Au, 10 metres of 9.19 g/t Au. Hole 16QD-975 drilled in September returned 104 metres at 1.41 g/t Au. The Potenciales target, located along the western flank of the pit wall was defined by numerous channel sample results, including 10 metres of 10.5 g/t Au and 10 metres of 13.28 g/t Au. Given these impressive surface results, a $3.5 million budget increase was approved in the first quarter for drill testing.

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Drill results generated during the third quarter from both the Cerro Condor and Potenciales near mine exploration targets continue provided support for an additional $5.0 million supplementary budget for Gualcamayo to be used for further exploration and infill drilling during the fourth quarter. The expanded infill and exploration drill programs completed 18,782 metres distributed in 86 holes during the quarter exploring the Las Vacas, Potenciales, Cerro Condor and Target 9 targets. The infill drill program alone completed 6,191 metres distributed in 28 holes conducting programs at Las Vacas and Amelia-Ignes-Magdalena (AIM). The exploration program completed 38,462 metres distributed in 161 holes and the infill program completed 18,431 metres distributed in 99 holes for the full year.

Follow-up drill results for Cerro Condor, Potenciales and a third near surface oxide target, Las Vacas from drilling conducted in the fourth quarter, continue to support mineral resource growth from these near-mine target areas. At Cerro Condor, the currently defined mineral body measures 190 metres long by 90 metres wide and at least 65 metres thick, averaging 1.1 g/t gold. Late 2016 drill results are pending and this mineral body is expected to grow once the results are received. The Potenciales target’s currently defined shape stands at 150 metres in length by 50 metres wide by 80 metres depth averaging 1.0 g/t gold and is open to depth. The Las Vacas deposit is at least 500 metres along strike, 200 metres wide and 200 metres in depth, averaging 0.6 g/t gold and remains open along strike. Results for Cerro Condor, Potenciales and Las Vacas near surface continue to support mineral resource growth of these near mine target areas.

A 2.7-kilometre access road from Las Vacas to the near mine Quebrada de Rodado area was completed and sampled during the quarter, exposing new geologic and geochemical targets to be drill tested in early 2017. District exploration efforts will include gaining access to favourable target areas beginning close to the mine and working our way west and to the south. As evidenced by the ongoing discoveries at deep carbonates and recent near mine discoveries in 2015 and 2016, the Company believes that a focused and concerted effort to explore the many surface geochemical, Aster and geologic targets will lead to discovery of additional mineable gold deposits that can be rapidly put into the life of mine plan.

Minera Florida, Chile

At Minera Florida, exploration activities in 2016 changed from a focus of infill and reserve replacement in 2015 to a focus of mineral resource discovery and growth. A combined $9.0 million operational and capital expenditures budget, including a $1.8 million increase related to drilling at Tribuna Este, was approved to extend known deposits in the core mine areas along strike and to depth, and to venture into new areas outside of the core mine area to develop mineral anomalies identified in prior exploration programs. In 2017, the program will follow up on significant surface exploration mapping and sampling completed in 2015 and 2016 given some success in identifying numerous quartz vein trends and gold anomalies that are proposed to be linked to producing vein structures at depth.

As announced in the Exploration Update dated October 27, 2016, the Company has completed the consolidation of the Minera Florida mine concessions surrounding the core mine area, including Mila, Volga, Irina and other concessions that total more than 3,100 hectares, giving the Company control of the majority of the Florida mineral district. The consolidation of land provides the Company access to previously unexplored ground immediately south and southeast of the productive mine area where geologists worked during the quarter to map, sample and identify targets for drill testing.

The Las Pataguas target was developed in late 2016 through district mapping and geochemical sampling. The deposit is within the core mine complex, proximal to existing mine infrastructure. It is at a lower elevation and closer to the plant infrastructure than the current mine production fronts. The Las Pataguas target developed near the core mine deposits as part of the district exploration program was drill tested mid quarter and returned very encouraging results. The first hole in the Las Pataguas target returned 16 metres of 7.77 g/t gold. Follow-up drill testing is on-going and expected to confirm and extend this new target. Geologists are continuing to map, sample and identify further targets for drill testing in 2017. The Las Pataguas system is only one of numerous geochemical and alteration vein anomalies identified on the newly acquired ground. Vein structures along the Mila-Volga corridor, down dropped vein offsets of historically mined veins east of the Maqui Fault, are targeted for testing in 2017 from the newly developed exploration tunnel and from surface.

The established infill and exploration programs completed 3,256 metres distributed in 16 holes during the quarter, testing and upgrading the Rubi, Lissette, Circular, Lazo Polvorin, Hallazgo II, Tribuna Este, Don Alex, Cucaracha, Quemazon and other deposits and targets. During 2016, the Company completed 28,362 metres distributed in 104 holes. Results are in-line with expectation, encountering reserve grade intercepts over potentially mineable widths adjacent to the developed ore bodies.

The Company has demonstrated that fault offset targets of important ore bodies found within the core mine complex are present east of the Maqui Fault, and that new extensions within the core mine complex will continue to provide growth of mineral resources and mineral reserves.

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Following completion of the Tribuna exploration tunnel, hole ALH1991 was drilled to the northeast to test the continuation of the Tribuna Este structures. Initial results establish vein continuity in one anomalous intercept. Complete assay results are pending.

Jacobina, Brazil

At Jacobina, the ore delineation and exploration programs have provided important detailed mineral reserve data to aid in mine planning and sequencing of the known ore deposits and have also encountered additional new potential mineral resource bodies. The Company has budgeted $4.5 million to complete 38,000 metres of exploration, infill and delineation drill programs during 2016. During the fourth quarter, 6,043 metres distributed in 45 drill holes were completed in the combined infill and exploration programs. The combined drill programs have completed 38,064 metres distributed in 277 holes during 2016. The infill drill program was active in all of the current mine areas and continued to intercept multiple reefs that reported widths and grades at or above average widths and grades. The exploration program tested targets at Morro do Vento during the fourth quarter extending local mineral envelopes whilst limiting others. Drill testing of the Canavieiras Sul deposit in the second half of the year has shown promise for adding new ounces nearer to the surface in the upper portions of the deposit during 2017 which could provide short and medium term growth opportunities. A ramp to connect Morro do Cuscuz to Canavieiras Sul is under construction and will be used to further test the reefs between the two mines. Surface chip sampling of the Upper Conglomerate exposures has shown that mineralization extends to the surface and new exploration targets for drilling exist beneath these anomalies providing medium and long term growth opportunities.

The goals of ore delineation for mining purposes are being accomplished, with current developed mineral reserves approximating 6 months of production. The goal is to ultimately reach greater than 12 months of developed mineral reserves ahead of production. Exploration will now add mineral resource growth to the list of goals, and will be testing and expanding the margins of known deposits, and developing new targets for long term sustainability and growth.

Cerro Moro, Argentina

The 2016 exploration program at Cerro Moro continued to be focused on discovering new high-grade structures and expanding the current indicated mineral resources. The 2016 program at Cerro Moro was budgeted to complete a total of approximately 16,000 metres of drilling.

During the fourth quarter, the infill and exploration drill programs completed 1,839 metres distributed in 6 holes bringing the year end totals to 13,844 metres distributed in 66 holes. The fourth quarter program focused on infill drilling at Zoe and exploration drilling at the Tres Lomas target, 2 kilometres to the south of Zoe. Quarterly and year results are positive, and are expected to add new mineral resource ounces at Zoe, Escondida Far West, West and Central, and at the Gabriela deposit in the future. Drilling results show that several ore shoots in the Escondida and Zoe systems remain open to depth providing areas to test in 2017 and beyond to provide mineral resource and future mineral reserve growth opportunities. Surface properties explorations are adding new areas to the target inventory for future growth within the core mine deposits. A more robust exploration budget is expected for 2017 to test and develop the new areas and complete additional infill and extension drilling surrounding the known mineral reserves.

The substantial infill drilling program was run to confirm previously determined indicated mineral resources with tighter spaced drilling. The infill program was successful in confirming those mineral resources and has the impact of de-risking the project and the startup risk of the mine.

Canadian Malartic Corporation, Canada

As 50-50 partners in the Canadian Malartic Corporation, Yamana and Agnico jointly explore the Malartic, Kirkland Lake, Hammond Reef, Pandora, and the Wood-Pandora properties. The 2016 exploration program focused on underground and surface exploration at Pandora for Lapa style mineral bodies, and upgrading the known Odyssey mineral deposit at the Canadian Malartic mine to inferred mineral resources. At Odyssey, the 2016 program was budgeted to complete approximately 95,000 metres of drilling. At Pandora, the 2016 program was budgeted to extend the exploration tunnel while drilling the near surface and deeper underground accessible targets until the third quarter when the Lapa mine's operations are schedule to shut down.

During the fourth quarter, a total of 25,223 metres distributed in 42 diamond drill holes were completed at Odyssey, bringing the year to date total to 119,393 metres completed in 155 holes. The Odyssey North mineral body is defined between 600 metres and 1,300 metres beneath the surface, with mineralization focused along the Sladen Fault structural contact between Porphyry #12 and the mafic to ultramafic volcanics of the Piche group. The Odyssey South mineral body is found along the structural contact of Porphyry #12 and the graywacke sediments of the Pontiac Group. Mineralization occurs mainly within the fractured margin of the #12 porphyry. Drilling during the fourth quarter continued to focus on mineral resource upgrade of the North and South mineral bodies and added a program to specifically test the proposed north to south

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trending higher grade cross structures. Assay results from the North and South deposits are in line with expectations and multiple intercepts returned from the internal cross cutting structural zones present a more complex geologic picture than envisioned and will require further interpretation and drilling to best understand the continuity. All data generated at Odyssey was compiled and resulted in its maiden inferred mineral resource categorization.

At Pandora, a total of 2,086 metres distributed in 3 diamond drill holes were completed in the fourth quarter bringing the year to date totals to 24,496 metres completed in 39 holes for the surface and underground based programs. Encouraging results from the underground program received during November supported drilling of two additional holes during December to establish mineral continuity. Final results are pending.

At Kirkland Lake, ground investigations surrounding the Upper Beaver deposit have developed numerous anomalous surface exposures of magnetite-quartz vein material similar to those that host mineralization at Upper Beaver. Work during the fourth quarter included collection of induced polarization, walking magnetics, VLF-EM survey data to the southeast of the Upper Beaver deposit and elsewhere on the Kirkland Lake property, gathering of hydrologic data to support the Pre-feasibility study of Upper Beaver and a review of the Anoki McBean deposit remaining mineral resources. The 2017 budget proposal includes funding to drill test these and other targets on the greater Kirkland Lake property. The updated Amalgamated Kirkland geologic and mineral models have identified opportunities for growth both along strike and down dip of the currently identified mineral bodies.

Monument Bay, Canada

The Monument Bay Project hosts an indicated mineral resource of 1.787 million ounces of gold contained in 36.58 million tonnes at a grade of 1.52 g/t Au and an inferred mineral resource of 1.781 million ounces of gold contained in 41.97 million tonnes at an average grade of 1.32 g/t Au. The Monument Bay deposits are hosted in the Stull Lake Greenstone Belt comprised by three volcanic assemblages, ranging in age from 2.85 to 2.71 Ga. Gold and tungsten mineralization occurs along the steeply north dipping Twin Lakes Shear Zone and the AZ Sheer Zone.

The 2016 exploration program with a budget of $6.0 million has focused on improving the drill density within the high-grade mineralized shoots on the eastern portion of the Twin Lakes deposit. The drill programs at Monument Bay are executed in the first 3 to 4 months of the year and following a 2 to 3 month camp shutdown due to the change from winter to summer conditions, further drilling is completed. The summer drill program began mid-August and continued into late October during 2016. The drill program focused on the central portions of the Twin Lakes deposit with the objective of defining and extending the high-grade mineral bodies and conversion of uncategorized mineral bodies. The program completed 7,763 metres distributed in 16 holes during the quarter and completed 15,356 metres distributed in 43 drill holes during 2016. Assay results for both objectives are in line with expectations, establishing continuity to the high-grade mineral shoots and providing important data to model the bulk lower grade zones that envelop the high-grade shoots.

The results of the 2016 program are being processed and added to the mineral model for the property. A more wholesome update will be completed following the winter 2017 program.

Brio Gold Exploration

The 2016 exploration program at Brio Gold was primarily focused on infill and mineral resource expansion drilling in support of operations at Pilar and Fazenda Brasileiro. Brio Gold commenced exploration activities at Riacho dos Machados ("RDM") following its acquisition in April 2016, which also focused on in-mine drilling. The drilling program in 2016 at C1 Santa Luz was conducted to further delineate grade and geo-metallurgical zones for the technical work to support the re-commissioning of the mine and subsequent development work.

Pilar, Brazil

At Pilar, Brio Gold completed 63,140 metres of exploration drilling from the surface along with 3,340 metres of mine operations drilling from underground. Infill drilling at Pilar continued to demonstrate the continuity of the Pilar mineral resource down-dip and along strike, further expanding the mineral resources at the mine. Surface exploration drilling and underground development progressed along strike to the southeast, extending beyond a major fault zone, to allow for production on the other side.

Exploration continued in support of operations at the Maria Lazarus satellite mine. Drilling was conducted from both the surface, 12,390 metres, and from underground, 505 metres, further extending the Maria Lazara mineralized zone. In addition, exploration was conducted at the potential open-pit, Tres Buracos, which is 5 kilometers north of the Pilar underground operation, with 6,250 metres drilled. In-fill drilling expended the limits of the deposit as well as was used to update mine planning for the economic evaluation of the deposit.

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Drilling during 2017 is planned to be about 55,000 metres, along with underground development specifically to establish drill stations at Maria Lazara. Exploration is expected to be conducted at Pilar, Maria Lazara, Tres Buracos, as well as other near-mine targets.

Fazenda Brasileiro, Brazil

At Fazenda Brasileiro, Brio Gold completed a large exploration program in 2016, having drilled approximately 95,170 metres. Drilling focused on the expansion of mineral resources and on the conversion and replacement of the mineral reserve base. Exploration successfully expanded the mineral resources to replace 2016 production as well as provide for additional future mineral resources. Drilling of the main mineralized horizons, CLX1 and CLX2, was successful at extending mineralized zones, especially in the C-Ramp, E-Ramp, and G-Ramp areas. Drilling was also conducted at the Lago do Gato target to in-fill holes in advance of planned open-pit production.

Drilling continued to discover mineralization in the Canto Sequence, a relatively unexplored mineralized horizon directly below the main mining horizons. Canto mineralization, originally identified in the E388 part of the mine, was significantly expanded by positive results from the E388, C32GPE, and C52E15 areas, demonstrating the significance of the Canto horizon to the longevity of the MFB mine life. Surface drilling of the Canto 1 and Canto 2 open pit areas, resulted in good results for potentially extending these pits downward and/or extending the underground Canto mineralization upward.

During 2016, 2,716 metres of surface drilling was conducted to test potential near-mine targets, 5 to 10 kilometres northeast of the Fazenda Brasileiro mine. Mineralization was intercepted at the Papagaio and Raminhos targets and further follow-up work is needed.

The 2017 exploration program is planned to include approximately 60,000 metres of drilling, targeted at the Canto Zone and other high potential areas, near surface and existing infrastructure with mineral resource conversion and production will be the focus.

RDM, Brazil

Following the acquisition of Mineração Riacho dos Machados from Carpathian Gold in early 2016, a transition process began to incorporate this active gold open-pit operation into the Brio Gold organization. As part of this process, a program of reverse circulation drilling, as well as core drilling was conducted through December 2016. Reverse circulation drilling of 3,630 metres was conducted to support short to mid-range mine planning. Core drilling of 2,033 metres was conducted to support mineral resource modelling and long-range mine planning. Both sets of information will be used for the update of mineral resources and mineral reserves planned for early 2017.

In 2017, a drilling program is planned to explore the deeper underground potential that has been identified at the mine. Current plans include approximately 6,000 metres of drilling to confirm the down-dip extensions and to support a follow-up program of in-fill drilling of this potential underground target.

C1 Santa Luz, Brazil

During early 2016, an infill drilling program was completed at C1 Santa Luz to support the work for the technical report for the re-commissioning of the mine. From October 2015 to April 2016, Brio Gold completed over 16,420 metres with the objective of obtaining samples to characterize the geo-metallurgy of the mineralization, as well as obtain geotechnical information for pit slope design. The results were incorporated into a new mineral resource model that formed the basis for the updated mineral resources and mineral reserves presented in the September 2016 Technical Report. Significant results included the spatial delineation and metallurgical characterization of a carbonaceous host unit and a dacite host unit.

Based on observations from the mid-2016 mineral resource model, a subsequent drilling program was started in December 2016 to infill remaining drill-hole data gaps and to locally provide better control in the modelling of high-grade mineralization. This 3,900-metre drilling program is expected to be completed by the end of the first quarter of 2017.

8.    MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination

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of mineral reserves and mineral resources. This includes a requirement that a “qualified person” (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources reports. The Company's mineral reserve and mineral resource reports are reviewed by William Wulftange, Senior Vice President Exploration, who is a qualified person.

Total proven and probable mineral reserves as at December 31, 2016 were 14.3 million ounces of gold, excluding the Brio Gold mineral reserves attributable to Yamana equity holders, compared to 14.8 million ounces of gold in 2015. In 2016, a total of 1.3 million contained ounces of gold was extracted through production (representing a post recovery production of 1.0 million ounces of gold, excluding Brio Gold). Proven and probable mineral reserves decreased marginally by 3.8%, representing the depletion in excess of mineral reserves additions during the year notably at Upper Beaver. Silver mineral reserves were 80.7 million ounces, representing a 14.5% decrease from the 2015 level predominantly driven by silver production in the year and more stringent operational and economic parameters for the determination of the ability to mine the mineral reserves resulting from the revised mine plan that addresses the narrow vein configuration of the mine. Copper mineral reserves were 3.27 billion pounds, a result of mine depletion, offset by a reclassification from mineral resources.

Total measured and indicated mineral resources as at December 31, 2016 were 19.5 million ounces of gold. The decrease in measured and indicated mineral resources was mainly due to the decrease at Gualcamayo as a result of the exclusion of selective mining units due to the more restrictive cutoff parameters being used in establishing measured and indicated mineral resource estimates. Total measured and indicated mineral resources for silver were 54.6 million ounces with a decrease at El Peñón due to the result of the depletion of the model using the excavation models for 2016. Total measured and indicated mineral resources for copper were 666 million pounds, relatively unchanged from 2015. Total inferred mineral resources as at December 31, 2016 were 12.8 million ounces of gold, 75.7 million ounces of silver and 533 million pounds of copper. An increase in mineral resources for gold reflected the addition of the maiden inferred mineral resource at Odyssey of Canadian Malartic and increase at the Anoki-McBean property, Cerro Condor, Potenciales and Las Vacas at Gualcamayo and Sucupira.

Assumptions for metal prices used in the estimates of mineral reserves and mineral resources include the following operating mines and development project. For details, refer to the mineral reserve and mineral resource tables contained in the Company's 2016 annual report.

	Gold	Silver	Copper
Chapada	$1,150	$18.00	$3.00
El Peñón	$1,150	$18.00	n/a
Canadian Malartic (50%)	$1,200	n/a	n/a
Gualcamayo	$1,200	n/a	n/a
Minera Florida	$1,200	$19.00	n/a
Jacobina	$950	n/a	n/a
Cerro Moro	$950	$18.00	n/a

The Company's mineral reserves and mineral resources as at December 31, 2016 are summarized in the following tables. Complete information relating to mineral reserves and mineral resources indicating a complete listing of metal-price assumptions, tonnage, grade and recoveries is contained in a complete mineral resource and mineral reserve table accompanying the 2016 annual report available on the Company's website, www.yamana.com.

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Yamana, excluding Brio Gold

Mineral Reserves & Mineral Resources Estimates (i)	Contained Gold		Contained Silver		Contained Copper
Proven & Probable Mineral Reserves	(in 000's ounces)		(in 000's ounces)		(in million pounds)
	2016	2015	2016	2015	2016	2015
Chapada	4,081	4,118	—	—	3,248	3,033
El Peñón	1,053	1,456	36,109	49,765	—	—
Canadian Malartic (50%)	3,548	3,863	—	—	—	—
Gualcamayo	754	967	—	—	—	—
Minera Florida	468	596	3,458	3,860	—	—
Jacobina	1,885	1,995	—	—	—	—
Cerro Moro	715	715	40,723	40,723	—	—
Jeronimo (57%)	1,082	1,082	—	—	—	—
Upper Beaver (50%)	698	—	—	—	22	—
Total Proven & Probable Mineral Reserves	14,284	14,792	80,290	94,348	3,270	3,033

Mineral Reserves & Mineral Resources Estimates (i)	Contained Gold		Contained Silver		Contained Copper
Measured & Indicated Mineral Resources	(in 000's ounces)		(in 000's ounces)		(in million pounds)
	2016	2015	2016	2015	2016	2015
Chapada	1,889	2,037	3,775	3,775	660	838
El Peñón	628	905	21,484	26,982	—	—
Canadian Malartic (50%)	644	625	—	—	—	—
Gualcamayo	2,815	4,451	—	—	—	—
Minera Florida	909	867	5,510	4,952	—	—
Jacobina	2,637	2,575	—	—	—	—
Cerro Moro	238	238	20,313	20,313	—	—
Jeronimo (57%)	139	139	—	—	—	—
La Pepa	2,760	2,760	—	—	—	—
Suyai	2,286	2,286	3,523	3,523	—	—
Monument Bay	1,787	1,787	—	—	—	—
Hammond Reef (50%)	2,251	2,251	—	—	—	—
Upper Beaver (50%)	202	900	—	—	6	34
Amalgamated Kirkland (50%)	133	133	—	—	—	—
Anoki-McBean (50%)	160	—	—	—	—	—
Total Measured & Indicated Mineral Resources	19,478	21,954	54,605	59,545	666	872

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Mineral Reserves & Mineral Resources Estimates (i)	Contained Gold		Contained Silver		Contained Copper
Inferred Mineral Resources	(in 000's ounces)		(in 000's ounces)		(in million pounds)
	2016	2015	2016	2015	2016	2015
Chapada	870	972	982	982	514	678
El Peñón	1,413	1,519	54,025	58,073	—	—
Canadian Malartic (50%)	215	213	—	—	—	—
Odyssey (50%)	714	0	—	—	—	—
Gualcamayo	1,656	1,543	—	—	—	—
Minera Florida	1,012	933	5,704	5,050	—	—
Jacobina	1,549	1,549	—	—	—	—
Cerro Moro	279	279	14,415	14,415	—	—
Jeronimo (57%)	161	161	—	—	—	—
La Pepa	620	620	—	—	—	—
Lavra Velha	543	543	—	—	—	—
Arco Sul	646	646	—	—	—	—
Suyai	274	274	575	575	—	—
Monument Bay	1,781	1,781	—	—	—	—
Hammond Reef (50%)	6	6	—	—	—	—
Upper Beaver (50%)	708	658	—	—	19	32
Amalgamated Kirkland (50%)	203	203	—	—	—	—
Anoki-McBean (50%)	191	—	—	—	—	—
Total Inferred Mineral Resources	12,841	11,900	75,701	79,095	533	710

Brio Gold (Attributable to Yamana Equity Holders 84.6%) (i)

Mineral Reserves & Mineral Resources Estimates (ii) (Contained Gold in 000's ounces)	Proven & Probable Mineral Reserves		Measured & Indicated Mineral Resources		Inferred Mineral Resources
	2016	2015	2016	2015	2016	2015
Brio Gold Inc.	2,327	621	1,633	1,901	2,194	2,602

(i)
Pilar, Fazenda Brasileiro, RDM and C1 Santa Luz are held within Brio Gold. Currently, C1 Santa Luz is on care and maintenance. Disclosures of current and prior year mineral reserves and mineral resources have been adjusted to reflect the Company's interest of 84.6% in Brio Gold.

(ii)	Refer to the complete Mineral Reserves & Mineral Resources tables in the Company's 2016 Annual Report. Numbers may not add due to rounding.

Further information by mine is detailed below.

Canadian Malartic including Odyssey, Canada (50%)

At Canadian Malartic, Yamana's 50% share of mineral reserves were 3.5 million ounces of gold contained in 102 million tonnes of ore at 1.08 g/t. Measured and indicated mineral resources were 644,000 ounces of gold contained in 13 million tonnes of ore at 1.53 g/t of gold. Inferred mineral resources of 929,000 ounces of gold, including Odyssey, contained in 15 million tonnes of ore at 1.93 g/t gold.

The Odyssey exploration program was successful and its mineral deposit now has an inferred mineral resource classification of 714,000 ounces contained in 10 million tonnes of ore at 2.15 g/t gold, calculated at a cut-off grade of 1.0 g/t of gold. These calculations are based on the Odyssey deposit potential for a bulk tonnage underground mining operation.

The decrease in mineral reserves, compared to prior year, was principally due to mining extraction and production in 2016 which totalled 292,514 ounces of gold which represented record production partly offset by estimates established on the new economic parameters.

The 2016 exploration program focused on underground and surface exploration at Pandora for Lapa style mineral bodies, and upgrading the known Odyssey mineral deposit at the Canadian Malartic mine to inferred mineral resources.

Drilling during the fourth quarter continued to focus on mineral resource upgrade of the Odyssey North and South mineral bodies and added a program to specifically test the proposed north to south trending higher grade cross structures. Assay results from the North and South deposits

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are in line with expectations and multiple intercepts returned from the internal cross cutting structural zones present a more complex geologic picture than envisioned and will require further interpretation and drilling to best understand the continuity.

El Peñón, Chile

Gold mineral reserves were approximately 1.1 million ounces and silver mineral reserves were approximately 36.1 million ounces, contained in 6.5 million tonnes of ore at 5.02 g/t of gold and 172.4 g/t of silver. Gold and silver mineral reserves decreased as the result of depletion of the mine for the year (resulting from post-recovery production of 220,209 ounces of gold and approximately 6.0 million ounces of silver) and above plan internal waste encountered during the year in ultra-narrow veins and secondary vein zones, particularly in the third and fourth quarters.  The decrease is also attributable to a more stringent criteria for incremental ore and mineral reserves category definition in light of the revised mine plan that addresses the current configuration of the vein zones and improve the reliability of the mineral reserves.

Measured and indicated mineral resources were 628,000 ounces of gold and 21.5 million ounces of silver contained in 3.2 million tonnes of ore at 6.1 g/t of gold and 208.7 g/t of silver.  Lower gold and silver measured and indicated remaining mineral resources were the result of the depletion of the model using the excavation models for 2016.  Inferred mineral resources of 1.4 million ounces of gold and 54.0 million ounces of silver contained in 6.4 million tonnes of ore at 6.90 g/t gold and 263.7 g/t silver.

The initial 2016 exploration program’s main goal was to find another principle structure similar to Quebrada Orito, Quebrada Colorada or Bonanza. The primary targets in the northern and southern blocks of the property returned mixed results, with several narrow yet high-grade intercepts indicating the continuation of the mineral system at both extents of the property. One area of promising success was the identification of existing high-grade moderate-width intercepts beneath the Quebrada Colorada and Providencia structures that are open to depth and along strike. Also during 2016, the exploration and infill programs have tested north-south and north-west trending structures that are parallel to the main structural trends. In many cases, narrow yet high-grade gold and silver intercepts were located, but given the current mining extraction protocols, excessive excavation would over dilute the high-grade zones rendering them sub-economic. The Company has successfully developed narrow-vein mining techniques during the third and fourth quarters that will allow for economic extraction of many of the narrower yet high-grade intervals being generated through careful and well planned exploration of the core mine vein systems. The district exploration program conducted field examinations of district and regional targets during the fourth quarter to develop and prioritize the best targets to develop and drill test during 2017.

Chapada, Brazil

Gold mineral reserves were approximately 4.1 million ounces contained in 618 million tonnes at 0.21 g/t of gold, representing a small decline over the prior year as the result of mine depletion offset by new mineral reserves. Gold measured and indicated mineral resources were 1.9 million ounces contained in 215 million tonnes of ore at 0.27 g/t, lower by 7% from the prior year. Gold inferred mineral resources were 0.9 million ounces contained in 99 million tonnes of ore at 0.27 g/t of gold. Mineral reserves and mineral resources for gold remained relatively constant over the prior year, impacted predominantly by depletion.

Copper mineral reserves were approximately 3.25 billion pounds contained in 559 million tonnes of ore at 0.26% of copper. Copper measured and indicated mineral resources were 660 million million pounds contained in 125 million tonnes of ore at 0.24% of copper. Copper inferred mineral resources increased by 40% to 514 million million pounds, contained in 71 million tonnes of ore at 0.33% of copper. Higher mineral reserves compared to 2015 was the result of reclassification from mineral resources, which more than offset the current year depletion. Mineral reserves and mineral resources for copper remained relatively constant over the prior year, impacted predominantly by depletion.

The near mine program was focused and successful on defining and expanding the Sucupira mineral resource immediately adjacent to the main Chapada pit, testing and developing an IP anomaly immediately beneath the pit and testing for extensions of the oxide mineral envelopes at Suruca and Hidrothermalito. The core mine exploration program has identified a continuous, low to moderate grade copper and gold unclassified mineral body above and immediately north of the Sucupira mineral body that is under review by mine geologists and engineers for further work. The core mine infill program is concentrating on providing increased grade definition of the ore zones. Results are encouraging from all programs. The District exploration program at Chapada is targeting the discovery of new deposits within the extensive concession holdings surrounding the Chapada deposit and exploring holdings distal to the Chapada Mine which present similar geologic, geochemical and geophysical characteristics within the Mara Rosa Greenstone Belt. Drilling during the second half of 2016 identified a second east to west trending disseminated copper and gold deposit with grades and alteration similar to those found within the Chapada main pit. Results to date are impressive and indicate that further drilling is required to define the extent of mineralization.

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Gualcamayo, Argentina

Gold mineral reserves were 754,000 ounces contained in 18 million tonnes of ore at 1.29 g/t of gold. Gold measured and indicated mineral resources were 2.8 million ounces contained in 47 million tonnes of ore at 1.88 g/t of gold. Inferred mineral resources of 1.7 million ounces of gold contained in 26 million tonnes of ore at 1.97 g/t gold.

Decrease in the proven and probable mineral reserve categories was mainly due to depletion, a marginal reclassification of mineral reserves to mineral resources and more stringent parameters. Lower measured and indicated mineral resources was the result of the more restrictive cutoff parameters being used in establishing measured and indicated mineral resource estimates. The increase in inferred mineral resources results from the successful exploration at Cerro Condor, Potenciales and Las Vacas.

Exploration drilling that commenced in late 2015 to discover and develop new oxide ounces amenable to current heap leach processing technology continued into early 2016. The program focused on near-mine targets and included the collection of 10-metre channel samples for geochemical analysis. Very positive results were returned from two areas immediately adjacent to the current open pit. Results for Cerro Condor, Potenciales and Las Vacas near surface continue to support resource growth of these near mine target areas. A 2.7-kilometre access road from Las Vacas to the near mine Quebrada de Rodado area was completed and sampled during the quarter, exposing new geologic and geochemical targets to be drill tested in early 2017. The district mapping and sampling program collected 2,699 samples during 2016. These results will be compiled along with geophysical and remote sensing data to identify and rank targets for additional ground work and eventual drill programs in 2017 and 2018. An updated mineral resource and mineral reserve calculation from the new discoveries will be completed in the first quarter of 2017.

Jacobina, Brazil

Gold mineral reserves were approximately 1.9 million ounces contained in 20.6 million tonnes of ore at a grade of 2.85 g/t of gold. Gold measured and indicated mineral resources were 2.6 million ounces contained in 33.5 million tonnes of ore at a grade of 2.45 g/t of gold. Inferred mineral resources were 1.5 million ounces contained in 15.4 million tonnes of ore at an average grade of 3.14 g/t of gold. Mineral reserves and mineral resources remained relatively unchanged for the year with the decrease in mineral reserves resulting from depletion of the mine being offset by an increase in measured and indicated mineral resources

The exploration program tested targets at Morro do Vento during the fourth quarter extending local mineral envelopes whilst limiting others. Drill testing of the Canavieiras Sul deposit in the second half of the year has shown promise for adding new ounces nearer to the surface in the upper portions of the deposit during 2017 which could provide short and medium term growth opportunities. Surface chip sampling of the Upper Conglomerate exposures has shown that mineralization extends to the surface and new exploration targets for drilling exist beneath these anomalies providing medium and long term growth opportunities. The goals of ore delineation for mining purposes are being accomplished, with current developed mineral reserves approximating 6 months of production. The goal is to ultimately reach greater than 12 months of developed mineral reserves ahead of production. Exploration will now add mineral resource growth to the list of goals, and will be testing and expanding the margins of known deposits, and developing new targets for long term sustainability and growth.

Minera Florida, Chile

Gold mineral reserves were approximately 468,000 thousand ounces and silver mineral reserves were approximately 3.5 million ounces, contained in 5.3 million tonnes of ore at 2.77 g/t of gold and 20.5 g/t of silver, after production of 104,312 ounces of gold and 429,048 ounces of silver. Gold and silver mineral reserves decreased as the result of depletion of the mine for the year.

Gold and silver mineral resources in the measured and indicated categories increased slightly to 909,000 thousand ounces gold and 5.5 million ounces silver contained in 5.3 million tonnes of ore at 5.32 g/t gold and 32.3 g/t silver. Inferred mineral resources of 1,012,000 ounces gold and 5.7 million ounces silver contained in 5.9 million tonnes of ore at 5.50 g/t gold and 29.7 g/t silver.

At Minera Florida, exploration activities in 2016 changed from a focus of infill and reserve replacement in 2015 to a focus of mineral resource discovery and growth. During 2016, the Company completed 28,362 metres distributed in 104 holes. Results are in-line with expectation, encountering reserve grade intercepts over potentially mineable widths adjacent to the developed ore bodies. The Company has demonstrated that fault offset targets of important ore bodies found within the core mine complex are present east of the Maqui Fault, and that new extensions within the core mine complex will continue to provide growth of mineral resources and mineral reserves.

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The Company has completed the consolidation of the Minera Florida mine concessions surrounding the core mine area, including Mila, Volga, Irina and other concessions that total more than 3,100 hectares. The consolidation of land gives the Company control of the majority of the Florida mineral district and provides access to previously unexplored ground immediately south and southeast of the productive mine area where geologists worked during the quarter to map, sample and identify targets for drill testing. One target developed near the core mine deposits as part of the district exploration program was drill tested mid quarter and returned very encouraging results. The second hole in the Las Pataguas target returned 16 metres of 7.77 g/t Au including 6.6 metres of 13.4 g/t. Follow-up drill testing is on-going and expected to confirm and extend this new target. Geologists are continuing to map, sample and identify further targets for drill testing in 2017.

Cerro Moro, Argentina

At Cerro Moro, gold and silver mineral reserves were unchanged at 715,000 ounces gold and 40.7 million ounces of silver, contained in 2 million tonnes of ore at a grade of 11.38 g/t gold and 648.3 g/t silver. Gold and silver mineral resources in the measured and indicated categories were unchanged at 238,000 ounces gold and 20.3 million ounces silver contained in 3.3 million tonnes of ore at 2.23 g/t gold and 190.3 g/t silver. Inferred mineral resources of 279,000 ounces of gold and 14.4 million ounces of silver contained in 4.4 million tonnes of ore at 1.96 g/t gold and 101.3 g/t silver in the periphery of the main deposits, unchanged from 2015.

A substantial infill drilling program was run in 2016 to confirm previously determined indicated mineral resources with tighter spaced drilling. Currently, the infill program results are being modeled and early reviews suggest the exercise was successful in confirming those mineral resources and has the impact of de-risking the project and the startup risk of the mine. Engineering studies are continuing, and the mineral resource model zones are being updated to new drilling and some new geological interpretation. The fourth quarter program focused on infill drilling at Zoe and exploration drilling at the Tres Lomas target, 2 kilometres to the south of Zoe. Quarterly and year results are positive, and are expected to add mineral resource ounces at Zoe, Escondida Far West, West and Central, and at the Gabriela deposit in the future. The increased spend in 2017 is focused on expanding mineral resources to ensure an extension of mine life and an increase in the value of the mine.

Kirkland Lake - Upper Beaver and Anoki-McBean, Canada (50%)

In the current year, 698,000 ounces of gold of mineral resources at Upper Beaver were upgraded to mineral reserves, while the Anoki-McBean target has a newly classified inferred mineral resource of 191,000 ounces.

At Kirkland Lake, ground investigations surrounding the Upper Beaver deposit have developed numerous anomalous surface exposures of magnetite-quartz vein material similar to those that host mineralization at Upper Beaver. Work during the fourth quarter included collection of induced polarization, walking magnetics, VLF-EM survey data to the southeast of the Upper Beaver deposit and elsewhere on the Kirkland Lake property, gathering of hydrologic data to support the Pre-feasibility study of Upper Beaver and a review of the Anoki McBean deposit remaining resources.

The Anoki McBean property forms part of the Kirkland Lake Project and is located in the south central region of the Gauthier Township in northeastern Ontario. Micon International Limited was retained to provide an updated mineral resource estimate and technical report for the property. The study includes the addition of 39 infill holes and a complete re-interpretation of geology, structure and mineralization to supersede the last mineral resource estimate completed in January 2010. The dominant geologic feature on the property is the Larder-Cadillac Break ("LCB"), which occurs as a 30 to100-metre wide package of highly sheared and deformed rocks. The McBean deposit is totally contained within the LCB deformation corridor of sheared Lower Tisdale assemblage. The gold mineralization and accompanying alteration associated with the Anoki and McBean deposits are structurally controlled and related to the LCB deformation zone. The combined Anoki-McBean mineral resource is already developed by ramp, several shafts, underground levels and an open pit. Both deposits remain open at depth (down-plunge) and along strike.

The 2017 budget proposal includes funding to drill test these and other targets on the greater Kirkland Lake property. The updated Amalgamated Kirkland geologic and mineral models have identified opportunities for growth both along strike and down dip of the currently identified mineral bodies.

Brio Gold Mines, Brazil (84.6%)

Gold mineral reserves were approximately 2.3 million ounces contained in 51 million tonnes of ore at a grade of 1.41 g/t of gold. Gold measured and indicated mineral resources were 1.6 million ounces contained in 25 million tonnes of ore at a grade of 2.00 g/t of gold. Inferred mineral

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resources were 2.2 million ounces contained in 27 million tonnes of ore at an average grade of 2.56 g/t of gold. The increase in mineral reserves was mainly attributable to mine depletion , which was more than offset by the addition from the acquisition of RDM and the reclassification of certain C1 Santa Luz mineral resources to mineral reserves. Mineral resources were lower as the result the aforementioned reclassification to the mineral reserve categories and partly offset by new discoveries.

9.    LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL COMMITMENTS

LIQUIDITY

The Company continues to focus on containing costs to maximize available cash to fund planned growth, development activities, expenditures and commitments. Management is of the view that planned growth, development activities, expenditures and commitments will be sufficiently funded by current working capital, future operating cash flows and available credit facilities.

As of December 31, 2016, the financial resources available to the Company in meeting its financial obligations include undrawn revolving facility of $883.8 million and positive working capital of $77.3 million. In addition, as a low-cost precious metal producer, the Company has had uninterrupted positive cash flows from operations even during the time when precious metal prices were below cycle norm in the past 2 years. For the year ended December 31, 2016, cash flows from operating activities from continuing operations were $651.9 million, increased by 24% from the same period of 2015, and it is expected to remain positive and incremental in the foreseeable future. The Company’s near-term financial obligations include repayment obligation of long-term debt of $127.3 million in 2017 and 2018, construction and service contract commitments and operating leases of $314.3 million and sustaining capital expenditures of approximately $204.0 million within the next 12 months. The Company’s expansionary and exploration capital expenditures are discretionary which allow management a reasonable degree of flexibility in managing its financial resources. Based on its current credit rating, the Company expects that it can refinance the existing long-term debts in similar or more favourable terms to support the execution of the Company's business strategy. Further information with regards to ongoing sustaining capital expenditures, and commitments by year can be found in this note.

The Company's continuous commitment to balance sheet and cost improvement will further strengthen its financial position, and is highlighted by the following initiatives in 2016:

•The Brio Gold purchase rights offering, closed in late December, generated proceeds of $40.7 million;

•	Monetization of the Mercedes mine for $122.5 million in cash plus equity securities and NSR for an additional value of $23.2 million on close of the transaction;

•	Further cash generative consideration from the Mercedes sale of VAT recoveries received in excess of $15.5 million gross, or $12.4 million net of tax on proceeds;
•Monetization of the share purchase warrants to purchase 15 million shares of Sandstorm Gold Ltd for proceeds of $33.6 million;
•Early repayment of senior debt notes of $17.8 million;
•Scheduled repayment of senior debt notes of $73.5 million, and
•Repayment of revolver debt, net of draw, of $70.0 million.

The following is a summary of liquidity and capital resources balances:

As at December 31, (In millions of US Dollars)	2016	2015
Cash	$97.4	$119.9
Trade and other receivables	$36.6	$45.9
Long term debt (excluding current portion)	$1,573.8	$1,676.7
Working capital (i)	$77.3	$106.9

(i)	Working capital is defined as the excess of current assets over current liabilities which includes the current portion of long term debt.

Cash and cash equivalents were $97.4 million as at December 31, 2016 compared to $119.9 million as at December 31, 2015.  Cash and cash equivalents were comprised of cash in bank and bank term deposits. The sources and uses of cash and cash equivalent during the year are explained below. Working capital was $77.3 million as at December 31, 2016, compared to $106.9 million as at December 31, 2015.

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The following table summarizes cash inflows and outflows:

For the years ended December 31, (In millions of Dollars)	2016	2015
Cash flows from operating activities from continuing operations	$651.9	$514.0
Cash flows from operating activities before changes in working capital (i)	$626.6	$654.8
Cash flows used in financing activities from continuing operations	$(308.2)	$(204.6)
Cash flows used in investing activities from continuing operations	$(367.0)	$(367.2)

(i)	A cautionary note regarding non-GAAP measures and additional line items or subtotals in financial statements is included in Section 14 of this Management’s Discussion and Analysis.

CASH FLOWS FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS

Cash flows from operating activities from continuing operations for the year ended December 31, 2016 were $651.9 million, compared to $514.0 million for the year ended December 31, 2015. Cash flows from operating activities before net change in working capital (a non-GAAP measure, see Section 14) for the year ended December 31, 2016 were $626.6 million, compared to $654.8 million generated for the same period of 2015. Cash flows from operating activities for the period include $64.0 million received as an advance payment on the metal agreements with Altius and Sandstorm, compared to $148.0 received in 2015 associated with Sandstorm. Cash flows from operating activities were impacted by the absence of cash distributions from Alumbrera for the year, compared to $17.5 million for the year ended December 31, 2015.

Net change in working capital for the year ended December 31, 2016 was cash inflows of $25.3 million, compared to outflows of $140.8 million for the year ended December 31, 2015. The large outflows in working capital in 2015 reflected a reduction in trade payables, repayments of accounts receivable financing credits and repayment of loans from Alumbrera, with no current period comparatives.

The Company's cash flows from operating activities are expected to remain positive and increase organically, subject to prevailing prices of gold, silver and copper, in 2017. Refer to Section 11: Economic Trends, Business Risks and Contractual Commitments for a detailed discussion of market price risk.

CASH FLOWS FROM FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

Cash flows used in financing activities of continuing operations were $308.2 million for the year ended December 31, 2016, compared to outflows of $204.6 million in year ended December 31, 2015.

Cash flows used in financing activities in 2016 depict a larger cash outflow, the result of the proceeds from common shares offering of $228.2 million received in 2015 with no comparative in 2016. This was partially offset by the fact that in 2016 the Company had lower debt repayments, interest, finance expense and dividends paid, compared to 2015.

Total debt was $1.59 billion as at December 31, 2016, compared to $1.77 billion as at December 31, 2015. Net debt (a non-GAAP financial measure, see Section 14) as at December 31, 2016 was $1.50 billion, decreasing by 10%, compared to $1.65 billion as at December 31, 2015. The Company continues its effort to further reduce its net debt to further strengthen and sustain a robust financial position.

The principal repayment schedule of senior debt notes to be repaid in the next five years is as follows:

(In millions of US Dollars)	2017	2018	2019	2020	2021
Senior debt notes	—	110.0	181.5	85.0	120.0

The balance of senior debt notes of $1.09 billion is due in or after 2022.

The Company has a revolving credit facility with a maturity date of 2021. The Company will, from time to time, repay balances outstanding on its revolving credit with operating cash flow and cash flow from other sources. Additionally, the Company intends to renew the credit facility either before or upon maturity in 2021.

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CASH FLOWS USED IN INVESTING ACTIVITIES FROM CONTINUING OPERATIONS

Cash outflows used in investing activities from continuing operations were $367.0 million for the year ended December 31, 2016, compared to cash outflows of $367.2 million for the year ended December 31, 2015. Cash flows from investing activities included proceeds from sale of the Mexican operations, 15% of the Company's interest in Brio, share purchase warrants from Sandstorm and other assets for $212.3 million for the year ended December 31, 2016, compared to cash inflows of $18.6 million from sale of bonds. Cash used in capital expenditures and acquisition of assets was $540.4 million for the year ended December 31, 2016, compared to $353.8 million for the year ended December 31, 2015. Cash used in settlement of derivative contracts was $7.6 million for the year ended December 31 2016, compared to $23.7 million for the year 2015.

Capital expenditures including sustaining, expansionary and capitalized exploration and evaluation for the year ended December 31, 2016, were $495.4 million, compared to capital expenditures of $353.8 million for the year ended December 31, 2015. These expenditures were incurred as follows:

For the years ended December 31, (In millions of US Dollars)	Sustaining & other	Expansionary	Exploration	2016	2015
Chapada	$61.2	$16.8	$4.6	$82.6	$56.3
El Peñón	60.4	5.1	22.9	88.4	$76.0
Gualcamayo	6.7	3.0	12.1	21.8	$15.8
Canadian Malartic	51.0	2.2	7.5	60.7	$58.3
Minera Florida	23.2	16.1	6.0	45.3	$39.4
Jacobina	35.0	6.0	5.1	46.1	$31.0
Cerro Moro	—	59.2	4.7	63.9	$33.9
Brio	38.0	17.6	11.6	67.2	$31.4
Other	5.0	8.5	5.9	19.4	$11.7
Total capital expenditures (i)	$280.5	$134.5	$80.4	$495.4	$353.8

(i)	Net of movement in accounts payable as applicable for projects under construction and include applicable borrowing costs.

CAPITAL RESOURCES

In order to maintain or adjust its capital structure, the Company may issue shares or debt securities, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. As of February 17, 2017, the total number of shares outstanding were 947.9 million, the total number of stock options outstanding were 2.2 million, the total number of Deferred Share Units ("DSU") outstanding were 3.8 million, the total number of Restricted Share Units ("RSU") outstanding were 0.7 million, and the total number of Performance Share Units ("PSU") outstanding were 1.9 million.

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The following table summarizes the weighted average common shares and equity instruments outstanding as at December 31, 2016:

	Equity instruments outstanding as at	Weighted average dilutive equity instruments, three months ended	Weighted average dilutive equity instruments, year ended
(In thousands)	December 31, 2016	December 31, 2016	December 31, 2016
Common shares (i)	947,798	947,647	947,443
Stock options (iii)	2,242	—	—
RSU (iii)	707	—	—
DSU (ii)	3,829	—	—
PSU (ii)	1,873	—	—
		947,647	947,443

(i)
The Company has a dividend reinvestment plan to provide holders of common shares a simple and convenient method to purchase additional common shares by reinvesting cash dividends, less any applicable withholding tax. A plan participant may obtain additional common shares by electing to automatically reinvest all or any portion of cash dividends paid on common shares held by the plan participant without paying any brokerage commissions, administrative costs or other service charges. During the year ended December 31, 2016, a total of 15,691,653 shares were subscribed to under the plan.

(ii)	DSU and PSU are settled in cash and, as such, excluded from the calculation of the weighted average number of shares outstanding.

(iii)	Effect of dilutive securities - the potential shares attributable to stock options and RSUs were anti-dilutive for the periods ended December 31, 2016.

CONTRACTUAL COMMITMENTS

Day-to-day mining, sustaining and expansionary capital expenditures as well as administrative operations give rise to contracts requiring agreed upon future minimum payments. Management is of the view that such commitments will be sufficiently funded by current working capital, future operating cash flows and available credit facilities which provide access to additional funds.

As at December 31, 2016, the Company is contractually committed to the following:

(In millions of US Dollars)	Within 1 year	Between 1 to 3 years	Between 3 to 5 years	After 5 years	Total
Mine operating/construction and service contracts and other	$312.4	$247.5	$57.7	$10.4	$628.0
Long-term debt principal repayments (i)	18.7	292.0	204.1	1,089.6	1,604.4
Decommissioning, restoration and similar liabilities (undiscounted) (ii)	14.4	20.3	32.9	665.3	732.9
	$345.5	$559.8	$294.7	$1,765.3	$2,965.3

(i)	Excludes interest expense.

(ii)
As required by law, the Company arranged irrevocable letters of credit for the amounts of $18.3 million (C$24.6 million) in favor of the Government of Quebec and $0.4 million (C$0.5 million) in favor of the Government of Ontario as a guarantee of payment of the rehabilitation and restoration work relating to the Company's share of mining interest in Canadian Malartic. Such irrevocable letters of credit will be automatically extended for one year periods from the expiration date and future expiration dates thereafter.

10.    INCOME TAXES

The Company recorded an income tax recovery of $324.9 million for the year ended December 31, 2016 (2015 - $476.3 million recovery). The decrease in the income tax recovery for the year is a result of a lower reversal of deferred tax liabilities on impairment, the breakdown of which is as follows:

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For the years ended December 31, (In millions of Dollars)	2016	2015
Adjusted income tax expense	$28.0	$181.0
Non-cash tax (recovery)/expense related to unrealized foreign exchange	(20.0)	202.1
Non-cash tax recovery related to impairments	(218.8)	(539.6)
Change in tax rates	(18.6)	(9.4)
Tax on adjusted earnings items	(95.5)	(310.4)
Income tax recovery	$(324.9)	$(476.3)

The balance sheet reflects a deferred tax asset of $116.7 million and a deferred tax liability of $1.51 billion.

The income tax provision is subject to a number of factors including the source of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets, foreign currency exchange movements, changes in tax laws and the impact of specific transactions and assessments.  Due to the number of factors that can potentially impact the effective tax rate, it is expected that the Company's effective tax rate will fluctuate in future periods. The Company calculates its current income tax expense on an entity by entity basis, and for that reason, it is possible to have a current income tax expense, even in periods when the Company has an overall loss, as the tax expense on profitable mines is often not offset by tax recoveries in other mines.

The Company has elected, under IFRS, to record foreign exchange related to deferred income tax assets and liabilities and interest and penalties related to income tax in income tax expense. Therefore, due to foreign exchange differences, the tax rate will fluctuate during the year with the change in the Brazilian Real, Argentinean Peso and Canadian Dollar. Under IFRS, the US Dollar value of non-monetary assets are converted into local currency each quarter for the purpose of calculating the deferred tax owing in the event of the disposition of that asset.  The difference in the value of the deferred tax owing from period to period as a result of fluctuations in local currency is recorded in the income tax expense.  As a local currency depreciates in value relative to the US Dollar, an asset becomes more valuable in local currency, resulting in a higher notional non-cash deferred tax expense increasing the Company’s consolidated income tax expense.  When local currencies appreciate, relative to the US Dollar, the value of the asset is diminished in local currency, reducing the notional deferred tax owing resulting in a non-cash tax recovery.

During the year, the spot rate of the US Dollar strengthened against the Argentinean Peso, and weakened against the Brazilian Real and the Canadian Dollar. As a result, a recovery of $20.0 million relating to unrealized foreign exchange losses was recorded in the tax expense. The impact of these foreign exchange movements on taxes are non-cash and, as such, are excluded from adjusted earnings.

The deferred tax liabilities relating to the operating mines will reverse in the future as the assets are sold, depreciated or depleted. The deferred tax liabilities relating to exploration properties will not reverse until the property becomes a mine subject to depletion is written-off or sold. The deferred income taxes would only be paid on a direct disposition of the asset that may never occur.

The largest components of the deferred tax liabilities relate to:

(in millions of US Dollars)	2016	2015
Gualcamayo	$104.6	$105.4
Jacobina	$91.8	$139.1
Chapada	$55.8	$84.2
Agua Rica	$396.1	$396.1
El Peñón	$47.4	$243.2
Canadian Malartic	$384.9	$355.5
Exploration Potential	$367.3	$432.9

See Note 12: Income Taxes to the Consolidated Annual Financial Statements for the year ended December 31, 2016 for a breakdown of the foreign exchange charged to the income tax expense. Readers are also encouraged to read and consider the tax related risk factors and uncertainties in the Company’s Annual Information Form.

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11.    ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends and the influences of local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

The Company assesses and minimizes these risks by adhering to its internal risk management protocols, which include the application of high operating standards, empowering individuals and establishing processes to be able to identify, assess, report and monitor risk at all levels of the organization. Through careful management and planning of its facilities, hiring qualified personnel and developing a skilled workforce through training and development programs, the Company is able to generate shareholder value in a safe, resilient and responsible manner.

Below is a summary of the principal financial risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors more particularly described in the Company’s Annual Information Form for the year ended December 31, 2015. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Metal Price Risk

The Company's profitability and long-term viability depend, in large part, upon the market price of metals that may be produced from the Company's properties, primarily gold, copper and silver. Market price fluctuations of these commodities could adversely affect profitability of operations and lead to impairments of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company's control, including:

•	global and regional supply and demand for industrial products containing metals generally;

•	changes in global or regional investment or consumption patterns;

•	increased production due to new mine developments and improved mining and production methods;

•	decreased production due to mine closures;

•	interest rates and interest rate expectation;

•	expectations with respect to the rate of inflation or deflation;

•	fluctuations in the value of the U.S. Dollar and other currencies;

•	availability and costs of metal substitutes;

•	global or regional political or economic conditions; and

•	sales by central banks, holders, speculators and other producers of metals in response to any of the above factors.

There can be no assurance that metal prices will remain at current levels or that such prices will improve. A decrease in the market prices could adversely affect the profitability of the Company's existing mines and projects as well as the Company's ability to finance the exploration and development of additional properties, which would have a material adverse effect on the Company's results of operations, cash flows and financial position. A decline in metal prices may require us to write-down the Company's mineral reserve and mineral resource estimates by removing ores from mineral reserves that would not be economically processed at lower metal prices and revise the Company's life-of-mine plans, which could result in material impairments of the Company's investments in mining properties. Any of these factors could result in a material adverse effect on the Company's results of operations, cash flows and financial position. Further, if revenue from metal sales decline significantly, the Company may experience liquidity difficulties.

The Company's cash flow from mining operations may be insufficient to meet operating needs, and as a result the Company could be forced to discontinue production and could lose the Company's interest in, or be forced to sell, some or all of the Company's properties. In addition to adversely affecting mineral reserve and mineral resource estimates and results of operations, cash flows and financial position, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on results of operations, cash flows and financial position. In addition, lower metal prices may require the Company to reduce funds available for exploration with the result that the depleted mineral reserves may not be replaced.

Gold Price - Market Update

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Gold Price Two-Year Trend (LBMA p.m. price: USD per ounce of gold)

For the year ended December 31, 2016, spot gold prices averaged $1,251 per ounce, or 8% higher, compared to $1,160 per ounce in 2015. Prices ranged between $1,077 and $1,366 per ounce and ended the year at $1,146 per ounce.

For the quarter ended December 31, 2016, spot gold prices averaged $1,222 per ounce, or 10% higher, compared to $1,106 per ounce in the fourth quarter of 2015. Prices ranged between $1,126 and $1,313 per ounce.

Gold held steady during the third quarter until the result of the US election became known. The outcome of the election surprised the market and US bond yields began to rise and the US dollar strengthened on the expectation of US fiscal stimulus which in turn pressured gold price. Gold price remained under pressure until a modest bounce in the final days of the year. The US Federal Reserve ("US Fed") increased the US Federal Reserve Funds ("Fed Funds") rate by 0.25% in December and indicated that they expect three increases during 2017. The December increase was the only US Fed action taken during all of 2016.

In the short-term gold price is not only likely to be driven by the changing sentiment as to the monetary policy path of the US Fed, but also by global uncertainty and European elections. While the US Fed has signaled three Fed Funds rate increases in 2017, this will be highly dependent on how new US policies affect economic growth. In December 2015 the US Fed had signaled four Fed Funds rate increases for 2016 but only a single increase materialized, primarily due to concerns over global uncertainty. If the US Fed continues to increase the Fed Funds rate in 2017 it is likely to be the only major central bank doing so as others are expected to maintain accommodative monetary policies. Global uncertainty and various European elections in 2017 could be a positive catalyst for gold price over the short term as the rise of populism may cause unexpected election results.

Physical demand for gold from India and China continues to be weak and while ETF investors decreased holdings during the quarter, global ETF gold holdings currently total approximately 65 million ounces which is an increase of about 15 million ounces since the beginning of 2016. The weak physical demand that has persisted in India and China may eventually provide a source of support on any pull backs, as buyers may use pull backs as an opportunity to satisfy demand that has accumulated over recent periods. Central banks continue to be net buyers with China and Russia being the most notable in 2016 based on the most recently available information.

The Company has not hedged any of its gold sales.

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Copper Price - Market Update

Copper Price Two-Year Trend (LME Cash: USD per pound of copper)

For the year ended December 31, 2016, spot copper prices averaged $2.21 per pound, representing a decrease of 12% compared to $2.50 per pound in 2015. Prices ranged between $1.96 and $2.69 per pound and ended the year at $2.50 per pound.

For the quarter ended December 31, 2016, spot copper prices averaged $2.39 per pound, representing an increase of 8% compared to $2.22 per pound in the fourth quarter of 2015. Prices ranged between $2.10 and $2.69 per pound.

Copper prices moved rapidly higher over the course of the fourth quarter. While the US election seemed to be a catalyst with the expectation of fiscal stimulus, positive data indicating increasing global industrial activity also contributed to the move. Chinese manufacturing data has been particularly positive which should help contribute to a more supportive price environment in coming months. The direction of the Chinese economy will continue to be a primary driver of copper prices going forward. Supply cuts that have been announced over the past 12 to 18 months, along with fewer new mines expected to begin operations over the medium term due to lower capital investment, should continue to help push the market towards balance and be more supportive of copper prices over the longer term.

The Company periodically uses forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. As at December 31, 2016, the Company had 23 million pounds of copper forward sales contracts in place to April 2017 at an average price of $2.58 per pound.

Currency Risk

Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a US Dollar price, but a portion of the Company’s operating and capital expenses are incurred in Brazilian reals, Argentine pesos, Chilean pesos, Mexican pesos and Canadian dollars. The appreciation of these foreign currencies against the US Dollar would increase the costs of production at such mining operations, which could materially and adversely affect the Company’s earnings and financial condition. The Company may enter into forward contracts or other risk management strategies, from time to time, to hedge against the risk of an increase in the value of foreign currencies in the jurisdictions in which the Company operates.

US Dollar - Market Update

The Canadian dollar, Chilean peso and Brazilian real strengthened against the US Dollar, while the Argentinian peso weakened during the quarter ended December 31, 2016, relative to the December 31, 2015 rates. The US Fed increased the Fed Funds rate by 0.25% in December and indicated that they expect three increases during 2017.The expectation of better US economic growth relative to other G10 countries, coupled with the fact that most other central banks continue to maintain or expand upon easier monetary policies is likely to attract investment flows into the US which should be supportive of the US Dollar.

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The following summarizes the movement in key currencies vis-à-vis the US Dollar (source: Bloomberg):

10%
-10%
-30%
-50%
-70%
-90%
-110%
Jan-15
Feb-15
Mar-15
Apr-15
May-15
Jun-15
Jul-15
Aug-15
Sep-15
Oct-15
Nov-15
Dec-15
Jan-16
Feb-16
Mar-16
Apr-16
May-16
Jun-16
Jul-16
Aug-16
Sep-16
Oct-16
Nov-16
Dec-16
Brazilian Real
Chilean Peso
Argentinian Peso
Canadian Dollar

Average and Period-end Market Exchange Rate

For the three months ended December 31,	2016	2015	Variance
Average Exchange Rate
USD-CAD	1.3344	1.3362	-0.1%
USD-BRL	3.2920	3.8479	-14.4%
USD-ARG	15.4669	10.1472	52.4%
USD-CLP	665.01	698.10	-4.7%

For the year ended December 31,	2016	2015	Variance
Average Exchange Rate
USD-CAD	1.3239	1.2792	3.5%
USD-BRL	3.4807	3.3364	4.3%
USD-ARG	14.7745	9.2610	59.5%
USD-CLP	675.95	654.68	3.2%

As at December 31,	2016	2015	Variance
Period-end Exchange Rate
USD-CAD	1.3441	1.3839	-2.9%
USD-BRL	3.2552	3.9608	-17.8%
USD-ARG	15.8800	12.9315	22.8%
USD-CLP	670.40	708.60	-5.4%

As at December 31, 2016 the Company had zero-cost collar contracts totaling 170.0 million Reais equally split by month covering January 2017 to April 2017 with Brazilian Real to United States Dollar average call and put strikes of 3.40 and 4.13 respectively. In October 2016, the Company entered into zero-cost collar contracts totaling 400.0 million Reais with Brazilian Real to United States Dollar average call and put strike prices of 3.25 and 3.79 respectively, allowing the Company to participate in exchange rate movements between those two strikes. These contracts are evenly split by month covering May 2017 to December 2017. In November 2016, Brio Gold, a subsidiary of the Company, entered into an additional zero-cost collar contracts totaling $672.0 million Reais with the purchase of call options at an average strike price of 3.30 Reais per USD and sale of put options at an average strike price of 3.90 Reais per USD. The term of the cash flow hedge is from January 2017 to December

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2018. In November 2016, the Company entered into currency forward contracts of $672.0 million Reais at an average rate of 3.55 Real to the USD. The term of the cash flow hedge is from January 2017 to December 2018. All contracts have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates. During the year contracts were settled with the receipt of $2.8 million.

Counterparty, Credit and Interest Rate Risk

The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and short term investments; (ii) companies that have payables to the Company, including concentrate and bullion customers; (iii) providers of its risk management services (including hedging arrangements); (iv) shipping service providers that move the Company’s material; (v) the Company’s insurance providers; and (vi) the Company’s lenders. The Company seeks to limit counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet. The Company is exposed to interest rate risk on its variable rate debt and may enter into interest rate swap agreements to hedge this risk. These factors may impact the ability of the Company to obtain loans and other credit facilities and refinance existing facilities in the future and, if obtained, on terms favorable to the Company. Such failures to obtain loans and other credit facilities could require us to take measures to conserve cash and could adversely affect the Company's access to the liquidity needed for the business in the longer term.

The development of the Company’s projects and the construction of mining facilities and commencement of mining operations may require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest. Additional financing may not be available when needed, or if available, the terms of such financing might not be favorable to the Company. Failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. Under the terms of the Company's trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk through the implementation of its Capital Management Policy by managing its capital expenditures, forecast and operational cash flows, and by maintaining adequate lines of credit. The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets.

Other Risks

For further information regarding the Company’s operational risks that may have an adverse financial impact on the Company, please refer to the section entitled "Risk Factors” in the Annual Information Form for the year ended December 31, 2015, available at www.sedar.com.

12.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will be resolved only when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these Consolidated Financial Statements of the Company may be material.

The Company received assessments from the Brazilian federal tax authorities disallowing certain deductions relating to financial instruments used to finance Brazilian operations for the years 2007 to 2012.  The Company believes that these financial instruments were issued on commercial terms permitted under applicable laws and is appealing these assessments.  As such, the Company does not believe it is probable

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that any amounts will be paid with respect to these assessments with the Brazilian authorities and the amount and timing of any assessments cannot be reasonably estimated.
On August 2, 2016, Canadian Malartic General Partnership (“CMGP”), the operator of the Canadian Malartic mine, was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine. Beginning in the spring of 2015, Canadian Malartic GP has been working collaboratively with the community of Malartic and its citizens to develop a “Good Neighbour Guide” that addresses the allegations contained in the lawsuit. CMGP will take all reasonable steps necessary to defend themselves from this lawsuit. At the current time, the Company does not believe it is probable that any amounts will be paid with respect to these lawsuits and the amount and timing cannot be reasonably estimated.

13.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's Consolidated Annual Financial Statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 5 to the Company's Consolidated Annual Financial Statements for the year ended December 31, 2016.

In preparing the Consolidated Annual Financial Statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company's Consolidated Annual Financial Statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgements and key sources of estimation uncertainties in the application of accounting policies during the year quarter ended December 31, 2016 are disclosed in Note 4 to the Company's Consolidated Annual Financial Statements for the year ended December 31, 2016.

14.    NON-GAAP MEASURES AND ADDITIONAL LINE ITEMS OR SUBTOTALS IN FINANCIAL STATEMENTS

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•	co-product cash costs per ounce of gold produced;

•	co-product cash costs per ounce of silver produced;

•	co-product cash costs per pound of copper produced;

•	all-in sustaining co-product costs per ounce of gold produced;

•	all-in sustaining co-product costs per ounce of silver produced;

•	all-in sustaining co-product costs per pound of copper produced;

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•	adjusted earnings or loss from continuing operations;

•	adjusted earnings or loss per share from continuing operations;

•	adjusted operating cash flows;

•	net debt;

•	net free cash flow;

•	average realized price per ounce of gold sold;

•	average realized price per ounce of silver sold; and

•	average realized price per pound of copper sold.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes in to the measures are dully noted and retrospectively applied as applicable.

CASH COSTS AND ALL-IN SUSTAINING COSTS ("AISC")

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities. Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. The terms co-product cash costs per ounce of gold or silver produced, co-product cash costs per pound of copper produced, co-product AISC per ounce of gold or silver produced and co-product AISC per pound of copper produced do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Co-product Cash Costs

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about the Company’s underlying cash costs of operations. Cash costs are computed on a co-product basis.

Beginning January 1, 2015, the Company realigned key performance indicators ("KPIs") to support its objective of financial and operating predictability, as such, it no longer discloses a combined precious metal production unit in gold equivalent ounce. Silver production is no longer treated as a gold equivalent. The Company reports production and cost information for gold, silver and copper separately.

With this realignment, the KPIs are as follows:

•	Cash costs of gold and silver on a co-product basis - shown on a per ounce basis.

◦
Costs directly attributed to gold and silver will be allocated to each metal. Costs not directly attributed to each metal will be allocated based on the relative value of revenues which will be determined annually.

◦	The Attributable Cost for each metal will then be divided by the production of each metal in calculating cash costs per ounce on a co-product basis for the period.

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•	Cash costs of copper on a co-product basis - shown on a per pound basis.

◦	Costs attributable to copper production are divided by commercial copper pounds produced.

Cash costs per ounce of gold and silver ounce, and per pound of copper are calculated on a weighted average basis.

Co-product All-in Sustaining Costs

All-in sustaining costs per ounce of gold and silver produced seeks to represent total sustaining expenditures of producing gold and silver ounces from current operations, based on co-product costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense. All-in sustaining costs do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

All-in sustaining co-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold, silver or copper production activities.

Co-product cash costs per ounce of gold and silver produced, and co-product all-in sustaining costs per ounce of gold and silver produced are from continuing operations and, as applicable, exclude Mercedes and Ernesto/Pau-a-Pique, a discontinued operation.

The following tables provide a reconciliation of total cost of sales of gold, silver and copper sold (cost of sales excluding depreciation, depletion and amortization, plus depreciation, depletion and amortization) per the Consolidated Financial Statements to co-product cash costs of gold produced, co-product cash costs of silver produced, co-product cash costs of copper produced, and to co-product AISC of gold produced, co-product AISC of silver produced and co-product AISC of copper produced. The table also presents total cost of sales on a per ounce or pound sold and co-product cash costs and co-product AISC on a per ounce or pound produced basis.

Beginning January 1, 2016, the Company revised its definition of cash costs to include, in addition to mine site direct costs, all previously un-allocated general and administrative expenses related to the mine site. Additionally, the Company has excluded the impact from Alumbrera, the results of which are now considered negligible for performance measurement purposes. Comparative balances have been restated accordingly to conform to the change in presentation adopted in the current period.

Total cost of sales in the following reconciliations to co-product cash costs and co-product AISC agrees to the consolidated statement of operations that reflects continuing operations excluding Mercedes, which is classified as discontinued operations. All production costs are classified in inventory together with treatment and refining charges, commercial costs, overseas freight and other selling costs. The amount of inventories recognized as cost of sales for the reporting period corresponds to the units of products sold during that period.

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(i)	Reconciliation of cost of sales per the Consolidated Financial Statements to co-product cash costs and co-product all-in sustaining costs from continuing operations:

For the three months ended December 31, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Total Consolidated (including Brio Gold)	Total Gold (including Brio Gold)	Total Silver	Total Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$284.1	$216.5	$16.9	$50.7
Depletion, depreciation and amortization	128.3	109.0	8.4	10.9
Total cost of sales	412.4	325.5	25.3	61.6
Depletion, depreciation and amortization	(128.3)	(109.0)	(8.4)	(10.9)
Inventory movement	(6.0)	(4.0)	(0.5)	(1.5)
Treatment and refining charges (ii)	11.0	1.6	0.1	9.3
Commercial and other costs	(3.5)	(0.7)	—	(2.8)
Overseas freight for Chapada Concentrate	(3.1)	(0.6)	—	(2.5)
Total co-product cash cost	$282.5	$212.8	$16.5	$53.2
General and administrative, excluding share-based compensation (iii)	28.0	22.0	1.6	4.4
Sustaining capital expenditures (iv)	77.4	60.1	5.5	11.8
Exploration and evaluation expense (iii)	3.0	1.3	0.2	1.5
Total co-product all-in sustaining costs	$390.9	$296.2	$23.8	$70.9
Commercial gold/silver ounces, pounds of copper produced		319,264	1,627,051	36,869,469
Commercial gold/silver ounce, pounds of copper sold		324,197	1,619,208	34,182,827
Cost of sales excluding DD&A per gold/silver ounce, pound of copper sold		$668	$10.41	$1.48
DD&A per gold/silver ounce, pound of copper sold		$336	$5.17	$0.32
Total cost of sales per gold/silver ounce, pound of copper sold		$1,004	$15.58	$1.80
Co-product cash cost per gold/silver ounce, pound of copper produced		$667	$10.07	$1.44
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$928	$14.48	$1.92

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For the three months ended December 31, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$62.1	$11.2	$0.2	$50.7
Depletion, depreciation and amortization	13.3	2.6	0.1	10.6
Total cost of sales	75.4	13.8	0.3	61.3
Depletion, depreciation and amortization	(13.3)	(2.6)	(0.1)	(10.6)
Inventory movement	(1.9)	(0.4)	—	(1.5)
Treatment and refining charges (ii)	11.0	1.6	0.1	9.3
Commercial and other costs	(3.5)	(0.7)	—	(2.8)
Overseas freight for Chapada Concentrate	(3.1)	(0.6)	—	(2.5)
Total co-product cash cost	$64.6	$11.1	$0.3	$53.2
General and administrative, excluding share-based compensation (iii)	0.2	—	—	0.2
Sustaining capital expenditures (iv)	14.1	2.8	0.1	11.2
Exploration and evaluation expense (iii)	1.9	0.4	—	1.5
Total co-product all-in sustaining costs	$80.8	$14.3	$0.4	$66.1
Commercial gold/silver ounces, pounds of copper produced		40,358	78,020	36,869,469
Commercial gold/silver ounce, pounds of copper sold		41,048	58,688	34,182,827
Cost of sales excluding DD&A per gold/silver ounce, pound of copper sold		$273	$3.41	$1.48
DD&A per gold/silver ounce, pound of copper sold		$63	$1.70	$0.31
Total cost of sales per gold/silver ounce, pound of copper sold		$336	$5.11	$1.79
Co-product cash cost per gold/silver ounce, pound of copper produced		$275	$3.17	$1.44
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$354	$3.99	$1.80

For the three months ended December 31, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold
Cost of sales excluding depletion, depreciation and amortization (i)	$56.8	$41.2	$15.6	$46.1
Depletion, depreciation and amortization	28.2	20.3	7.9	31.0
Total cost of sales	85.0	61.5	23.5	77.1
Depletion, depreciation and amortization	(28.2)	(20.3)	(7.9)	(31.0)
Inventory movement	(1.9)	(1.4)	(0.5)	(1.8)
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$54.9	$39.8	$15.1	$44.3
General and administrative, excluding share-based compensation	—	—	—	1.2
Sustaining capital expenditures	17.8	12.9	4.9	13.8
Exploration and evaluation expense	0.4	0.3	0.1	0.1
Total co-product all-in sustaining costs	$73.1	$53.0	$20.1	$59.4
Commercial gold/silver ounces, pounds of copper produced		55,764	1,454,293	69,971
Commercial gold/silver ounce, pounds of copper sold		57,144	1,466,650	73,007
Cost of sales excluding DD&A per gold/silver ounce, pound of copper sold		$721	$10.64	$631
DD&A per gold/silver ounce, pound of copper sold		$355	$5.39	$425
Total cost of sales per gold/silver ounce, pound of copper sold		$1,076	$16.03	$1,056
Co-product cash cost per gold/silver ounce, pound of copper produced		$714	$10.40	$634
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$952	$13.84	$849

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For the three months ended December 31, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver
Cost of sales excluding depletion, depreciation and amortization (i)	$35.1	$19.5	$18.5	$1.0
Depletion, depreciation and amortization	10.3	5.2	4.9	0.3
Total cost of sales	45.4	24.7	23.4	1.3
Depletion, depreciation and amortization	(10.3)	(5.2)	(4.9)	(0.3)
Inventory movement	(2.2)	0.3	0.3	—
Treatment and refining charges		—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$32.9	$19.8	$18.8	$1.0
General and administrative, excluding share-based compensation	0.9	—	—	—
Sustaining capital expenditures	2.3	6.8	6.5	0.3
Exploration and evaluation expense	—	0.5	0.5	—
Total co-product all-in sustaining costs	$36.1	$27.1	$25.8	$1.3
Commercial gold/silver ounces, pounds of copper produced	44,840		25,675	94,738
Commercial gold/silver ounce, pounds of copper sold	47,615		25,325	93,870
Cost of sales excluding DD&A per gold/silver ounce, pound of copper sold	$737		$731	$10.65
DD&A per gold/silver ounce, pound of copper sold	$216		$193	$3.20
Total cost of sales per gold/silver ounce, pound of copper sold	$953		$924	$13.85
Co-product cash cost per gold/silver ounce, pound of copper produced	$734		$730	$10.63
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced	$805		$1,002	$14.55

For the three months ended December 31, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Jacobina Gold	Brio Gold Mines	Corporate Office & Other Total	Corporate Office & Other Gold
Cost of sales excluding depletion, depreciation and amortization (i)	$21.8	$42.6	$—	$—
Depletion, depreciation and amortization	12.0	26.6	1.9	1.5
Total cost of sales	33.8	69.2	1.9	1.5
Depletion, depreciation and amortization	(12.0)	(26.6)	(1.9)	(1.5)
Inventory movement	2.1	(0.6)	—	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$23.9	$42.0	$—	$—
General and administrative, excluding share-based compensation	0.2	0.2	24.3	19.5
Sustaining capital expenditures	7.6	12.0	2.9	2.2
Exploration and evaluation expense	—	—	0.1	0.1
Total co-product all-in sustaining costs	$31.7	$54.2	$27.3	$21.1
Commercial gold/silver ounces, pounds of copper produced	32,180	50,477
Commercial gold/silver ounce, pounds of copper sold	30,058	50,000
Cost of sales excluding DD&A per gold/silver ounce, pound of copper sold	$725	$852
DD&A per gold/silver ounce, pound of copper sold	$399	$532
Total cost of sales per gold/silver ounce, pound of copper sold	$1,124	$1,384
Co-product cash cost per gold/silver ounce, pound of copper produced	$742	$832
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced	$984	$1,073

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For the three months ended December 31, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Corporate Office & Other Silver	Corporate Office & Other Copper	Total Gold (excluding Brio Gold) (v)
Cost of sales excluding depletion, depreciation and amortization (i)	$—	$—	$173.9
Depletion, depreciation and amortization	0.1	0.3	82.4
Total cost of sales	0.1	0.3	256.3
Depletion, depreciation and amortization	(0.1)	(0.3)	(82.4)
Inventory movement	—	—	(3.4)
Treatment and refining charges	—	—	1.6
Commercial and other costs	—	—	(0.7)
Overseas freight for Chapada Concentrate	—	—	(0.6)
Total co-product cash cost	$—	$—	$170.8
General and administrative, excluding share-based compensation	1.6	4.2	21.8
Sustaining capital expenditures	0.2	0.5	48.1
Exploration and evaluation expense	—	—	1.3
Total co-product all-in sustaining costs	$1.8	$4.7	$242.0
Commercial gold/silver ounces, pounds of copper produced			268,787
Commercial gold/silver ounce, pounds of copper sold			274,197
Cost of sales excluding DD&A per gold/silver ounce, pound of copper sold			$634
DD&A per gold/silver ounce, pound of copper sold			$301
Total cost of sales per gold/silver ounce, pound of copper sold			$935
Co-product cash cost per gold/silver ounce, pound of copper produced			$635
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced			$900

For the three months ended December 31, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Total Consolidated (including Brio Gold)	Total Gold (including Brio Gold)	Total Silver	Total Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$252.5	$192.4	$14.2	$45.9
Depletion, depreciation and amortization	137.4	115.9	9.8	11.7
Total cost of sales	389.9	308.3	24.0	57.6
Depletion, depreciation and amortization	(137.4)	(115.9)	(9.8)	(11.7)
Inventory movement	(7.4)	(0.9)	—	(6.6)
Treatment and refining charges	13.1	1.9	0.1	11.1
Commercial and other costs	(1.3)	(0.3)	—	(1.1)
Overseas freight for Chapada Concentrate	(1.9)	(0.4)	—	(1.5)
Total co-product cash cost	$254.9	$192.8	$14.3	$47.8
General and administrative, excluding share-based compensation	18.6	14.5	0.9	3.2
Sustaining capital expenditures	46.8	36.1	2.9	7.8
Exploration and evaluation expense	7.1	5.0	0.4	1.6
Total co-product all-in sustaining costs	$327.3	$248.4	$18.5	$60.5
Commercial gold/silver ounces, pounds of copper produced		316,794	1,857,469	36,606,058
Commercial gold/silver ounce, pounds of copper sold		321,639	1,784,819	38,592,239
Cost of sales excluding DD&A per gold/silver ounce, pound of copper sold		$598	$7.97	$1.19
DD&A per gold/silver ounce, pound of copper sold		$360	$5.47	$0.30
Total cost of sales per gold/silver ounce, pound of copper sold		$959	$13.44	$1.49
Co-product cash cost per gold/silver ounce, pound of copper produced		$608	$7.71	$1.31
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$784	$9.96	$1.65

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For the three months ended December 31, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$56.1	$10.1	$0.2	$45.9
Depletion, depreciation and amortization	14.3	2.8	0.1	11.4
Total cost of sales	70.4	12.9	0.3	57.3
Depletion, depreciation and amortization	(14.3)	(2.8)	(0.1)	(11.4)
Inventory movement	(8.3)	(1.6)	—	(6.6)
Treatment and refining charges	13.1	1.9	0.1	11.1
Commercial and other costs	(1.3)	(0.3)	—	(1.1)
Overseas freight for Chapada Concentrate	(1.9)	(0.4)	—	(1.5)
Total co-product cash cost	$57.7	$9.7	$0.2	$47.8
General and administrative, excluding share-based compensation	0.7	0.1	—	0.5
Sustaining capital expenditures	9.8	1.9	—	7.8
Exploration and evaluation expense	0.6	0.1	—	0.5
Total co-product all-in sustaining costs	$68.8	$11.9	$0.3	$56.7
Commercial gold/silver ounces, pounds of copper produced		34,498	70,547	36,606,058
Commercial gold/silver ounce, pounds of copper sold		41,154	60,907	38,592,239
Cost of sales excluding DD&A per gold/silver ounce, pound of copper sold		$244	$3.37	$1.19
DD&A per gold/silver ounce, pound of copper sold		$68	$0.94	$0.30
Total cost of sales per gold/silver ounce, pound of copper sold		$312	$4.31	$1.48
Co-product cash cost per gold/silver ounce, pound of copper produced		$281	$3.08	$1.31
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$344	$3.70	$1.50

For the three months ended December 31, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold
Cost of sales excluding depletion, depreciation and amortization (i)	$47.1	$34.9	$12.2	$44.4
Depletion, depreciation and amortization	30.9	22.9	8.0	29.0
Total cost of sales	78.0	57.8	20.2	73.5
Depletion, depreciation and amortization	(30.9)	(22.9)	(8.0)	(29.0)
Inventory movement	0.5	0.4	0.1	(0.2)
Treatment and refining charges	—		—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$47.6	$35.2	$12.3	$44.2
General and administrative, excluding share-based compensation	—	—	—	0.7
Sustaining capital expenditures	9.2	6.8	2.4	8.2
Exploration and evaluation expense	0.3	0.2	0.1	0.2
Total co-product all-in sustaining costs	$57.0	$42.2	$14.8	$53.3
Commercial gold/silver ounces, pounds of copper produced		59,375	1,584,280	72,872
Commercial gold/silver ounce, pounds of copper sold		56,709	1,528,409	76,017
Cost of sales excluding DD&A per gold/silver ounce, pound of copper sold		$615	$7.99	$584
DD&A per gold/silver ounce, pound of copper sold		$404	$5.24	$382
Total cost of sales per gold/silver ounce, pound of copper sold		$1,019	$13.23	$966
Co-product cash cost per gold/silver ounce, pound of copper produced		$593	$7.79	$606
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$710	$9.40	$731

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For the three months ended December 31, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver
Cost of sales excluding depletion, depreciation and amortization (i)	$41.3	$21.6	$19.8	$1.8
Depletion, depreciation and amortization	15.7	18.0	16.5	1.5
Total cost of sales	57.0	39.7	36.4	3.3
Depletion, depreciation and amortization	(15.7)	(18.0)	(16.5)	(1.5)
Inventory movement	1.4	(0.5)	(0.5)	—
Treatment and refining charges		—		—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$42.7	$21.1	$19.4	$1.8
General and administrative, excluding share-based compensation	—	—	—	—
Sustaining capital expenditures	0.4	4.8	4.4	0.4
Exploration and evaluation expense	—	0.1	0.1	—
Total co-product all-in sustaining costs	$43.1	$26.0	$23.9	$2.2
Commercial gold/silver ounces, pounds of copper produced	52,864		29,180	202,643
Commercial gold/silver ounce, pounds of copper sold	52,012		28,845	195,503
Cost of sales excluding DD&A per gold/silver ounce, pound of copper sold	$795		$688	$9.23
DD&A per gold/silver ounce, pound of copper sold	$301		$573	$7.65
Total cost of sales per gold/silver ounce, pound of copper sold	$1,096		$1,261	$16.88
Co-product cash cost per gold/silver ounce, pound of copper produced	$808		$664	$8.69
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced	$815		$818	$10.70

For the three months ended December 31, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Jacobina Gold	Brio Gold Mines	Corporate Office & Other Total	Corporate Office & Other Gold
Cost of sales excluding depletion, depreciation and amortization (i)	$17.3	$24.6	$—	$—
Depletion, depreciation and amortization	7.1	19.3	3.1	2.6
Total cost of sales	24.4	43.9	3.1	2.6
Depletion, depreciation and amortization	(7.1)	(19.3)	(3.1)	(2.6)
Inventory movement	0.3	(0.7)	—	—
Treatment and refining charges		—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$17.6	$23.9	$—	$—
General and administrative, excluding share-based compensation	0.2	0.1	17.0	13.5
Sustaining capital expenditures	8.2	6.2	—	—
Exploration and evaluation expense	—	—	5.9	4.4
Total co-product all-in sustaining costs	$26.0	$30.3	$22.9	$17.9
Commercial gold/silver ounces, pounds of copper produced	28,727	39,279
Commercial gold/silver ounce, pounds of copper sold	27,901	39,002
Cost of sales excluding DD&A per gold/silver ounce, pound of copper sold	$620	$631
DD&A per gold/silver ounce, pound of copper sold	$254	$495
Total cost of sales per gold/silver ounce, pound of copper sold	$873	$1,126
Co-product cash cost per gold/silver ounce, pound of copper produced	$614	$609
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced	$904	$770

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For the three months ended December 31, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Corporate Office & Other Silver	Corporate Office & Other Copper	Total Gold (excluding Brio Gold) (v)
Cost of sales excluding depletion, depreciation and amortization (i)	$—	$—	$167.8
Depletion, depreciation and amortization	0.2	0.3	96.6
Total cost of sales	0.2	0.3	264.4
Depletion, depreciation and amortization	(0.2)	(0.3)	(96.6)
Inventory movement	—	—	(0.2)
Treatment and refining charges	—	—	1.9
Commercial and other costs	—	—	(0.3)
Overseas freight for Chapada Concentrate	—	—	(0.4)
Total co-product cash cost	$—	$—	$168.8
General and administrative, excluding share-based compensation	0.9	2.7	14.4
Sustaining capital expenditures	—	—	29.8
Exploration and evaluation expense	0.4	1.1	5.0
Total co-product all-in sustaining costs	$1.2	$3.8	$218.0
Commercial gold/silver ounces, pounds of copper produced			277,515
Commercial gold/silver ounce, pounds of copper sold			282,638
Cost of sales excluding DD&A per gold/silver ounce, pound of copper sold			$593
DD&A per gold/silver ounce, pound of copper sold			$342
Total cost of sales per gold/silver ounce, pound of copper sold			$935
Co-product cash cost per gold/silver ounce, pound of copper produced			$608
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced			$786

For the year ended December 31, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Total Consolidated (including Brio Gold)	Total Gold (including Brio Gold)	Total Silver	Total Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$1,029.0	$804.7	$59.9	$164.4
Depletion, depreciation and amortization	462.3	393.2	31.2	37.9
Total cost of sales	1,491.3	1,197.9	91.1	202.3
Depletion, depreciation and amortization	(462.3)	(393.2)	(31.2)	(37.9)
Inventory movement	(6.4)	(9.1)	0.1	2.6
Treatment and refining charges (ii)	32.8	4.7	0.1	28.0
Commercial and other costs	(6.9)	(1.4)	—	(5.5)
Overseas freight for Chapada Concentrate	(9.1)	(1.8)	—	(7.3)
Total co-product cash cost	$1,039.4	$797.1	$60.1	$182.2
General and administrative, excluding share-based compensation (iii)	89.1	72.1	5.1	11.9
Sustaining capital expenditures (iv)	280.2	212.5	18.0	49.7
Exploration and evaluation expense (iii)	15.5	10.6	1.7	3.2
Total co-product all-in sustaining costs	$1,424.2	$1,092.3	$84.9	$247.0
Commercial gold/silver ounces, pounds of copper produced		1,198,740	6,709,251	115,548,437
Commercial gold/silver ounce, pounds of copper sold		1,188,267	6,604,212	104,923,875
Cost of sales excluding DD&A per gold/silver ounce, pound of copper sold		$677	$9.07	$1.57
DD&A per gold/silver ounce, pound of copper sold		$331	$4.72	$0.36
Total cost of sales per gold/silver ounce, pound of copper sold		$1,008	$13.79	$1.93
Co-product cash cost per gold/silver ounce, pound of copper produced		$665	$8.96	$1.58
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$911	$12.65	$2.14

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For the year ended December 31, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$201.4	$36.3	$0.7	$164.4
Depletion, depreciation and amortization	45.9	9.0	0.2	36.7
Total cost of sales	247.3	45.3	0.9	201.1
Depletion, depreciation and amortization	(45.9)	(9.0)	(0.2)	(36.7)
Inventory movement	3.2	0.6	—	2.6
Treatment and refining charges (ii)	32.8	4.7	0.1	28.0
Commercial and other costs	(6.9)	(1.4)	—	(5.5)
Overseas freight for Chapada Concentrate	(9.1)	(1.8)	—	(7.3)
Total co-product cash cost	$221.4	$38.4	$0.8	$182.2
General and administrative, excluding share-based compensation (iii)	0.9	0.2	—	0.7
Sustaining capital expenditures (iv)	61.1	12.0	0.2	48.9
Exploration and evaluation expense (iii)	3.0	0.6	—	2.4
Total co-product all-in sustaining costs	$286.4	$51.2	$1.0	$234.2
Commercial gold/silver ounces, pounds of copper produced		107,301	259,444	115,548,437
Commercial gold/silver ounce, pounds of copper sold		92,807	131,339	104,923,875
Cost of sales excluding DD&A per gold/silver ounce, pound of copper sold		$391	$5.33	$1.57
DD&A per gold/silver ounce, pound of copper sold		$97	$1.52	$0.35
Total cost of sales per gold/silver ounce, pound of copper sold		$488	$6.85	$1.92
Co-product cash cost per gold/silver ounce, pound of copper produced		$359	$3.20	$1.58
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$478	$4.20	$2.03

For the year ended December 31, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold
Cost of sales excluding depletion, depreciation and amortization (i)	$204.1	$149.1	$55.0	$179.0
Depletion, depreciation and amortization	105.7	77.0	28.7	121.3
Total cost of sales	309.8	226.1	83.7	300.3
Depletion, depreciation and amortization	(105.7)	(77.0)	(28.7)	(121.3)
Inventory movement	0.1	0.1	—	(1.8)
Treatment and refining charges (ii)	—		—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$204.2	$149.2	$55.0	$177.2
General and administrative, excluding share-based compensation (iii)	—	—	—	3.9
Sustaining capital expenditures (iv)	60.4	44.1	16.3	51.0
Exploration and evaluation expense (iii)	4.5	3.3	1.2	0.4
Total co-product all-in sustaining costs	$269.1	$196.6	$72.5	$232.5
Commercial gold/silver ounces, pounds of copper produced		220,209	6,020,758	292,514
Commercial gold/silver ounce, pounds of copper sold		221,908	6,043,380	292,972
Cost of sales excluding DD&A per gold/silver ounce, pound of copper sold		$672	$9.10	$611
DD&A per gold/silver ounce, pound of copper sold		$347	$4.75	$414
Total cost of sales per gold/silver ounce, pound of copper sold		$1,019	$13.85	$1,025
Co-product cash cost per gold/silver ounce, pound of copper produced		$678	$9.14	$606
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$893	$12.04	$795

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For the year ended December 31, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver
Cost of sales excluding depletion, depreciation and amortization (i)	$136.1	$79.2	$75.0	$4.2
Depletion, depreciation and amortization	39.6	33.7	31.9	1.8
Total cost of sales	175.7	112.9	106.9	6.0
Depletion, depreciation and amortization	(39.6)	(33.7)	(31.9)	(1.8)
Inventory movement	(5.3)	1.8	1.7	0.1
Treatment and refining charges (ii)		—		—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$130.8	$81.0	$76.7	$4.3
General and administrative, excluding share-based compensation (iii)	1.6	—	—	—
Sustaining capital expenditures (iv)	6.7	23.2	22.0	1.2
Exploration and evaluation expense (iii)	—	1.1	1.0	0.1
Total co-product all-in sustaining costs	$139.1	$105.3	$99.7	$5.6
Commercial gold/silver ounces, pounds of copper produced	164,265		104,312	429,048
Commercial gold/silver ounce, pounds of copper sold	169,347		102,204	429,494
Cost of sales excluding DD&A per gold/silver ounce, pound of copper sold	$804		$734	$9.67
DD&A per gold/silver ounce, pound of copper sold	$234		$312	$4.14
Total cost of sales per gold/silver ounce, pound of copper sold	$1,038		$1,046	$13.81
Co-product cash cost per gold/silver ounce, pound of copper produced	$796		$735	$9.90
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced	$847		$955	$12.73

For the year ended December 31, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Jacobina Gold	Brio Gold Mines	Corporate Office & Other Total	Corporate Office & Other Gold
Cost of sales excluding depletion, depreciation and amortization (i)	$86.8	$142.4	$—	$—
Depletion, depreciation and amortization	39.9	67.1	9.0	7.3
Total cost of sales	126.7	209.6	9.0	7.3
Depletion, depreciation and amortization	(39.9)	(67.1)	(9.0)	(7.3)
Inventory movement	(3.4)	(1.0)	—	—
Treatment and refining charges (ii)		—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$83.4	$141.4	$—	$—
General and administrative, excluding share-based compensation (iii)	0.6	0.5	79.1	65.3
Sustaining capital expenditures (iv)	35.0	37.7	5.0	3.9
Exploration and evaluation expense (iii)	—	0.1	6.5	5.3
Total co-product all-in sustaining costs	$119.0	$179.6	$90.6	$72.3
Commercial gold/silver ounces, pounds of copper produced	120,478	189,662
Commercial gold/silver ounce, pounds of copper sold	118,142	190,887
Cost of sales excluding DD&A per gold/silver ounce, pound of copper sold	$735	$746
DD&A per gold/silver ounce, pound of copper sold	$338	$352
Total cost of sales per gold/silver ounce, pound of copper sold	$1,073	$1,098
Co-product cash cost per gold/silver ounce, pound of copper produced	$692	$746
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced	$988	$947

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For the year ended December 31, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Corporate Office & Other Silver	Corporate Office & Other Copper	Total Gold (excluding Brio Gold) (v)
Cost of sales excluding depletion, depreciation and amortization (i)	$—	$—	$662.2
Depletion, depreciation and amortization	0.6	1.2	326.1
Total cost of sales	0.6	1.2	988.3
Depletion, depreciation and amortization	(0.6)	(1.2)	(326.1)
Inventory movement	—	—	(8.1)
Treatment and refining charges (ii)	—	—	4.7
Commercial and other costs	—	—	(1.4)
Overseas freight for Chapada Concentrate	—	—	(1.8)
Total co-product cash cost	$—	$—	$655.6
General and administrative, excluding share-based compensation (iii)	5.1	11.2	71.6
Sustaining capital expenditures (iv)	0.3	0.8	174.8
Exploration and evaluation expense (iii)	0.4	0.8	10.5
Total co-product all-in sustaining costs	$5.8	$12.8	$912.5
Commercial gold/silver ounces, pounds of copper produced			1,009,078
Commercial gold/silver ounce, pounds of copper sold			997,380
Cost of sales excluding DD&A per gold/silver ounce, pound of copper sold			$664
DD&A per gold/silver ounce, pound of copper sold			$327
Total cost of sales per gold/silver ounce, pound of copper sold			$991
Co-product cash cost per gold/silver ounce, pound of copper produced			$650
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced			$905

For the year ended December 31, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Total Consolidated (including Brio Gold)	Total Gold (including Brio Gold)	Total Silver	Total Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$1,015.1	$764.3	$72.7	$178.1
Depletion, depreciation and amortization	503.9	419.2	47.6	37.1
Total cost of sales	1,519.0	1,183.4	120.4	215.2
Depletion, depreciation and amortization	(503.9)	(419.2)	(47.6)	(37.1)
Inventory movement	(13.1)	(5.3)	(0.4)	(7.4)
Treatment and refining charges	40.3	6.1	0.2	34.0
Commercial and other costs	(5.1)	(1.0)	—	(4.1)
Overseas freight for Chapada Concentrate	(10.7)	(2.1)	—	(8.6)
Total co-product cash cost	$1,026.5	$761.8	$72.5	$192.0
General and administrative, excluding share-based compensation	91.8	68.4	6.6	16.8
Sustaining capital expenditures	209.5	153.9	18.7	36.9
Exploration and evaluation expense	22.9	16.3	1.8	4.8
Total co-product all-in sustaining costs	$1,350.7	$1,000.3	$99.7	$250.6
Commercial gold/silver ounces, pounds of copper produced		1,166,223	8,628,341	131,019,368
Commercial gold/silver ounce, pounds of copper sold		1,162,963	8,517,174	125,963,419
Cost of sales excluding DD&A per gold/silver ounce, pound of copper sold		$657	$8.54	$1.41
DD&A per gold/silver ounce, pound of copper sold		$360	$5.59	$0.29
Total cost of sales per gold/silver ounce, pound of copper sold		$1,018	$14.13	$1.71
Co-product cash cost per gold/silver ounce, pound of copper produced		$653	$8.40	$1.47
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$858	$11.55	$1.91

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For the year ended December 31, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$217.4	$38.5	$0.8	$178.1
Depletion, depreciation and amortization	43.9	8.6	0.2	35.1
Total cost of sales	261.3	49.4	0.9	211.0
Depletion, depreciation and amortization	(43.9)	(8.6)	(0.2)	(35.1)
Inventory movement	(9.2)	(1.8)	—	(7.4)
Treatment and refining charges	40.3	6.1	0.2	34.0
Commercial and other costs	(5.2)	(1.0)	—	(4.1)
Overseas freight for Chapada Concentrate	(10.8)	(2.1)	—	(8.6)
Total co-product cash cost	$232.6	$39.7	$0.9	$192.0
General and administrative, excluding share-based compensation	1.7	0.3	—	1.3
Sustaining capital expenditures	46.1	9.0	0.2	36.9
Exploration and evaluation expense	1.6	0.3	—	1.3
Total all-in sustaining costs	$282.0	$49.4	$1.1	$231.5
Commercial gold/silver ounces, pounds of copper produced	—	119,059	274,533	131,019,368
Commercial gold/silver ounce, pounds of copper sold	—	121,477	205,127	125,963,419
Cost of sales excluding DD&A per gold/silver ounce, pound of copper sold		$317	$3.82	$1.41
DD&A per gold/silver ounce, pound of copper sold		$71	$0.86	$0.28
Total cost of sales per gold/silver ounce, pound of copper sold		$406	$4.52	$1.68
Co-product cash cost per gold/silver ounce, pound of copper produced		$333	$3.21	$1.47
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$415	$3.90	$1.80

For the year ended December 31, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold
Cost of sales excluding depletion, depreciation and amortization (i)	$208.2	$142.6	$65.5	$169.4
Depletion, depreciation and amortization	132.8	91.0	41.7	109.3
Total cost of sales	340.9	234.6	106.3	278.7
Depletion, depreciation and amortization	(132.8)	(91.0)	(41.7)	(109.3)
Inventory movement	(0.6)	(0.4)	(0.2)	1.0
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$207.5	$142.2	$65.3	$170.4
General and administrative, excluding share-based compensation	—	—	—	2.9
Sustaining capital expenditures	53.4	36.3	17.1	37.3
Exploration and evaluation expense	1.0	0.7	0.3	0.4
Total all-in sustaining costs	$261.9	$179.2	$82.7	$210.9
Commercial gold/silver ounces, pounds of copper produced	—	227,288	7,692,811	285,808
Commercial gold/silver ounce, pounds of copper sold	—	224,753	7,659,236	287,704
Cost of sales excluding DD&A per gold/silver ounce, pound of copper sold		$635	$8.55	$589
DD&A per gold/silver ounce, pound of copper sold		$405	$5.45	$380
Total cost of sales per gold/silver ounce, pound of copper sold		$1,044	$13.88	$969
Co-product cash cost per gold/silver ounce, pound of copper produced		$626	$8.49	$596
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$788	$10.80	$738

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For the year ended December 31, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver
Cost of sales excluding depletion, depreciation and amortization (i)	$149.3	$88.3	$81.9	$6.4
Depletion, depreciation and amortization	56.2	64.7	60.0	4.7
Total cost of sales	205.5	153.1	142.0	11.0
Depletion, depreciation and amortization	(56.2)	(64.7)	(60.0)	(4.7)
Inventory movement	(0.9)	(1.3)	(1.2)	(0.1)
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$148.4	$87.0	$80.7	$6.3
General and administrative, excluding share-based compensation	—	—	—	—
Sustaining capital expenditures	5.2	19.2	17.8	1.4
Exploration and evaluation expense	—	1.0	0.9	0.1
Total all-in sustaining costs	$153.6	$107.2	$99.4	$7.8
Commercial gold/silver ounces, pounds of copper produced	180,674	—	112,580	660,997
Commercial gold/silver ounce, pounds of copper sold	176,852	—	111,860	652,812
Cost of sales excluding DD&A per gold/silver ounce, pound of copper sold	$844		$732	$9.86
DD&A per gold/silver ounce, pound of copper sold	$318		$536	$7.27
Total cost of sales per gold/silver ounce, pound of copper sold	$1,162		$1,270	$16.90
Co-product cash cost per gold/silver ounce, pound of copper produced	$821		$717	$9.59
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced	$850		$883	$11.80

For the year ended December 31, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Jacobina Gold	Brio Gold Mines	Corporate Office & Other Total	Corporate Office & Other Gold
Cost of sales excluding depletion, depreciation and amortization (i)	$75.7	$106.8	$—	$—
Depletion, depreciation and amortization	27.3	57.0	12.6	9.7
Total cost of sales	103.0	163.7	12.6	9.7
Depletion, depreciation and amortization	(27.3)	(57.0)	(12.6)	(9.7)
Inventory movement	1.2	(3.3)	—	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$76.9	$103.5	$—	$—
General and administrative, excluding share-based compensation	1.0	0.7	85.5	63.4
Sustaining capital expenditures	25.7	22.5	—	—
Exploration and evaluation expense	—	—	19.0	14.1
Total all-in sustaining costs	$103.6	$126.8	$104.6	$77.5
Commercial gold/silver ounces, pounds of copper produced	96,715	144,098	—	—
Commercial gold/silver ounce, pounds of copper sold	96,477	143,840	—	—
Cost of sales excluding DD&A per gold/silver ounce, pound of copper sold	$784	$742
DD&A per gold/silver ounce, pound of copper sold	$283	$396
Total cost of sales per gold/silver ounce, pound of copper sold	$1,068	$1,138
Co-product cash cost per gold/silver ounce, pound of copper produced	$795	$718
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced	$1,071	$880

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For the year ended December 31, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Corporate Office & Other Silver	Corporate Office & Other Copper	Total Gold (excluding Brio Gold) (v)
Cost of sales excluding depletion, depreciation and amortization (i)	$—	$—	$657.4
Depletion, depreciation and amortization	1.0	1.9	362.2
Total cost of sales	1.0	1.9	1,019.6
Depletion, depreciation and amortization	(1.0)	(1.9)	(362.2)
Inventory movement	—	—	(2.1)
Treatment and refining charges	—	—	6.1
Commercial and other costs	—	—	(1.0)
Overseas freight for Chapada Concentrate	—	—	(2.1)
Total co-product cash cost	$—	$—	$658.3
General and administrative, excluding share-based compensation	6.6	15.5	67.6
Sustaining capital expenditures	—	—	131.3
Exploration and evaluation expense	1.5	3.5	16.3
Total all-in sustaining costs	$8.1	$19.0	$873.5
Commercial gold/silver ounces, pounds of copper produced	—	—	1,022,125
Commercial gold/silver ounce, pounds of copper sold	—	—	1,019,123
Cost of sales excluding DD&A per gold/silver ounce, pound of copper sold			$645
DD&A per gold/silver ounce, pound of copper sold			$355
Total cost of sales per gold/silver ounce, pound of copper sold			$1,000
Co-product cash cost per gold/silver ounce, pound of copper produced			$644
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced			$855

(i)
Cost of sales includes non-cash items including the impact of the movement in inventory. Beginning January 1, 2016, the Company revised the presentation of the reportable cash costs and comparative balances have been restated to conform to the change in presentation adopted in the current period.

(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value is 80% copper, 20% gold and silver at Chapada (2015 - 80% copper and 20% gold and silver). TCRC’s are defined as treatment and refining charges.

(iii)
Chapada's general and administrative expense and exploration expense are allocated reflecting costs incurred on the related activities at Chapada. G&A and exploration expenses of all other operations are allocated based on the relative proportions of consolidated revenues from gold and silver sales.

(iv)
Chapada's sustaining capital expenditures are allocated reflecting costs incurred on the related activities at Chapada. Sustaining capital expenditures of all other operations are allocated based on the relative proportions of consolidated revenues from gold and silver sales.

(v)
Total Gold (excluding Brio Gold) equals to Total Gold less Brio Gold Mines in this table. Information related to GAAP values of cost of sales excluding DDA, DDA and total cost of sales are derived from the Consolidated Statements of Operations and Note 32(b) Operating Segments, Information about Profit and Loss, to the Consolidated Financial Statements.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE FROM CONTINUING OPERATIONS

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its Consolidated Annual Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for Net Earnings or Loss or Net Earnings or Loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding non-recurring items, items not related to or having a disproportionate effect on results for a particular periods and/or not directly related to the core mining business such as (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on derivatives, (e) impairment losses and reversals on mineral interests and other assets, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains)/ losses on available-for-sale securities and other assets, (h) one-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates, (i) reorganization costs, (j) non-recurring provisions, (k) (gains) losses on sale of assets, (l) any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

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The terms “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future period's results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of Net Earnings or Loss and Net Earnings or Loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

Reconciliations of Adjusted Earnings to net earnings is provided in Section 5.1, Annual Overview of Financial Results and Section 5.3, Fourth Quarter Overview of Financial Results for the year and three months ended December 31, 2015, respectively. The reconciliations on a per share basis are as follows:

	For the three months ended		For the year ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Net (loss)/earnings per share from continuing operations attributable to Yamana Gold Inc. equity holders - basic	$(0.38)	$(1.53)	$(0.31)	$(2.24)
Non-cash unrealized foreign exchange (gains)/losses	0.01	0.02	0.04	(0.02)
Impact of change in Chilean tax rates on non-cash deferred tax expense	—	—	—	(0.01)
Share-based payments/mark-to-market of deferred share units	—	0.01	0.01	0.01
Demobilization and reorganization costs	—	—	—	0.01
Transaction costs related to the acquisition of Osisko	—	—	—	—
Loss on sale of assets	—	0.01	—	—
Impairment of mineral properties	0.64	2.14	0.65	2.77
Impairment of investment in available-for-sale securities and other assets	—	0.04	0.02	0.03
Other non-recurring provisions and other adjustments	0.01	—	—	0.02
Adjusted earnings/(loss) before income tax effect	$0.28	$0.69	$0.41	$0.57
Non-cash tax on unrealized foreign exchange gains	0.05	—	(0.02)	0.22
Income tax effect of adjustments	(0.34)	(0.69)	(0.35)	(0.87)
Adjusted (loss)/earnings per share from continuing operations attributable to Yamana Gold Inc. equity holders - basic	$(0.01)	$—	$0.04	$(0.08)
Net (loss)/earnings per share from continuing operations attributable to Yamana Gold Inc. equity holders - diluted	$(0.38)	$(1.53)	$(0.31)	$(2.24)
Non-cash unrealized foreign exchange (gains)/losses	0.01	0.02	0.04	(0.02)
Impact of change in Chilean tax rates on non-cash deferred tax expense	—	—	—	(0.01)
Share-based payments/mark-to-market of deferred share units	—	0.01	0.02	0.01
Demobilization and reorganization costs	—	—	—	0.01
Transaction costs related to the acquisition of Osisko	—	—	—	—
Loss on sale of assets	—	0.01	—	—
Impairment of mineral properties	0.65	2.14	0.65	2.77
Impairment of investment in available-for-sale securities and other assets	—	0.04	0.02	0.03
Other non-recurring provisions and other adjustments	0.01	—	—	0.02
Adjusted earnings/(loss) before income tax effect	$0.29	$0.69	$0.42	$0.57
Non-cash tax on unrealized foreign exchange gains	0.05	—	(0.02)	0.22
Income tax effect of adjustments	(0.34)	(0.69)	(0.35)	(0.87)
Adjusted (loss)/earnings per share from continuing operations attributable to Yamana Gold Inc. equity holders - diluted	$—	$—	$0.05	$(0.08)
Weighted average number of shares outstanding (in thousands)
Basic	947,647	946,773	947,443	936,606
Diluted	947,647	946,773	947,443	936,606

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ADJUSTED OPERATING CASH FLOWS

The Company uses the financial measures “Adjusted Operating Cash Flows", which is a non-GAAP financial measure, to supplement information in its consolidated financial statements. Adjusted Operating Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance by excluding certain items from cash flows from operating activities. The presentation of Adjusted Operating Cash Flows is not meant to be a substitute for the cash flows information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Operating Cash Flows is calculated as the sum of cash flows from operating activities before changes in working capital subtracting the impact of advance payments on metal purchase agreement. Reconciliations of Adjusted Operating Cash Flows are provided in Section 5.1, Annual Overview of Financial Results and Section 5.3, Fourth Quarter Overview of Financial Results for the year and three months ended December 31, 2016, respectively.

NET DEBT

The Company uses the financial measure "Net Debt", which is a non-GAAP financial measure, to supplement information in its Consolidated Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The non-GAAP financial measure of net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Net Debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of the non-GAAP financial measure is provided below:

As at, (In millions of US Dollars)	December 31, 2016	December 31, 2015
Debt
Non-current portion	$1,573.8	$1,676.7
Current portion	18.6	97.0
Total debt	$1,592.4	$1,773.7
Less: Cash and cash equivalents	97.4	119.9
Net Debt	$1,495.0	$1,653.8
Net debt reduction

(i)	Beginning January 1, 2016, the Company revised the presentation of net debt and comparative balances have been restated to conform to the change in presentation adopted in the current period.

NET FREE CASH FLOW

The Company uses the financial measure "Net Free Cash Flow", which is a non-GAAP financial measure, to supplement information in its Consolidated Financial Statements. Net Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflow of cash. The presentation of Net Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net Free Cash Flow is calculated as cash flows from operating activities of continuing operations adjusted for advance payments pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period. Reconciliations of Net Free Cash Flow are provided in Section 3: Outlook and Strategy of the MD&A.

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AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price", "average realized silver price" and "average realized copper price", which are non-GAAP financial measures, to supplement in its Consolidated Financial Statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting sales taxes, treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold, silver and copper, divided by the quantity of the respective units of metals sold, i.e. gold ounce, silver ounce and copper pound. Reconciliations of average realized metal prices to revenue are provided below:

For the three months ended December 31,	2016				2015
(In millions of US Dollars; unless otherwise noted)	Total	Gold	Silver	Copper	Total	Gold	Silver	Copper
Revenue	$484.4	$387.7	$27.7	$69.0	$439.1	$347.1	$26.1	$65.9
Treatment and refining charges of gold and copper concentrate	11.0	1.6	0.1	9.3	13.9	2.8	—	11.1
Sales taxes	4.9	2.6	—	2.3	6.4	4.7	—	1.7
Metal price adjustments related to concentrate revenue	4.7	0.5	—	4.2	9.3	0.6	—	8.7
Other adjustments	(0.1)	—	—	(0.1)	(0.8)	(0.8)	—	—
Gross revenue	$504.9	$392.4	$27.8	$84.7	$467.9	$354.4	$26.1	$87.4

Commercial gold/silver ounces, pounds of copper sold		324,197	1,619,208	34,182,827		321,649	1,784,819	38,592,240
Revenue per gold/silver ounce, pound of copper sold		$1,196	$17.11	$2.02		$1,079	$14.62	$1.71
Average realized price per gold/silver ounce, pound of copper sold		$1,210	$17.17	$2.48		$1,102	$14.62	$2.26

For the years ended December 31,	2016				2015
(In millions of US Dollars; unless otherwise noted)	Total	Gold	Silver	Copper	Total	Gold	Silver	Copper
Revenue	$1,787.7	$1,473.5	$112.7	$201.5	$1,720.6	$1,316.5	$134.0	$270.1
Treatment and refining charges of gold and copper concentrate	32.8	4.7	0.1	28.0	41.0	6.7	0.1	34.2
Sales taxes	17.6	9.8	0.3	7.5	25.9	19.7	—	6.2
Metal price adjustments related to concentrate revenue	(3.1)	(1.0)	—	(2.1)	30.6	1.6	—	29.0
Other adjustments	0.1	—	—	0.1	(0.9)	(0.3)	(0.3)	(0.3)
Gross revenue	$1,835.1	$1,487	$113.1	$235	$1,817.2	$1,344.2	$133.8	$339.2

Commercial gold/silver ounces, pounds of copper sold		1,188,273	6,604,862	104,923,875		1,162,362	8,516,917	125,963,419
Revenue per gold/silver ounce, pound of copper sold		$1,240	$17.06	$1.92		$1,133	$15.74	$2.14
Average realized price per gold/silver ounce, pound of copper sold		$1,251	$17.06	$2.24		$1,156	$15.74	$2.69

ADDITIONAL LINE ITEMS OR SUBTOTALS IN FINANCIAL STATEMENTS

The Company uses the following line items and subtotals in the financial statements as contemplated in IAS 1 Presentation of Financial Statements:

•
Gross margin excluding depletion, depreciation and amortization — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization. This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.

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•	Mine operating earnings — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.

•
Operating earnings - represents the amount of earnings before net finance income/expense and income tax recovery/expense. This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads. Finance income, finance expense and foreign exchange gains/losses are not classified as expenses directly attributable to mining operations.

•
Cash flows from operating activities before net change in working capital — excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.

The Company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

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15.    SELECTED QUARTERLY FINANCIAL AND OPERATING SUMMARY

For the three months ended	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
(In millions of US Dollars, unless otherwise noted)	2016	2016	2016	2016
Financial results
Revenue (i)	$484.4	$464.3	$438.0	$400.9
Mine operating (loss)/earnings	$(639.3)	$91.0	$54.3	$79.0
Net (loss)/earnings from continuing operations (iv)	$(355.4)	$(2.1)	$30.4	$36.1
Adjusted earnings/(loss) (ii) from continuing operations (iv)	$6.7	$17.0	$(2.3)	$21.8
Net (loss)/earnings (iv)	$(368.0)	$(11.8)	$34.8	$36.4
Cash flows from operating activities from continuing operations	$163.0	$178.6	$192.7	$116.3
Cash flows from operating activities before net change in working capital (ii)	$147.7	$173.0	$189.5	$115.2
Cash flows to investing activities from continuing operations	$(119.5)	$12.9	$(120.6)	$(139.7)
Cash flows (to)/from financing activities operations from continuing operations	$(187.7)	$(33.3)	$(108.7)	$22.0
Per share financial results
Net (loss)/earnings per share from continuing operations attributable to Yamana equityholders
Basic and diluted	$(0.38)	$0.00	$0.03	$0.04
Adjusted earnings per share (ii) from continuing operations attributable to Yamana equityholders
Basic and diluted	$0.01	$0.02	$0.00	$0.02
Weighted average number of common shares outstanding - Basic (in thousands)	947,647	947,590	947,346	947,173
Weighted average number of common shares outstanding - diluted (in thousands)	947,647	947,590	948,096	947,670
Financial position
Cash and cash equivalents	$97.4	$243.6	$93.4	$124.6
Total assets	$8,801.7	$9,564.5	$9,532.9	$9,584.0
Total non-current liabilities	$3,746.6	$4,124.0	$4,098.8	$4,178.6
Production - Gold
Gold ounces produced (v)	319,265	305,581	290,137	283,757
Discontinued operations - gold ounces	—	23,023	22,948	24,304
Total gold ounces produced	319,265	328,604	313,085	308,061
Total cost of sales per gold ounce sold (ii)	$1,004	$1,038	$1,056	$939
Co-product cash costs per gold ounce produced (ii) (v)	$667	$692	$698	$601
All-in sustaining co-product costs per gold ounce produced (ii) (v)	$928	$954	$958	$786
Production - Silver
Silver ounces produced (v)	1,627,051	1,592,526	1,687,644	1,802,029
Discontinued operations - silver ounces	—	98,995	103,262	124,620
Total silver ounces produced	1,627,051	1,691,521	1,790,906	1,926,649
Total cost of sales per silver ounce sold (ii)	$15.58	$15.36	$12.94	$12.06
Co-product cash costs per silver ounce produced (ii) (v)	$10.07	$9.79	$8.47	$7.68
All-in sustaining co-product costs per silver ounce produced (ii) (v)	$13.41	$13.79	$12.18	$10.44
Production - Other
Chapada concentrate production (tonnes)	68,375	56,100	43,720	48,138
Chapada copper contained in concentrate (millions of pounds)	36.9	29.6	23.2	25.9
Total cost of sales per pound of copper sold (ii)	$1.80	$1.91	$2.09	$1.81
Chapada co-product cash costs per pound of copper produced	$1.44	$1.60	$1.80	$1.54
Sales included in revenue
Gold (ounces)	324,197	296,330	291,152	276,589
Silver (millions of ounces)	1.6	1.5	1.7	1.8
Chapada concentrate (tonnes)	68,477	47,604	52,735	48,364

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Chapada payable copper contained in concentrate (millions of pounds)	34.2	22.1	26.0	22.7
Revenue per ounce / pound
Gold - per ounce	$1,196	$1,327	$1,256	$1,179
Silver - per ounce	$17.11	$19.47	$16.72	$14.92
Copper - per pound	$2.02	$1.86	$1.7	$2.14
Average realized prices
Gold - per ounce (i)	$1,210	$1,337	$1,267	$1,189
Silver - per ounce (i)	$17.17	$19.53	$16.83	$14.93
Copper - per pound (i)	$2.48	$2.14	$2.12	$2.12

For the three months ended	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
(In millions of US Dollars, unless otherwise noted)	2015	2015	2015	2015
Financial results
Revenues (i)	$439.1	$424.4	$431.6	$425.4
Mine operating earnings	$(1,419.8)	$52.1	$63.5	$36.6
Net (loss)/earnings from continuing operations (iv)	$(1,448.7)	$(107.0)	$4.3	$(135.4)
Adjusted loss (ii) from continuing operations (iv)	$(6.1)	$(16.7)	$(3.9)	$(37.7)
Net loss (iv)	$(1,842.1)	$(113.0)	$(8.0)	$(151.7)
Cash flows from operating activities from continuing operations	$296.9	$84.4	$120.3	$12.5
Cash flows from operating activities before net change in working capital (ii)	$294.3	$124.9	$147.5	$88.1
Cash flows to investing activities from continuing operations	$(144.7)	$(59.8)	$(93.7)	$(68.9)
Cash flows (to)/from financing activities operations from continuing operations	$(168.2)	$(3.3)	$(23.9)	$(9.5)
Per share financial results
Loss per share from continuing operations attributable to Yamana equityholders
Basic and diluted	$(1.53)	$(0.11)	$—	$(0.15)
Adjusted loss per share (ii) from continuing operations attributable to Yamana equityholders
Basic and diluted	$(0.01)	$(0.02)	$—	$(0.04)
Weighted average number of common shares outstanding - basic (in thousands)	946,773	946,563	938,900	913,716
Weighted average number of common shares outstanding - diluted (in thousands)	946,773	946,563	938,900	913,716
Financial position
Cash and cash equivalents	$119.9	$137.5	$119.1	$121.1
Total assets	$9,518.1	$12,162.5	$12,224.5	$12,487.6
Total non-current liabilities	$4,111.4	$4,929.9	$4,929.5	$5,007.9
Production - Gold
Commercial gold ounces produced (v)	316,795	300,190	274,401	274,838
Discontinued operations - gold ounces	20,407	20,155	19,306	24,270
Total gold ounces produced	337,201	320,346	293,707	299,108
Total cost of sales per gold ounce sold (ii)	$970	$986	$1,034	$1,125
Co-product cash costs per gold ounce produced (ii) (v)	$609	$643	$682	$687
All-in sustaining co-product costs per gold ounce produced (ii) (v)	$784	$844	$919	$896
Production - Silver
Commissioning silver ounces produced from continuing operations (v)	1,857,469	2,108,287	2,293,115	2,369,471
Discontinued operations - silver ounces	102,116	88,456	78,932	113,439
Total silver ounces produced	1,959,586	2,196,743	2,372,046	2,482,910
Total cost of sales per silver ounce sold (ii)	$12.93	$14.17	$15.97	$12.80
Co-product cash costs per silver ounce produced (ii) (v)	$7.71	$8.77	$9.12	$7.93
All-in sustaining co-product costs per silver ounce produced (ii) (v)	$9.93	$11.98	$12.91	$10.97
Production - Other

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Chapada concentrate production (tonnes)	70,255	63,259	61,324	47,685
Chapada copper contained in concentrate production (millions of pounds)	36.6	34.0	33.6	26.8
Total cost of sales per pound of copper sold (ii)	$1.42	$1.66	$1.56	$2.04
Chapada co-product cash costs per pound of copper produced	$1.31	$1.43	$1.40	$1.82
Sales included in revenue
Gold (ounces)	321,639	296,939	273,618	270,767
Silver (millions of ounces)	1.8	2.2	2.3	2.3
Chapada concentrate (tonnes)	74,538	55,460	60,455	50,337
Chapada payable copper contained in concentrate (millions of pounds)	38.6	29.1	31.5	26.7
Revenue per ounce / pound
Gold - per ounce	$1,051	$1,100	$1,170	$1,194
Silver - per ounce	$14.35	$14.85	$16.27	$16.91
Copper - per pound	$1.73	$2.27	$2.37	$2.37
Average realized prices
Gold - per ounce (i)	$1,102	$1,123	$1,195	$1,220
Silver - per ounce (i)	$14.65	$14.88	$16.27	$16.73
Copper - per pound (i)	$2.26	$2.85	$2.91	$2.89

(i)	Revenue consists of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales. Realized prices reflect continuing operations.

(ii)
A cautionary note regarding non-GAAP measures and additional line items or subtotals in financial statements is included in Section 14 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(iii)	Including commissioning ounces from C1 Santa Luz and Pilar.

(iv)	Balances are attributable to Yamana Gold Inc. equity holders.

(v)	Balances are from continuing operations.

(vi)
Balances have been restated, as applicable, following the finalization of the fair value determination on acquisition of Osisko Gold (refer to Note 6(a): Acquisition and Disposition of Mineral Interests to the Consolidated Annual Financial Statements for additional details).

16.    DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Executive Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities) and the U.S. Securities and Exchange Commission (or the SEC). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this Management’s Discussion and Analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In its management’s discussion and analysis for the year ended December 31, 2015 and for each of the first three quarters of 2016, management of the Company concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2015, despite the fact that a material weakness in the Company’s internal control over financial reporting was identified that rendered the Company’s internal control over financial reporting ineffective as of such dates. The Staff of the SEC has expressed its view that the existence of such material weakness

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also rendered the Company’s disclosure controls and procedures ineffective as of December 31, 2015. Consequently, the Company advises that because of the previously disclosed material weakness, its disclosure controls and procedures were ineffective as of December 31, 2015 and continued to be ineffective until such material weakness was remediated as described below under “Management’s Report on Internal Control Over Financial Reporting”.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the Canadian Securities Administrators and the SEC. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.  The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	providing reasonable assurance that transactions are recorded as necessary for preparation of our Consolidated Financial Statements in accordance with generally accepted accounting principles;

•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•
providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s Consolidated Financial Statements would be prevented or detected on a timely basis.

Management assessed the effectiveness of the Company's internal control over financial reporting, as defined in Rules 13a - 15(f) and 15d - 15(f) of the Securities Exchange Act of 1934, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2016. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2016.

In Management’s Report on Internal Control Over Financial Reporting as at December 31, 2015, management of the Company concluded that the Company had not maintained effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, because controls related to income taxes were not designed with sufficient precision to prevent or detect a potential material error in the Company’s financial information, which resulted in a reasonable possibility that a material misstatement in the Company’s financial statements related to income taxes would not have been prevented or detected on a timely basis. Therefore, management had concluded that a material weakness existed in this review control as of December 31, 2015. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified did not result in a misstatement or error in the Company’s financial statements.

In order to address the material weakness identified as of December 31, 2015, the controls related to income taxes have been re-designed as of December 31, 2016, including control narratives and all related documentation, to increase the precision to prevent or detect error. The aforementioned effort has resulted in the improvement of internal controls over income taxes. Tests have been conducted during the year with results indicating that the identified material weakness related to ineffective internal controls over income taxes has been remediated.

As described in the Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Mineração Riacho dos Machados Ltda (“MRDM”), which was acquired on April 29, 2016, and whose financial statements constitute $53.9 million and $78.6 million of net and total assets, respectively, $39.3 million of total revenue and $6.2 million of net loss of the consolidated financial statement amounts as of and for the year ended December 31, 2016.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

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The Company's independent registered public accounting firm, Deloitte LLP, have audited the Consolidated Annual Financial Statements included in the annual report and have issued an attestation report dated February 24, 2017 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

CHANGES IN INTERNAL CONTROLS

As described above under “Management’s Report on Internal Control Over Financial Reporting”, during the three months ended December 31, 2016, improvements have been made in the Company’s internal control over financial reporting to remediate a material weakness identified as of December 31, 2015 with respect to controls related to income taxes. These improvements have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting resulting from such material weakness. The Company has not made other changes in internal controls.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between December 31, 2016 and December 31, 2015 and results of operations for the periods ended December 31, 2016 and December 31, 2015.

This Management’s Discussion and Analysis has been prepared as of February 24, 2017. The Annual Consolidated Financial Statements prepared in accordance with IFRS as issued by IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the annual audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2016 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the Financial Statements and the most recent Annual Information Form for the year ended December 31, 2015 on file with the Securities Commissions of all of the provinces in Canada and which are included in the 2016 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis. All Dollar amounts in the Management’s Discussion and Analysis are in United States Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations

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at the Company's projects, the impact of the proposed new mining law in Brazil and the new Chilean tax reform package, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, the Argentine peso and the Mexican peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2016 and other continuous disclosure documents filed by the Company since January 1, 2016 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY STATEMENT TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted

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disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

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